Exhibit 10.1

Execution Version

AGREEMENT AND PLAN OF MERGER,

DATED AS OF

FEBRUARY 28, 2012,

BY AND AMONG

KCPC HOLDINGS, INC.,

STANDARD PARKING CORPORATION,

HERMITAGE MERGER SUB, INC.

AND

THE STOCKHOLDERS’ REPRESENTATIVE

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS	2

ARTICLE 2 THE MERGER	20
2.1 The Merger	20
2.2 Effective Time	20
2.3 Effects of the Merger	20
2.4 Certificate of Incorporation; By-laws; Directors and Officers	21

ARTICLE 3 EFFECT OF THE MERGER ON CAPITAL STOCK	21
3.1 Effect of the Merger on Capital Stock	21
3.2 Surrender and Payment	22
3.3 Dissenting Shares	23
3.4 Withholding Rights	24
3.5 Lost Certificates	24
3.6 Treatment of Company Options	24
3.7 Cash Consideration	24
3.8 Closing Schedules	25
3.9 Tax Consequences	26

ARTICLE 4 REPRESENTATIONS AND WARRANTIES CONCERNING THE TARGET COMPANIES	26
4.1 Authorization; Execution and Validity	26
4.2 Approvals; No Conflicts	27
4.3 Organization	27
4.4 Capitalization	28
4.5 Financial Statements	29
4.6 Absence of Undisclosed Liabilities	30
4.7 Assets	30
4.8 Contracts	31
4.9 Real Property	33
4.10 Litigation	35
4.11 Compliance with Laws	35
4.12 Intellectual Property	35
4.13 Conduct of Business	37
4.14 Insurance	39
4.15 Permits	40
4.16 Employee Benefit Plans	40
4.17 Affiliate Transactions	42
4.18 Environment	43
4.19 Employees; Labor Relations	44
4.20 Workers’ Compensation	45
4.21 Taxes	45
4.22 Accounts Receivable and Accounts Payable	48
4.23 Vendors	49

i

4.24 Bank Accounts; Powers of Attorney	49
4.25 Brokers’ or Finders’ Fees	49
4.26 Corporate Names; Business Locations	49
4.27 Disclosure Documents	50
4.28 Foreign Corrupt Practices	50
4.29 Takeover Statutes; No Rights Agreement	50
4.30 No Other Representation	51

ARTICLE 5 REPRESENTATIONS AND WARRANTIES CONCERNING PARENT AND MERGER SUB	51
5.1 Authorization	51
5.2 Approvals; No Conflicts	52
5.3 Organization	53
5.4 Capitalization	53
5.5 Parent SEC Documents	54
5.6 Financial Statements	56
5.7 Absence of Undisclosed Liabilities	56
5.8 Conduct of Business	56
5.9 Financing	56
5.10 Solvency	57
5.11 Opinion of Financial Advisor	57
5.12 Litigation	57
5.13 Disclosure Documents	58
5.14 Valid Issuance	58
5.15 Takeover Statutes; No Rights Agreement	58
5.16 Compliance with Laws	59
5.17 Contracts	59
5.18 Intellectual Property	59
5.19 Employee Benefit Plans	60
5.20 Taxes	61
5.21 Environmental	63
5.22 Brokers’ or Finders’ Fees	64
5.23 No Other Representation	64

ARTICLE 6 OTHER AGREEMENTS AND COVENANTS	64
6.1 Conduct of Business	64
6.2 Access	65
6.3 Non-Negotiation	66
6.4 Affiliate Transactions	67
6.5 Preparation of Proxy Statement; Stockholder Meetings	67
6.6 Company Stockholder Written Consent; Merger Sub Stockholder Written Consent	69
6.7 Parent Stockholders’ Meeting	70
6.8 Efforts to Close; Regulatory and Other Authorizations; Consents	71
6.9 Notices of Certain Events	72
6.10 Tax Matters	74
6.11 Indemnification of Officers and Directors	80

6.12 Parent Board Designees	80
6.13 Financing	83
6.14 Insurance Matters	85
6.15 Holding Company Financial Statements	85
6.16 Quarterly Financial Statements	86
6.17 Monthly Financial Statements and Statement of Net Debt	86
6.18 Material Letters Regarding Financial Statements	87
6.19 Listing of Parent Common Stock	87
6.20 Owned Real Property	87
6.21 Propco Taxes	87
6.22 Propco Guaranty	88
6.23 Closing Agreements	89
6.24 Bodenhamer Agreements	89

ARTICLE 7 CONDITIONS PRECEDENT TO THE CLOSING; TERMINATION	89
7.1 Mutual Conditions Precedent to Obligations of Parent and the Company	89
7.2 Conditions Precedent to Obligations of Parent	90
7.3 Conditions Precedent to Obligations of the Company	91
7.4 Termination	92

ARTICLE 8 CLOSING	95
8.1 Time and Place	95
8.2 Deliveries of the Company	95
8.3 Deliveries of Parent	96

ARTICLE 9 INDEMNIFICATION	97
9.1 Indemnification of Parent	97
9.2 Indemnification of Company Stockholders	99
9.3 Certain Limitations	99
9.4 Indemnification Procedure	100
9.5 Materiality Qualifiers	102
9.6 Investigation	102
9.7 Payment	103
9.8 Adjustment to Merger Consideration	105
9.9 Exclusive Remedy	105
9.10 Adjustments to the Net Debt and Working Capital Threshold and Base Cash Amount	105
9.11 Identified Dispute Adjustment	105

ARTICLE 10 MISCELLANEOUS	105
10.1 Successors and Assigns; Assignment	105
10.2 Notices	106
10.3 Modification	109
10.4 Confidentiality	109
10.5 Time is of the Essence	110
10.6 Exhibits and Schedules	110
10.7 Entire Agreement	110

10.8 Severability	110
10.9 Rules of Construction	110
10.10 Binding Effect	111
10.11 Choice of Law	111
10.12 Disputes	111
10.13 Survival of Covenants	114
10.14 No Third Party Beneficiaries	114
10.15 Counterparts	114
10.16 Electronic Execution and Delivery	114
10.17 Specific Performance	115
10.18 Expenses	115
10.19 Adjustments	115
10.20 Stockholders’ Representative	116

EXHIBITS

Exhibit A-1	Form Closing Agreement (Kohlberg)
Exhibit A-2	Form Closing Agreement (Versa)
Exhibit A-3	Form Closing Agreement (Lubert-Adler)
Exhibit A-4	Form Closing Agreement (Other Stockholders)
Exhibit B	Certificate of Incorporation of the Surviving Corporation
Exhibit C	Form Company Closing Schedule
Exhibit D	Financial Statements
Exhibit E	Financing Letter
Exhibit F	Form Registration Rights Agreement

SCHEDULES

Schedule A	Closing Agreement Parties
Schedule B	Company Net Working Capital
Schedule C	Divestitures
Schedule D	Board Designees
Schedule E	Description of Propco Sales
Schedule F	Description Restructuring
Schedule G	Company Indemnified Items
Schedule G-1	Indemnified Item #6
Schedule H	Tax Restructuring
Schedule I	Covered Refunds

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), is dated as of February 28, 2012, by and among (i) KCPC Holdings, Inc., a Delaware corporation (the “Company”), (ii) Standard Parking Corporation, a Delaware corporation (the “Parent”), (iii) Hermitage Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and (iv) Kohlberg CPC Rep, L.L.C., a Delaware limited liability company, solely in its capacity as the Stockholders’ Representative hereunder.

RECITALS

A. The parties hereto intend that Merger Sub be merged with and into the Company, with the Company surviving the Merger on the terms and subject to the conditions set forth herein.

B. In the Merger, upon the terms and subject to the conditions of this Agreement, each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) and preferred stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”) will be converted into the right to receive shares of Parent Common Stock in accordance with Article 3.

C. The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend adoption of this Agreement by the Company Stockholders.

D. The Company will promptly after the execution of this Agreement and in any event no later than 11:59 p.m. (Eastern Time) on the date of this Agreement, submit this Agreement to the Company Stockholders for the purpose of approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger.

E. No later than 11:59 p.m. (Eastern Time) on the date of this Agreement, the Company shall deliver to Parent the Company Stockholder Written Consent (as defined herein) from Company Stockholders holding at least 94% of the outstanding shares of Company Common Stock as of the time of such delivery.

F. The Board of Directors of Parent (the “Parent Board”) has unanimously (i) determined that it is in the best interests of Parent and the Parent Stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the Parent Stockholders.

G. The Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (i) determined that it is in the best interests of Merger Sub and the Merger Sub Stockholder, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend adoption of this Agreement by the Merger Sub Stockholder.

H. Merger Sub will promptly after the execution of this Agreement and in any event no later than 11:59 p.m. (Eastern Time) on the date of this Agreement, submit this Agreement to the Merger Sub Stockholder for the purpose of approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger.

I. No later than 11:59 p.m. (Eastern Time) on the date of this Agreement, Merger Sub shall deliver to the Company the Merger Sub Stockholder Written Consent (as defined herein) from the Merger Sub Stockholder holding 100% of the outstanding shares of Merger Sub Common Stock as of the time of such delivery.

J. In order to induce Parent to enter into this Agreement and to cause the Merger to be consummated, the Company Stockholders listed on Schedule A are executing closing agreements substantially in the applicable form included in Exhibits A-1, A-2, A-3 and A-4 attached hereto concurrently with the execution and delivery of this Agreement (each, a “Closing Agreement”).

K. The parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger.

AGREEMENT

In consideration of the mutual covenants of the parties as hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

In addition to the capitalized terms defined elsewhere in this Agreement, the following capitalized terms shall have the meanings specified in this Article 1.

“Accounting Firm” has the meaning set forth in Section 6.10(i).

“Additional Cash Consideration” has the meaning set forth in Section 3.7(b).

“Adverse Consequences” means any and all Liabilities, obligations, assessments, losses, costs, damages, deficiencies, judgments, Taxes, fines or expenses (whether or not arising out of third party claims), including interest, penalties, reasonable fees and expenses of attorneys, accountants and other consultants and experts and commercially reasonable amounts paid in investigation, defense or settlement of any of the foregoing and excluding (i) any punitive or special damages, except to the extent such damages are payable to a third party, and (ii) any consequential damages or damages for lost profits, in either case, which were not reasonably foreseeable as of the date hereof by the party required to pay such damages.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. As used in this definition, the term “control” means the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of such a Person, whether through ownership of voting securities, by contract or otherwise. Notwithstanding anything to the contrary contained herein, the term “Affiliate” with respect to any Company Stockholder shall not include (i) funds managed by the same investment manager as such Company Stockholder and (ii) portfolio companies of such Company Stockholder.

“Affiliate Transaction” has the meaning set forth in Section 4.17.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or analogous combined, consolidated or unitary group defined under state, local or foreign Income Tax law).

“Agreement” has the meaning set forth in the preamble.

“Aggregate Number of Company Common Shares Currently Outstanding” means the number of shares of Company Common Stock held by all Company Stockholders immediately prior to the Effective Time.

“Aggregate Number of Company Preferred Shares Currently Outstanding” means the number of shares of Company Preferred Stock held by all Company Stockholders immediately prior to the Effective Time.

“Aggregate Number of Parent Shares Being Issued in Total” means 6,161,334 shares of Parent Common Stock; provided, that if the Closing Share Value is greater than $24.27 per share at the Closing, then the Aggregate Number of Parent Shares Being Issued in Total shall mean a number of shares of Parent Common Stock equal to (i) $149,535,576, divided by (ii) the Closing Share Value.

“Aggregate Number of Parent Shares Being Issued to Common Holders” means a number of shares of Parent Common Stock equal to (i) the Aggregate Number of Parent Shares Being Issued in Total, minus (ii) the Aggregate Number of Parent Shares Being Issued to Preferred Holders.

“Aggregate Number of Parent Shares Being Issued to Preferred Holders” means a number of shares of Parent Common Stock equal to (i) $11,200,000, divided by (ii) the Closing Share Value.

“Annual Holding Company Financial Statements” has the meaning set forth in Section 6.15.

“Base Cash Amount” means Twenty Seven Million Dollars ($27,000,000.00), as adjusted pursuant to Section 9.10.

“Board Designee” has the meaning set forth in Section 6.12(a).

“Books and Records” means all books and records of the Target Companies, including all records, files, papers, sales and purchase correspondence, books of account and financial and employment records, whether in tangible or digital form.

“Breaching Party” has the meaning set forth in Section 9.6.

“Business” means the business of the Target Companies, as currently conducted.

“Business Day” means a day other than Saturday, Sunday or a public holiday on which banks are authorized or required to be closed under the laws of the State of New York.

“Cash and Cash Equivalents” means, as of any given time, all cash and cash equivalents determined in accordance with GAAP as of such time, which, for avoidance of doubt, shall include cash on hand, cash in banks, short-term highly liquid investments with maturities of three months or less, deposits in transit, and issued but uncleared checks and drafts and shall exclude any restricted cash, any Propco Cash and any book overdraft balances resulting from zero balance type accounts.

“Cash Consideration” has the meaning set forth in Section 3.7.

“Cash Consideration Due Date” means the three (3) year anniversary of the Closing Date.

“Cash Consideration Shortfall Amount” has the meaning set forth in Section 9.7(c)(iii).

“Cash or Stock Election” has the meaning set forth in Section 9.7(c)(ii).

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Change in Recommendation” has the meaning set forth in Section 6.7(c).

“Change of Control” shall mean (i) any event (including any merger, recapitalization or other sale, in one transaction or a series of related transactions) which results in, immediately after giving effect thereto, any Person (or group of Persons acting in concert), other than the Company Stockholders or their Affiliates, owning a majority of the voting power of the capital stock of Parent entitled to vote generally in the election of members of the Parent Board, or (ii) the sale of all or substantially all of the assets (in one transaction or a series of related transactions) of Parent and its Subsidiaries (taken as a whole) to any Person (or group of Persons acting in concert) other than the Company Stockholders or their Affiliates.

“Claimed Amount” has the meaning set forth in Section 3.7(d).

“Closing” has the meaning set forth in Section 8.1.

“Closing Agreement” has the meaning set forth in the recitals.

“Closing Date” has the meaning set forth in Section 8.1.

“Closing Share Value” shall mean the arithmetic average of the VWAP of the Parent Common Stock on each of the twenty (20) consecutive trading days immediately preceding the third trading day prior to the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Net Debt and Working Capital” shall mean (i) the Company Net Debt as of the Effective Time, plus (ii) the absolute value of the Company Net Working Capital as of the Effective Time.

“Company” has the meaning set forth in the preamble.

“Company Board” has the meaning set forth in the recitals.

“Company Board Recommendation” has the meaning set forth in Section 6.6(b).

“Company Certificate” has the meaning set forth in Section 3.1(b)(iii).

“Company Closing Schedule” has the meaning set forth in Section 3.8.

“Company Charter” means that certain Second Amended and Restated Certificate of Incorporation of the Company, as amended.

“Company Common Stock” has the meaning set forth in the recitals.

“Company Common Stock Closing Consideration Per Share” means a number of shares of Parent Common Stock equal to (i) the Aggregate Number of Parent Shares Being Issued to Common Holders, divided by (ii) Aggregate Number of Company Common Shares Currently Outstanding.

“Company Common Stockholders” means the holders of Company Common Stock.

“Company Indemnified Items Schedule” has the meaning set forth in Section 9.1(c).

“Company Disclosure Letter” means the Company Disclosure Letter attached hereto, dated as of the date hereof, delivered by the Company to Parent and Merger Sub in connection with this Agreement.

“Company Indemnified Parties” has the meaning set forth in Section 9.2.

“Company Intellectual Property” means the Registered Intellectual Property, the Owned Intellectual Property and other material Intellectual Property which is licensed to or which the Target Companies otherwise have the right to use.

“Company Intermediate Holdings” means KCPC Intermediate Holdings, Inc., a Delaware corporation and a direct wholly-owned Subsidiary of the Company.

“Company Letters of Credit” shall mean any letters of credit of the Target Companies, whether drawn or not.

“Company Net Debt” means, at any given time, the (a) aggregate amount of outstanding Indebtedness of the Target Companies at such time (other than (i) Indebtedness referred to on the Company Indemnified Items Schedule and (ii) the aggregate outstanding amount of any Company Letters of Credit), less (b) the Cash and Cash Equivalents of the Target Companies at such time. For avoidance of doubt (y) Indebtedness includes interest payable and deferred financing cost payable and (z) Cash and Cash Equivalents do not include restricted cash or Propco Cash.

“Company Net Working Capital” means, as of any given time (i) those current assets of the Target Companies of a type reflected in the items listed on Schedule B as of such time, less (ii) those current liabilities of the Company of a type reflected in the items listed on Schedule B as of such time, after taking into account the adjustment or exclusion items indicated on Schedule B as of such time; provided, that (a) in each case the accounts set forth on Schedule B shall be determined in accordance with GAAP, in the manner such accounts were determined and recorded in the Intermediate Financial Statements and (b) in no event shall (i) any item included in determining Company Net Debt be included in determining Company Net Working Capital and (ii) any item accounted for in the Company Indemnified Items Schedule be included in determining Company Net Working Capital (except, in the case of Indemnified Items other than Indemnified Items #7 and #9 on the Company Indemnified Items Schedule, for the applicable deductible (if any) for such item set forth on the Company Indemnified Items Schedule).

“Company Optionholder” means each holder of Company Options.

“Company Options” means options, warrants or other rights exercisable or exchangeable for Company Stock as required to be set forth in Section 4.4(b) of the Company Disclosure Letter.

“Company Plan Affiliate” means the Target Companies, their predecessors, and any other Person, who constitutes, has constituted, is required to be aggregated in, or has been required to be aggregated in, all or part of a controlled group or has been or is under common control with, or whose employees were or are treated as employed by, any of the Target Companies or any of their predecessors within the immediately preceding five (5) years, under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Company Preferred Stock” has the meaning set forth in the recitals.

“Company Preferred Stock Closing Consideration Per Share” means a number of shares of Parent Common Stock equal to (i) the Aggregate Number of Parent Shares Being Issued to Preferred Holders, divided by (ii) Aggregate Number of Company Preferred Shares Currently Outstanding.

“Company Stock” means Company Common Stock and Company Preferred Stock.

“Company Stockholder Approval” has the meaning set forth in Section 4.1(d).

“Company Stockholder Merger Consideration” has the meaning set forth in Section 9.3(h).

“Company Stockholder Written Consent” has the meaning set forth in Section 6.6(a).

“Company Stockholder” means any Person that is a holder of Company Common Stock or Company Preferred Stock as of the date of this Agreement or at any time hereafter and prior to the Effective Time (including any Person that is a holder of Company Options that will exercise his, her or its Company Options prior to the Effective Time and, upon the consummation of the Restructuring, each Holding Vehicle), and such Person’s successors and assigns.

“Company’s Knowledge” or any similar phrase, means (i) the actual knowledge of any of the following individuals: James Marcum, Lucinda (Cindy) Baier, James Bond, Eric Ingram, Robert Ostrov, Rick West, Sandi Chamberlain and Bill Bodenhamer or (ii) the existence or absence of such facts or circumstances of which any such individual would be aware after reasonable due inquiry.

“Confidentiality Agreement” has the meaning set forth in Section 10.7.

“Contracts” means any contracts, commitments, purchase orders, mortgages, instruments, indentures, sales orders, licenses, leases and other agreements or arrangements, whether written or oral, in each case which are legally binding, and to which any of the Target Companies or Parent, as applicable, is a party or by which any of the Target Companies or Parent, as applicable, or any of their respective assets are bound or subject.

“Covered Refunds” means the Tax refunds set forth, in each case up to the corresponding amount set forth, on Schedule I hereof, but only to the extent such Tax refunds are not taken into account in the determination of Company Net Working Capital as of the Effective Time, and excluding any Tax refund included in the Income Tax receivable recorded on the Financial Statements in the amount of $5,789,000.

“Covered Tax Returns” has the meaning set forth in Section 6.10(a)(i).

“D&O Insurance” has the meaning set forth in Section 6.11(a).

“De Minimis Acquisitions” has the meaning set forth in Section 6.3(b).

“Deductible” has the meaning set forth in Section 9.3(b).

“Deduction Election” has the meaning set forth in Section 9.7(c)(ii).

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Dispute Notice” has the meaning set forth in Section 6.21(b).

“Dissenting Shares” has the meaning set forth in Section 3.3.

“Draft Holding Company Financial Statements” has the meaning set forth in Section 4.5(a)(ii).

“EDGAR” has the meaning set forth in Section 5.5(a).

“Effective Time” has the meaning set forth in Section 2.2.

“Employee Benefit Plan” means any of the following (whether written or unwritten) which any of the Target Companies sponsors, maintains, makes contributions to, or with respect to which such entity has any other Liability (contingent or otherwise): (A) any employee welfare benefit plan, as defined in Section 3(1) of ERISA, including any medical plan, life insurance plan, short-term or long-term disability plan, dental plan, severance plan, or sick leave plan; (B) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including any excess benefit, top hat or deferred compensation plan or any nonqualified deferred compensation or retirement plan or arrangement or any qualified defined contribution or defined benefit plan or (C) any other material plan, policy, program, arrangement or agreement which provides employee benefits or benefits to any current or former employee, dependent, beneficiary, director, independent contractor or like person, including any severance agreement or plan, paid time off program, material fringe benefit plan or program, bonus or incentive plan, equity appreciation, stock option, restricted stock, phantom stock, stock bonus or deferred bonus or compensation plan, or salary reduction, change-of-control or employment agreement.

“Enforceability Exceptions” means, with respect to enforcement of the terms and provisions of this Agreement or any Transaction Document, (i) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Law affecting creditors’ rights or relief of debtors generally and (ii) the effect of general principles of equity, including general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether enforceability is considered in a proceeding in equity or at law).

“Environmental Requirements” means any Law that is related to (i) pollution, contamination, cleanup, preservation, protection, reclamation or remediation of the environment, (ii) health or safety as contemplated by the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.) (“OSHA”), (iii) any Hazardous Material, including (A) the investigation, study, assessment, testing, monitoring, containment, removal, remediation, response, cleanup, abatement, prevention, control or regulation of any Release or threatened Release of any Hazardous Material or (B) the management of any Hazardous Material, including the manufacture, generation, formulation, processing, labeling, use, treatment, handling, storage, disposal, transportation, distribution, re-use, recycling or reclamation of any Hazardous Material; and includes but is not limited to the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6091 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Clean Water Act (33 U.S.C. § 7401 et seq.), OSHA, the Toxic Substance Control Act (15 U.S.C. § 2601 et seq.), and the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 and Hazardous and Solid Waste Amendments of 1984 (42 U.S.C. § 6901 et seq.).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Litigation Matters” has the meaning set forth in Section 9.4(c).

“Expense Cap” means, as of a given date, an amount equal to Three Million Dollars ($3,000,000) plus (if such date is after June 30, 2012) an amount equal to (i) the number of months by which such date follows June 30, 2012, multiplied by (ii) Seven Hundred Fifty Thousand Dollars ($750,000) (prorated for any partial months); provided, however, that in no event shall the Expense Cap exceed Six Million Dollars ($6,000,000).

“Facility” means a parking garage, parking lot or other structure or facility that is subject to a Facility Contract.

“Facility Contract” means a management contract or lease which grants a Person the right to operate a parking facility.

“FIN 48 Tax Positions” has the meaning set forth in Section 4.5(e).

“Financial Statements” has the meaning set forth in Section 4.5(a).

“Financing” has the meaning set forth in Section 5.9.

“Financing Letter” has the meaning set forth in Section 5.9.

“Financing Sources” has the meaning set forth in Section 6.13(a).

“Fundamental Representations” has the meaning set forth in Section 9.3(a).

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Governmental Approvals” has the meaning set forth in Section 6.8(b).

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country, or any domestic or foreign state, province, county, city, other political subdivision or any other similar body or organization exercising similar powers or authority.

“Gross Profit” shall have the meaning ascribed to such term in the Form 10-K of Parent for the year ended December 31, 2010.

“Hazardous Material” means (i) hazardous substances, as defined by the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.); (ii) hazardous wastes, as defined by the Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.); (iii) petroleum, including crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure; (iv) radioactive material, including any source, special nuclear, or by-product material as defined in (42 U.S.C. §2011 et seq.); (v) asbestos that is friable or reasonably likely to become friable; (vi) polychlorinated biphenyls; and (vii) other material, substance or waste to which liability or standards of conduct may be imposed, or which requires or may require investigation, in each case under any applicable Environmental Requirements.

“Holding Company Financial Statements” has the meaning set forth in Section 6.15.

“Holding Vehicle” has the meaning set forth in Schedule F.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations under such Act.

“Income Tax” means any federal, state, local, or non-U.S. income Tax and any other Tax (i) imposed on, measured by or determined with reference to, net income, gross receipts, gains or profits, or (ii) imposed on, or with reference to, multiple bases including net income, gross receipts, gains or profits, including any interest, penalty, or addition thereto, whether disputed or not; excluding, however, in each case any sales and use taxes and any parking taxes.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indebtedness” means, with respect to any Person, without duplication, (i) the current and long-term portions (whether current or funded, secured or unsecured) of any amount owed by such Person in respect of (a) borrowed money, (b) capitalized lease obligations and (c) bankers’ acceptances or letters of credit, whether drawn or not, and any promissory note related thereto, (ii) all obligations of such Person for the deferred purchase price of any property or services, including earnouts, payments under non-compete agreements and seller notes (other than trade accounts payable and accrued employee related expenses, in each case as should be reflected on the most recent balance sheet of such Person as current liabilities arising in the ordinary course of business consistent with past practice), (iii) all obligations of such Person created or arising under any conditional sale or other title retention agreement, (iv) all obligations of such Person secured by a purchase money mortgage or other Lien, (v) any obligations secured by Liens on property acquired by such Person, whether or not such obligations were assumed by such Person at the time of acquisition of such property, (vi) all obligations of other Persons of a type referred to in clauses (i) through (v) above which are directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which such Person has otherwise assured a credit against loss, (vii) interest, principal, prepayment penalty, premiums, fees or expenses, to the extent due or owing in respect of those items listed in clauses (i) through (vi) above, whether resulting from their payment or discharge or otherwise, and (viii) any refinancings of any of the foregoing obligations.

“Indemnified Item” means any item set forth on the Company Indemnified Items Schedule under the heading “Indemnified Item.”

“Indemnified Party” has the meaning set forth in Section 9.4(a).

“Indemnifying Party” has the meaning set forth in Section 9.4(a).

“Identified Dispute Proceeds” has the meaning set forth in Section 9.11.

“Insurance Policies” has the meaning set forth in Section 4.14(a).

“Intellectual Property” means intellectual property, confidential information and proprietary information, in any and all medium, including digital, and in any jurisdiction, including all (i) patents and patent applications (including all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof) and patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (ii) trademarks, service marks, trade dress, trade names, Internet domain names, assumed names and corporate names, in each case, whether or not registered, together with the goodwill of the business associated therewith; (iii) published and unpublished works of authorship, whether copyrightable or not, including all statutory and common law copyrights associated therewith; (iv) all registrations, applications, extensions and renewals for any of the items listed in clauses (ii) and (iii); (v) trade secrets; (vi) websites and the contents thereof; (vii) computer programs, including operating systems, applications, routines, interfaces and algorithms, whether in source code or object code; (viii) databases and the information contained therein; (ix) ideas, formulae, know-how, techniques, research and development information, artwork and graphic design, drawings, specifications, blueprints, manuals and documentation, data, improvements, databases and promotional materials and (x) all proprietary rights relating to any of the foregoing, including all causes of action, damages and remedies related thereto.

“Intermediate Financial Statements” has the meaning set forth in Section 4.5(a)(i).

“JAMS” has the meaning set forth in Section 10.12(b).

“JAMS Rules” has the meaning set forth in Section 10.12(b).

“Kohlberg” means Kohlberg Investors V, L.P., Kohlberg TE Investors V, L.P., Kohlberg Partners V, L.P., Kohlberg Offshore Investors V, L.P. and Koco Investors V, L.P.

“Latest Balance Sheet” has the meaning set forth in Section 4.5(a)(ii).

“Law” means the common law of any jurisdiction, or any provision of any foreign, federal, state or local law, statute, rule, regulation, order, Permit, judgment, injunction, decree or other decision of any court or other tribunal or Governmental Authority legally binding on the relevant Person or its properties.

“Leased Real Property” has the meaning set forth in Section 4.9(b).

“Letter of Transmittal” means a customary letter of transmittal in a form reasonably acceptable to Parent, which shall include an acknowledgement and agreement to be bound by a Closing Agreement, but shall not include any representations or warranties, covenants, or indemnities that are not also in the form of Closing Agreement applicable for the relevant stockholder (other than customary tax deliveries).

“Liabilities” means any indebtedness (including any Indebtedness), liabilities or obligations of any nature (whether accrued, absolute, contingent, direct, indirect, known, unknown, perfected, inchoate, unliquidated or otherwise, due or to become due).

“Liens” means any liens, charges, rights, restrictions, options, preemptive rights, mortgages, deeds of trust, hypothecations, assessments, pledges, encumbrances, claims of equitable interest or security interests of any kind or nature whatsoever, excluding restrictions on transfer under applicable securities laws.

“Lower Indemnification Threshold” means Two Hundred Seventy Five Million Dollars ($275,000,000), as adjusted pursuant to Section 9.11.

“Lubert-Adler” means Lubert-Adler Real Estate Fund V, L.P. and Lubert-Adler Real Estate Parallel Fund V, L.P.

“Material Adverse Effect” means, with respect to any Person, any event, circumstance, development, change or effect that, individually or in the aggregate with all other such events, circumstances, developments, changes and effects, (i) would reasonably be expected to materially adversely affect the ability of such Person to consummate the Merger, or to perform its obligations hereunder, in a timely manner or (ii) has had, or would reasonably be expected to have, a material adverse affect on the business, operations, assets, liabilities, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, other than any event, state of facts, circumstance, development, change or effect directly resulting from: (a) changes in general economic, regulatory or political conditions or changes affecting the economy or securities or financial markets in general; (b) a material worsening of current conditions caused by an act of terrorism or war (whether declared or not declared) occurring after the date of this Agreement, or any natural disasters or any national or international calamity affecting the United States occurring after the date of this Agreement; (c) any general downturn in the industry in which such Person or any of its Subsidiaries operates, except, in the case of clauses (a), (b) and (c), to the extent such changes or developments have a disproportionate impact on the business, assets, liabilities, condition or results of operations of such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries conducts their businesses; (d) any change in the market price or trading volume of such Person’s securities in and of itself; (e) any changes after the date hereof in GAAP or any change in Laws or the interpretation thereof; (f) the public announcement of this Agreement and the transactions contemplated hereby; or (g) any communication by or on behalf of Parent (i) made publicly in violation of this Agreement or (ii) made to employees of any of the Target Companies generally without the prior express written consent of the Company, in each case regarding plans or intentions of Parent with respect to any of the Target Companies, or their respective businesses or employees (provided that this clause (g) shall be applicable to a determination of whether a Material Adverse Effect exists or has occurred with respect to the Target Companies only).

“Material Covered Tax Return” has the meaning set forth in Section 6.10(a)(i).

“Material Target Company” shall mean either (i) a Target Company which is not a direct or indirect wholly-owned Subsidiary of the Company, (ii) a Target Company which generated more than $100,000 of taxable income or loss for the year ended September 30, 2011 or (iii) any other Target Company that is material to the business of the Target Companies taken as a whole.

“Materials Delivery Date” has the meaning set forth in Section 6.21(a).

“Measurement Date” has the meaning set forth in Section 5.4.

“Merger” has the meaning set forth in Section 2.1.

“Merger Sub” has the meaning set forth in the preamble.

“Merger Sub Board” has the meaning set forth in the recitals.

“Merger Sub Common Stock” has the meaning set forth in Section 3.1(c).

“Merger Sub Board Recommendation” has the meaning set forth in Section 6.6(d).

“Merger Sub Stockholder” means the sole stockholder of Merger Sub.

“Merger Sub Stockholder Approval” has the meaning set forth in Section 5.1(e).

“Merger Sub Stockholder Written Consent” has the meaning set forth in Section 6.6(c).

“Monthly Financial Statements” has the meaning set forth in Section 6.17.

“NASDAQ” means the NASDAQ Global Select Market or, if not the NASDAQ Global Select Market, the principal securities exchange or trading market for the Parent Common Stock.

“NASDAQ Marketplace Rules” means the Marketplace Rules of the NASDAQ Global Select Market, as such rules may be amended or supplemented from time to time or, if the Parent Common Stock is listed on a securities exchange or quotation system other than the NASDAQ Global Select Market, any comparable rule or regulation of the primary securities exchange or quotation system on which the Parent Common Stock is listed or quoted.

“Net Debt and Working Capital Threshold” means Two Hundred Ninety Five Million Dollars ($295,000,000), as adjusted pursuant to Section 9.10 and/or Section 9.11.

“Non-Breaching Party” has the meaning set forth in Section 9.6.

“Non-Routine Repair and Maintenance” means all repairs, alterations and/or replacements of the structural elements of a Facility (including the walls, ramps, support columns, roof and foundations of the Facility) other than routine cleaning (e.g., power washing), repair and maintenance, it being acknowledged that structural elements include: (i) structural repair or replacement of the Facility (including waterproofing and surface treatments for concrete floors or other surfaces); (ii) partial or full replacement of floors or ceilings; (iii) repair or replacement of pedestrian bridges connecting a Facility to another structure; (iv) surface repair or replacement as a result of subsidence; (v) replacement or non-routine repair of any revenue control equipment or access control equipment (excluding any of the foregoing to the extent relating to compliance with PCI requirements); (vi) repair and replacement of any elevators (including cabs, cables or motors), escalators or manlifts; or (vii) changes to structural elements of a Facility necessary to comply with the Americans with Disabilities Act of 1990, or any other applicable Laws, codes or regulations. For the avoidance of doubt, Non-Routine Repair and Maintenance shall exclude: (1) repair or replacement of any computers, wiring, electrical fixtures, plumbing fixtures or pipes, fire protection equipment, alarm systems or sewer pipes (storm, sanitary or lavatory facilities); (2) repair or replacement of a heating or ventilating system; (3) repair or replacement of lighting ballasts or lighting fixtures; (4) routine repair of any revenue control equipment or access control equipment; and (5) painting, striping, and sealing.

“Non-Routine Repair and Maintenance Expenses” has the meaning set forth in Schedule G.

“Number of Parent Shares Per Holder” for any Company Stockholder, shall mean:

(A) (i) the number of shares of Company Common Stock surrendered by such Company Stockholder to Parent pursuant to Section 3.2(b), multiplied by (ii) the Company Common Stock Closing Consideration Per Share; plus

(B) (i) the number of shares of Company Preferred Stock surrendered by such Company Stockholder to Parent pursuant to Section 3.2(b), multiplied by (ii) the Company Preferred Stock Closing Consideration Per Share

“Organizational Documents” means (i) in the case of any Person organized as a corporation, the certificate or articles of incorporation of such corporation (or, if applicable, the memorandum and articles of association of such corporation) and the bylaws of such corporation; (ii) in the case of any Person organized as a limited liability company, the certificate or articles of formation or organization and the limited liability company agreement, operating agreement or regulations of such limited liability company; (iii) in the case of any Person organized as a limited partnership, the certificate or articles of limited partnership and partnership agreement of such limited partnership; (iv) in the case of any other Person, all constitutive or organizational documents of such Person which address matters relating to the business and affairs of such Person similar to the matters addressed by the documents referred to in clauses (i) through (iii) above in the case of Persons organized as corporations, limited liability companies or limited partnerships and (v) any amendment to any of the foregoing.

“Outside Date” has the meaning set forth in Section 7.4(a)(ii).

“Owned Intellectual Property” has the meaning set forth in Section 4.12(a).

“Owned Parent IP” has the meaning set forth in Section 5.18(b).

“Owned Real Property” has the meaning set forth in Section 4.9(a).

“Ownership Restructuring” has the meaning set forth in Section 7.2(i).

“Parent” has the meaning set forth in the preamble.

“Parent Board” has the meaning set forth in the recitals.

“Parent Board Recommendation” has the meaning set forth in Section 6.7(b).

“Parent Certifications” has the meaning set forth in Section 5.5(a)(ii).

“Parent Common Stock” shall mean common stock, par value $.001 per share, of Parent.

“Parent Companies” means, collectively, Parent and each of its direct and indirect Subsidiaries.

“Parent Disclosure Letter” means the Parent Disclosure Letter attached hereto, dated as of the date hereof, delivered by Parent and Merger Sub to the Company in connection with this Agreement.

“Parent Employee Benefit Plan” means any of the following (whether written or unwritten) which any of the Parent Companies or any predecessor that operated the business of any of the Parent Companies sponsors, maintains, makes contributions to, or with respect to which such entity has any other Liability (contingent or otherwise): (A) any employee welfare benefit plan, as defined in Section 3(1) of ERISA, including any medical plan, life insurance plan, short-term or long-term disability plan, dental plan, severance plan, or sick leave plan; (B) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including any excess benefit, top hat or deferred compensation plan or any nonqualified deferred compensation or retirement plan or arrangement or any qualified defined contribution or defined benefit plan or (C) any other material plan, policy, program, arrangement or agreement which provides employee benefits or benefits to any current or former employee, dependent, beneficiary, director, independent contractor or like person, including any severance agreement or plan, paid time off program, material fringe benefit plan or program, bonus or incentive plan, equity appreciation, stock option, restricted stock, phantom stock, stock bonus or deferred bonus or compensation plan, or salary reduction, change-of-control or employment agreement.

“Parent Indemnified Parties” has the meaning set forth in Section 9.1.

“Parent Intellectual Property” has the meaning set forth in Section 5.18(a).

“Parent Material Contract” shall mean a Contract of a Parent Company which is material to the business of the Parent Companies, taken as a whole.

“Parent Options” means options, warrants or other rights exercisable or exchangeable for Parent Common Stock.

“Parent Plan Affiliate” means the Parent Companies, their predecessors, and any other Person, who constitutes, has constituted, is required to be aggregated in, or has been required to be aggregated in, all or part of a controlled group or has been or is under common control with, or whose employees were or are treated as employed by, any of the Parent Companies or any of their predecessors within the immediately preceding five (5) years, under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Parent Preferred Stock” shall mean preferred stock, par value $.01 per share, of Parent.

“Parent Restricted Stock Units” shall mean restricted stock units issued to certain officers of Parent in accordance with the Standard Parking Corporation Long-Term Incentive Plan, dated March 1, 2004, which entitle such officers to receive a distribution of Parent Common Stock pursuant to the terms of such plan and a Restricted Stock Unit Agreement entered into between such officer and Parent.

“Parent SEC Report Date” has the meaning set forth in Section 5.5(a).

“Parent SEC Reports” has the meaning set forth in Section 5.5(a)(i).

“Parent Stockholder Approval” has the meaning set forth in Section 5.1(d).

“Parent Stockholder Approval Matter” has the meaning set forth in Section 5.1(d).

“Parent Stockholders” means the stockholders of Parent.

“Parent Stockholders’ Meeting” has the meaning set forth in Section 6.7(a).

“Parent’s Knowledge” or any similar phrase, means (i) the actual knowledge of any of the following individuals: James A. Wilhelm, G. Marc Baumann, Thomas L. Hagerman, Michael K. Wolf, Gerard M. Klaisle, Daniel Meyer, John Ricchiuto, Edward E. Simmons and Steven A. Warshauer or (ii) the existence or absence of such facts or circumstances of which any such individual would be aware after reasonable due inquiry.

“Per Facility Deductible” has the meaning set forth in Schedule G.

“Permit” or “Permits” means all permits, licenses, certifications, approvals, consents, notices, waivers, qualifications, filings, exemptions and authorizations by or of, or registrations with, any Governmental Authority, including vehicle and business licenses.

“Permitted Liens” means any (a) inchoate mechanics’, carriers’, workers’, materialmen’s; repairmen’s, landlords’ and other similar Liens arising in the ordinary course of business consistent with past practice and that in the aggregate are not material and do not interfere with the present use of the assets to which they apply; (b) inchoate Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable for which adequate reserves have been established or are being contested in the ordinary course of business with adequate reserves or bonds having been established; (c) statutory Liens arising by operation of Law with respect to a Liability incurred in the ordinary course of business consistent with past practice, which is not delinquent, and for which appropriate reserves have been established in accordance with GAAP (to the extent GAAP requires the establishment of such reserves); (d) with respect to property other than real property, such other Liens, encumbrances or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, encumbrance or imperfection; and (e) with respect to any parcel of real property, (i) Liens, easements, rights-of-way, encroachments, restrictions, conditions, matters of record, survey exceptions and other similar encumbrances which, individually or in the aggregate, (x) are not material in character, amount or extent in relation to the applicable real property and (y) do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location by any of the Target Companies or Parent Companies, as applicable, and (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property.

“Person” means any individual, sole proprietorship, general partnership, limited partnership, limited liability company, joint venture, trust, unincorporated association, corporation, Governmental Authority or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Post-Closing Tax Period” has the meaning set forth in Section 3.7(d).

“Pre-Closing Period” has the meaning set forth in Section 6.1(a).

“Pre-Closing Period Tax Returns” has the meaning set forth in Section 6.10(a)(i).

“Pre-Closing Tax Period” has the meaning set forth in Section 9.1(d).

“Prior Acquisition Date” shall mean May 22, 2007

“Prior Month End” has the meaning set forth in Section 6.17.

“Privacy Policies” has the meaning set forth in Section 4.12(e).

“Pro Rata Share” shall mean, for a Company Stockholder, a percentage that equals such Company Stockholder’s relative ownership of the outstanding shares of Company Common Stock as of the time immediately prior to the Effective Time; provided, however, that, if a Holding Vehicle is dissolved for any reason after the Effective Time, the term “Pro Rata Share” shall mean, for the Persons that own equity interests in such Holding Vehicle, a percentage that equals such Person’s indirect relative ownership of the outstanding shares of Company Common Stock, as set forth in the Company Closing Schedule, as of the time immediately prior to the consummation of the Ownership Restructuring.

“Propco” has the meaning set forth in Section 7.2(h)(i).

“Propco Cash” has the meaning set forth in Section 7.2(l).

“Propco Information” has the meaning set forth in Section 6.21(a).

“Propco Sales” has the meaning set forth in Section 7.2(h)(i).

“Propco Taxes” has the meaning set forth in Section 9.1(d).

“Propco Taxes Estimate” has the meaning set forth in Section 6.21(a).

“Property Sale Agreement” has the meaning set forth in Section 6.22.

“Proxy Statement” shall mean the proxy statement/prospectus to be sent to the Parent Stockholders in connection with the Parent Stockholders’ Meeting.

“Quarterly Financial Statements” has the meaning set forth in Section 6.16.

“RCRA” has the meaning set forth in Section 4.18(c).

“Real Property” has the meaning set forth in Section 4.9(b).

“Real Property Leases” has the meaning set forth in Section 4.8(a)(vi).

“Registered Intellectual Property” has the meaning set forth in Section 4.12(a).

“Registration Rights Agreement” has the meaning set forth in Section 8.2(j).

“Release” shall mean any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping into the indoor or outdoor environment.

“Replenishment” has the meaning set forth in Section 9.7(c)(iii).

“Required Company Stockholder Vote” has the meaning set forth in Section 4.1(d).

“Required Merger Sub Stockholder Vote” has the meaning set forth in Section 5.1(e).

“Required Parent Stockholder Vote” has the meaning set forth in Section 5.1(d).

“Review Standard” has the meaning set forth in Section 6.21(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Solvent” has the meaning set forth in Section 5.10.

“Stockholders’ Representative” has the meaning set forth in Section 10.20(a).

“Straddle Period” has the meaning set forth in Section 6.10(c).

“Straddle Period Tax Returns” has the meaning set forth in Section 6.10(a)(i).

“Subject Persons” has the meaning set forth in Section 4.19(a).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote generally in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association, or other business entity.

“Superfund” has the meaning set forth in Section 4.18(d).

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Systems” has the meaning set forth in Section 4.12(d).

“Target Companies” means, collectively, the Company and each of its direct and indirect Subsidiaries.

“Tax” means (a) any foreign, federal, state or local income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, parking, unclaimed property/escheatment, natural resources, severance, stamp, occupation, occupancy, ad valorem, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax of any kind whatsoever, (b) any liability for the payment of amounts of the type described in clause (a) hereof as a result of being at any time a transferee of, or a successor in interest to, any Person, or a member of any Affiliated Group or as a result of any agreement to indemnify any Person against such amounts; and (c) any interest, penalties or additions to tax or additional amounts (whether disputed or not) in respect of the foregoing.

“Tax Proceeding” has the meaning set forth in Section 6.10(g).

“Tax Restructuring” means the restructuring of the Company and its Subsidiaries described in Schedule H hereto.

“Tax Return” means any return, declaration, report, claim for refund, information return, statement or other document relating to Taxes or the determination, assessment or collection of any Taxes (including Treasury Form TD F 90-22.1), and including any schedule, statement or attachment thereto, and any amendment to any of the foregoing.

“Tax Savings” has the meaning set forth in Section 9.7(a).

“Tax Statement” has the meaning set forth in Section 6.10(a)(i).

“Third Party Claim” has the meaning set forth in Section 9.4(b).

“Transaction Documents” means the agreements, documents, certificates and instruments to be delivered pursuant to or in connection with this Agreement, including the Closing Agreements and the Registration Rights Agreement.

“Transfer Tax” has the meaning set forth in Section 6.10(e).

“Transfer Tax Returns” has the meaning set forth in Section 6.10(e).

“Upper Indemnification Threshold” means Two Hundred Eighty Five Million Dollars ($285,000,000), as adjusted pursuant to Section 9.11.

“U.S. Registered Intellectual Property” means Registered Intellectual Property that is registered with the United States Patent & Trademark Office and the United States Copyright Office.

“Versa” means Versa Capital Fund I, L.P. and Versa Capital Fund I Parallel, L.P.

“VWAP” means the volume-weighted average per share price of the Parent Common Stock on NASDAQ during the period beginning at 9:30 a.m. Eastern time (or such other time as NASDAQ announces as its official open of trading) and ending at 4:00 p.m. Eastern time (or such other time as NASDAQ announces as its official close of trading), as reported by Bloomberg LP (or successor thereto) using its “Volume at Price” functions.

“WARN Act” has the meaning set forth in Section 4.19(c).

“Websites” has the meaning set forth in Section 4.12(e).

ARTICLE 2

THE MERGER

2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, (a) Merger Sub will merge with and into the Company (the “Merger”), and (b) the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

2.2 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent and Merger Sub will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger will become effective at such date and time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

2.3 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

2.4 Certificate of Incorporation; By-laws; Directors and Officers . At the Effective Time, (a) the Company Charter shall be amended so as to read in its entirety as set forth in Exhibit B, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (b) the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation or as provided by applicable Law. The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE 3

EFFECT OF THE MERGER ON CAPITAL STOCK

3.1 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holder of any capital stock of Parent, Merger Sub or the Company:

(a) Cancellation of Certain Company Common Stock. Each share of Company Stock that is owned by the Company (as treasury stock or otherwise) or any of its direct or indirect wholly-owned Subsidiaries will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b) Conversion of Company Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be cancelled and retired in accordance with Section 3.1(a) and (ii) Dissenting Shares) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the following: (i) the Company Common Stock Closing Consideration Per Share, and (ii) the right to receive a portion of the Cash Consideration in accordance with the terms of Section 3.7.

(ii) Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be cancelled and retired in accordance with Section 3.1(a) and (ii) Dissenting Shares) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Company Preferred Stock Closing Consideration Per Share.

(iii) At the Effective Time, all such shares of Company Stock will no longer be outstanding and all such shares of Company Stock will be cancelled and retired and will cease to exist, and, subject to Section 3.3, each holder of a certificate formerly representing any such shares (each, a “Company Certificate”) will cease to have any rights with respect thereto, except the right to receive shares of Parent Common Stock in accordance with Section 3.2 hereof and, in the case of Company Common Stockholders, the right to receive a portion of the Cash Consideration in accordance with the terms of Section 3.7.

(c) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

3.2 Surrender and Payment.

(a) No later than five (5) Business Days prior to the Effective Time, Parent shall send to each record holder of shares of Company Stock at the Effective Time, a Letter of Transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates to Parent) for use in such exchange.

(b) Upon surrender by a Company Stockholder of all of his, her or its Company Certificates to Parent together with a duly completed and validly executed Letter of Transmittal, each such holder shall be entitled, following the Effective Time, to receive a number of shares of Parent Common Stock equal to the Number of Parent Shares Per Holder for such holder plus the right to receive a portion of the Cash Consideration in accordance with the terms of Section 3.7. Until so surrendered and subject to the terms set forth in Section 3.3, each such Company Certificate shall represent after the Effective Time for all purposes only the right to receive the shares of Parent Common Stock payable in respect thereof plus the right to receive a portion of the Cash Consideration in accordance with the terms of Section 3.7.

(c) All consideration paid upon the surrender of Company Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock formerly represented by such Company Certificate, and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the shares of Parent Common Stock plus the right to receive a portion of the Cash Consideration in accordance with the terms of Section 3.7 provided for, and in accordance with the procedures set forth, in this Article 3.

(d) Parent shall not be liable to any holder of shares of Company Stock for any consideration paid to a Governmental Authority pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by holders of shares of Company Stock two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall automatically become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(e) The shares of Parent Common Stock to be issued to the Company Stockholders pursuant to this Article 3 will be issued in a transaction exempt from registration under (i) the Securities Act, by reason of Section 4(2) thereof and Rule 506 of Regulation D thereunder, and (ii) applicable state securities Laws. Such shares will not, at the Effective Time, have been registered under the Securities Act or any applicable state securities Laws, and no such shares may be sold or otherwise transferred unless (i) the sale or other transfer of such shares is registered under the Securities Act, (ii) the holder of such shares delivers to Parent an opinion of counsel, in form and substance reasonably acceptable to Parent and its counsel, to the effect that such shares have been sold or otherwise transferred pursuant to exemptions from the registration requirements of the Securities Act and applicable state securities Laws, or (iii) the holder of such shares provides Parent and its counsel with reasonable assurance, as set forth in customary written documentation executed by such holder and its broker, that such shares have been sold or otherwise transferred pursuant to Rule 144 under the Securities Act (or a successor rule thereto). The shares of Parent Common Stock to be issued to the Company Stockholders pursuant to this Article 3 shall be represented by stock certificates that are countersigned by the transfer agent for the Parent Common Stock and bear a restrictive legend (and are subject to stop-transfer instructions) consistent with the foregoing.

(f) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Company Certificate(s), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying (i) such fraction, by (ii) the Closing Share Value.

3.3 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 3.1, shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 3.1(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with the DGCL (such shares of Company Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive the shares of Parent Common Stock in accordance with this Article 3, but instead shall be entitled to only such rights as are granted by the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the DGCL, such shares of Company Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the shares of Parent Common Stock in accordance with this Article 3, without interest thereon, upon surrender of such

Certificate formerly representing such shares. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have the opportunity and right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

3.4 Withholding Rights. Each of Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 3 such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or the treasury regulations thereunder, or any provision of federal, state, local or foreign Tax Law. To the extent that amounts are so deducted, withheld and remitted to the appropriate Governmental Authority by Parent, Merger Sub or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which Parent, Merger Sub or the Surviving Corporation, as the case may be, made such deduction and withholding

3.5 Lost Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed (such making of an affidavit, if applicable, to be deemed delivery of such Person’s Company Certificate for purposes of this Article 3), Parent will issue, in exchange for such lost, stolen or destroyed Company Certificate, the shares of Parent Common Stock to be issued in respect of the shares of Company Stock formerly represented by such Company Certificate as contemplated under this Article 3.

3.6 Treatment of Company Options. It is the understanding of the parties hereto that James Bond will exercise some or all of his vested Company Options prior to the Effective Time. The Company shall take all requisite action so that, at the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Option or any other Person, cancelled and of no further force or effect. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions (including obtaining any consents) that may be necessary to effectuate the provisions of this Section 3.6.

3.7 Cash Consideration. Promptly, and, in any case, no later than the third (3rd) Business Day following the Cash Consideration Due Date, Parent shall pay each Company Common Stockholder an amount equal to such Company Common Stockholder’s Pro Rata Share of the following amount (the “Cash Consideration”):

(a) the Base Cash Amount; plus

(b) the amount (if any) by which the actual Combined Net Debt and Working Capital of the Target Companies as of the Effective Time is less than the Lower Indemnification Threshold (“Additional Cash Consideration”); plus

(c) the lesser of (i) the amount of Tax refunds the Company has actually received after the Effective Time and before the third (3rd) Business Day following the Cash Consideration Due Date on account of the Income Tax receivable recorded on the Financial Statements in the amount of $5,789,000 (net of reasonable costs incurred by Parent and its Affiliates in connection with realizing such Tax refunds), and (ii) the amount paid to Parent by the Company Stockholders pursuant to Section 9.1(c) with respect to Indemnified Item #1 on the Company Indemnified Items Schedule; plus

(d) any refund of Tax of any of the Target Companies actually received after the Effective Time and before the third (3rd) Business Day following the Cash Consideration Due Date with respect to a Pre-Closing Tax Period (net of reasonable costs incurred by Parent and its Affiliates in connection with realizing such Tax refund and net of any Tax imposed on Parent or any of its Affiliates for any Tax period in connection with such Tax refund or the circumstances giving rise to such Tax refund), except to the extent that (i) such refund was taken into account in the determination of Company Net Working Capital as of the Effective Time or is included in the Income Tax receivable recorded on the Financial Statements in the amount of $5,789,000, (ii) such refund is attributable to the carryback of a Tax attribute arising in a period other than a Pre-Closing Tax Period (a “Post-Closing Tax Period” ), or (iii) the portion of any refund of Taxes with respect to a Straddle Period of a Target Company apportioned to the Post-Closing Tax Period in the manner described in Section 6.10(c); minus

(e) any amounts owed or claimed to be owed (the aggregate amount claimed to be owed, the “Claimed Amount”) to Parent by the Company Stockholders in accordance with Article 9, net of the aggregate amount of Replenishments made by the Company Stockholders pursuant to Section 9.7(c)(iii).

Notwithstanding the foregoing, in the event that after the payment of the Cash Consideration it is finally determined that Parent is not entitled to the Claimed Amount or any portion thereof, the Cash Consideration amount shall be recalculated and to the extent that such recalculated amount exceeds the previously paid amount of Cash Consideration, such excess shall be paid by Parent to the Company Common Stockholders, no later than the tenth (10th) Business Day following such determination, in the manner provided in this Section 3.7. Any payments made by Parent to a Company Common Stockholder pursuant to this Section 3.7 shall be made by wire transfer of immediately available funds to an account designated by the applicable Company Common Stockholder.

3.8 Closing Schedules. Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a closing schedule, which shall be certified by the Company’s chief financial officer, in the form of Exhibit C (the “Company Closing Schedule”) setting forth: (i) a list of all Company Stockholders and Company Optionholders as of such time; (ii) the number of shares of Company Stock and Company Options held by each of the Company Stockholders and Company Optionholders as of such time (assuming for purposes of this calculation that James Bond has exercised the Company Options held by him in full on a cashless exercise basis); (iii) the Number of Parent Shares Per Holder for each Company Stockholder; (iv) the cash in lieu of fractional shares of Parent Common Stock to be paid to each Company Stockholder, (v) the Company’s good faith estimate of the Company Net Debt as of the Effective Time; (vi) the Company’s estimated consolidated balance sheet of the Target Companies as of the Effective Time and the Company’s corresponding good faith estimate of the Company Net Working Capital as of the Effective Time; and (vii) the indirect relative ownership of the outstanding shares of Company Stock by the equity owners of the Holding Vehicles. Notwithstanding anything to the contrary contained herein, for purposes of the Company Closing Schedule and the various items set forth therein, it shall be assumed that James Bond has exercised the Company Options held by him in full on a cashless exercise basis.

3.9 Tax Consequences. For U.S. federal income tax purposes, the Merger shall be treated as may be reasonably determined by Parent, and the Parties hereto agree to not take any position on any Tax Return or in the course of any audit or examination inconsistent with such treatment, except upon a final determination of the applicable Taxing authority.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES CONCERNING THE TARGET COMPANIES

The Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date as follows:

4.1 Authorization; Execution and Validity.

(a) The Company has full right, power, capacity and authority to execute and deliver this Agreement and each of the Transaction Documents to be executed and delivered by the Company, to consummate the Merger and the transactions contemplated hereby and thereby and to comply with the terms, conditions and provisions hereof and thereof.

(b) The execution, delivery and performance by the Company of this Agreement and each of the Transaction Documents to which the Company is a party have been duly and properly authorized by all requisite action (including the approval of the Company Board, but excluding the Company Stockholder Approval) in accordance with applicable Law and with the Organizational Documents of the Target Companies.

(c) This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Each of the Transaction Documents to be executed and delivered by or on behalf of the Company will be duly executed and delivered by the Company, and, when so executed and delivered, will constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(d) The affirmative vote (the “Company Stockholder Approval”) of the holders of a majority of the outstanding shares of Company Common Stock (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt or approve this Agreement or any of the transactions contemplated hereby, including the Merger.

4.2 Approvals; No Conflicts.

(a) No consent, authorization, order or approval of, filing or registration with, or notice to, any Governmental Authority or other Person is required for the consummation by the Company of the transactions contemplated hereby, except (i) in connection, or in compliance, with the notification and waiting period requirements of the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iii) as set forth in Section 4.2(a) of the Company Disclosure Letter.

(b) Except as set forth in Section 4.2(b) of the Company Disclosure Letter, none of the execution and delivery of this Agreement and the Transaction Documents by the Company, or the performance by the Company prior to the Closing of the transactions contemplated hereby or thereby:

(i) violate or conflict with, or result in a breach of, any of the terms, conditions or provisions of the Organizational Documents of any Target Company;

(ii) violate or conflict with or result in a breach of any Law in any material respect;

(iii) violate, conflict with, result in a material breach of, or constitute (with or without notice or lapse of time or both) a material default under, or an event which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination under, or in any manner release any party thereto from any material obligation under any Permit, Contract that is required to be listed in Section 4.8(a)(ii) through Section 4.8(a)(xvii) of the Company Disclosure Letter, Facility Contracts set forth in Section 4.8(b)(i) of the Company Disclosure Letter, Indebtedness, mortgage, note, bond, license or other similar instrument to which any of the Target Companies is a party or by which the properties or assets of any of the foregoing are bound; or

(iv) result in the creation or imposition of any Lien upon any property or assets of the Target Companies (excluding any real property that is or will be subject to the Propco Sales), except for Permitted Liens.

4.3 Organization.

(a) Each of the Target Companies is duly organized, validly existing and, except as set forth on Section 4.3(a)(i) of the Company Disclosure Letter, in good standing under the laws of the state of its formation or incorporation, as the case may be. Each of the Target Companies has full power and authority to carry on its business as conducted by it and to own, lease or license, and operate the properties and assets it now owns or holds and operates. Each of the Subsidiaries, if any, of the Company is set forth in Section 4.3(a)(ii) of the Company Disclosure Letter.

(b) Except as set forth in Section 4.3(b) of the Company Disclosure Letter: (i) the Target Companies do not own or otherwise hold, directly or indirectly, beneficially or of record, any stock, membership interest, partnership interest, joint venture interest or other equity interest or participation in any Person other than the Subsidiaries set forth in Section 4.3(a)(ii) of the Company Disclosure Letter and (ii) the Company owns beneficially and of record one hundred percent (100%) of the outstanding equity interests of each of its Subsidiaries, if any, free and clear of all Liens.

(c) The name of each director and officer of each Material Target Company is set forth, opposite the position held by the same, in Section 4.3(c) of the Company Disclosure Letter.

(d) Each of the Target Companies is duly qualified to do business and is in good standing as a foreign entity in all jurisdictions where the nature of the property owned, leased or licensed by it or its use, or the nature or conduct of its business, makes such qualification necessary and where the absence of such qualification would reasonably be expected to have a Material Adverse Effect and the jurisdictions of formation or incorporation of each Material Target Company are listed opposite such Material Target Company’s name in Section 4.3(d) of the Company Disclosure Letter.

(e) Section 4.3(e) of the Company Disclosure Letter lists each of the Material Target Companies.

4.4 Capitalization. Section 4.4(a) of the Company Disclosure Letter sets forth (i) the entire authorized capital stock of each of the Material Target Companies, (ii) the total number of issued and outstanding shares of capital stock of each of the Material Target Companies and (iii) a list of all record owners of shares of capital stock of each of the Material Target Companies and the number of shares held by each such record owner. All of the outstanding shares of capital stock of each of the Target Companies have been validly issued and are fully paid and non-assessable. No shares of capital stock of the Target Companies are subject to, nor have been issued in violation of, preemptive or similar rights. Except as set forth in Section 4.4(b) of the Company Disclosure Letter, none of the Target Companies has any outstanding capital stock or other securities convertible into or exercisable or exchangeable for shares of its capital stock which are not owned by the Company or another Target Company, and none of the Target Companies has any outstanding agreements, options, warrants or rights to subscribe for or to purchase, or that require it to issue, transfer or sell, its capital stock or any stock or securities convertible into or exchangeable for capital stock or containing profit participation, phantom equity or similar features with respect to any of the Target Companies. None of the Target Companies is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock or any warrants, options or other rights to acquire its capital stock. Except as set forth in Section 4.4(c) of the Company Disclosure Letter, there are no voting agreements, voting trusts or other agreements, commitments or understandings with respect to the voting or transfer of capital stock or other securities of any of the Target Companies. All issuances, sales and repurchases by the Target Companies of their respective capital stock have been effected in compliance with all applicable Laws, including applicable foreign, federal and state securities Laws.

4.5 Financial Statements.

(a) Attached as Exhibit D are copies of the following financial statements of the Target Companies (collectively, along with the Holding Company Financial Statements once provided pursuant to Section 6.15, the “Financial Statements”):

(i) The audited consolidated balance sheets of Company Intermediate Holdings and its Subsidiaries as of September 30, 2010 and September 30, 2011 and the related audited consolidated statements of operations, stockholders’ equity and cash flows for each of the years then ended, together with a true and correct copy of the related notes and schedules thereto, the report of the Target Companies’ auditor on such audited financial statements, and all material letters that have been received on or before the date hereof by any of the Target Companies from such accountants with respect to the results of such audits (the “Intermediate Financial Statements”); and

(ii) The draft unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2011 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations, stockholders’ equity and cash flows for the year then ended, together with a true and correct copy of a draft of the related notes and schedules thereto (the “Draft Holding Company Financial Statements”).

(b) Except as set forth in Section 4.5(b) of the Company Disclosure Letter, the Financial Statements are (and the Holding Company Financial Statements and the Quarterly Financial Statements, when delivered by the Company to Parent as required hereby, shall be) consistent with the Books and Records in all material respects, were (and the Holding Company Financial Statements and the Quarterly Financial Statements, when delivered by the Company to Parent as required hereby, shall be) prepared in accordance with GAAP, consistently applied, and fairly present (and the Holding Company Financial Statements and the Quarterly Financial Statements, when delivered by the Company to Parent as required hereby, shall fairly present) in all material respects the financial condition and the results of operations, changes in stockholders’ equity, and cash flows of the Target Companies, as of the respective dates of and for the periods referred to in such financial statements, except that the interim financial statements may lack footnote disclosure and will be subject to normal year-end adjustments otherwise required by GAAP, which will not be material, individually or in the aggregate.

(c) Except as set forth in Section 4.5(c) of the Company Disclosure Letter, the Target Companies have, in all material respects and in accordance with industry standards, established, maintained, adhered to and enforced, a system of internal control over financial accounting that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Target Companies, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Target

Companies are being made only in accordance with appropriate authorizations of management of the Target Companies and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Target Companies that would be reasonably likely to have a material effect on the Financial Statements. Except as set forth in Section 4.5(c) of the Company Disclosure Letter, none of the Target Companies has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal control over financial accounting utilized by the Target Companies, (ii) any fraud, whether or not material, that involves any of the Target Companies’ management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Target Companies or (iii) any claim or allegation regarding any of the foregoing.

(d) For the fiscal year ended September 30, 2011 (i) the aggregate fees and expenses paid by the Target Companies to attorneys (excluding fees and expenses incurred for extraordinary transactions, including the Propco Sales and the transactions contemplated hereby) was $4,470,000 and (ii) the aggregate accrual for Adverse Consequences (other than out of pocket fees and expenses of attorneys) for the Existing Litigation Matters was $2,086,575.

(e) All Uncertain Tax Positions (UTPs), known tax exposures, and contingent tax liabilities of any of the Target Companies required by Financial Accounting Standards Board Interpretation No. 48 (FIN 48) and/or Financial Accounting Standard No. 5 (FAS 5) to be disclosed on any financial statement (the “Fin 48 Tax Positions”), have been fully disclosed on the Financial Statements in accordance with GAAP and have been fully disclosed in Section 4.5(e) of the Company Disclosure Letter, and reserves for all such positions, exposures or liabilities plus any interest, additions to tax and penalties have been fully made on the Financial Statements and on the books of the Target Companies in accordance with GAAP and fully disclosed in Section 4.5(e) of the Company Disclosure Letter.

4.6 Absence of Undisclosed Liabilities. None of the Target Companies has any material Liabilities (regardless of when such Liability is asserted), except (a) as and to the extent clearly and accurately reflected and accrued for or reserved against in the Latest Balance Sheet; (b) for Liabilities which have arisen after the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law); (c) executory obligations of a Target Company under a Contract (other than liabilities relating to any breach, or any fact or circumstance that, with notice, lapse of time or both, would result in a breach, thereof by any of the Target Companies); and (d) for liabilities specifically delineated in Section 4.6 of the Company Disclosure Letter.

4.7 Assets. The assets, property, rights, agreements and interests of the Target Companies constitute all of the assets, properties and rights of every type and description, whether real or personal, tangible or intangible, used or held for use by the Target Companies, in all material respects, to conduct the Business as currently conducted. Except as set forth in Section 4.7(a) of the Company Disclosure Letter, the Target Companies own valid title to all of their properties and assets to conduct their respective businesses as currently conducted free and clear of any Liens other than Permitted Liens. Except as set forth in Section 4.7(b) of the Company Disclosure Letter, each parcel of real property owned by the Target Companies is owned free and clear of any Liens other than Permitted Liens. Except as set forth in Section 4.7(c) of the Company Disclosure Letter, all of the material tangible personal property of the Target Companies is useable in the ordinary course of business consistent with past practice. Notwithstanding the foregoing in this Section 4.7, nothing in this Section shall be deemed to apply to any real property that is or will be subject to the Propco Sales.

4.8 Contracts.

(a) Section 4.8(a) of the Company Disclosure Letter is a correct and complete list (by reference to the applicable subsection hereof), as of the date hereof, of:

(i) all Facility Contracts of the Target Companies (including a schedule of the lot number and type of contract (i.e., management contract or lease) for each Facility Contract);

(ii) all Contracts, other than Facility Contracts, that require a Target Company to pay, or entitle a Target Company to receive, or would reasonably be expected to result in obligations of a Target Company of, consideration in excess of $300,000 per annum or $2,000,000 in the aggregate, in each case after the date hereof;

(iii) all Contracts that restrict a Target Company or any of its Affiliates from competing with or engaging in any business activity anywhere in the United States, Canada or Puerto Rico, or to the Knowledge of the Company, anywhere in the world other than the United States, Canada or Puerto Rico;

(iv) all Contracts for acquisitions or dispositions (by merger, purchase or sale of assets or stock or otherwise) to which a Target Company has continuing material obligations or material rights;

(v) all Contracts of a Target Company concerning joint venture or partnership agreements, or the sharing of profits, excluding Organizational Documents of wholly owned Subsidiaries;

(vi) all Contracts of a Target Company with respect to the lease of Leased Real Property, other than real property which is a parking facility (the “Real Property Leases”);

(vii) all Contracts of a Target Company with respect to the lease of personal property in excess of $50,000 per annum or $250,000 in the aggregate;

(viii) all Contracts of a Target Company with respect to Indebtedness;

(ix) all Contracts of a Target Company with any Governmental Authority other than Facility Contracts and monthly parking Contracts;

(x) all material Contracts pursuant to which a Target Company leases, is licensed or otherwise authorized to use or distribute any Intellectual Property of any other Person (excluding off-the-shelf software products, shrink-wrap, click-wrap and software packaged with hardware devices) or which otherwise affect the ability of a Target Company to use any material Company Intellectual Property;

(xi) all material Contracts pursuant to which a Target Company leases, licenses or otherwise authorizes another Person to use, distribute, sell, resell or incorporate any Company Intellectual Property other than non-exclusive licenses entered into in the ordinary course of business;

(xii) all Contracts of a Target Company that contain any “most-favored nation” pricing or similar pricing terms or provisions regarding minimum volumes, volume discounts, or rebates;

(xiii) all Contracts of a Target Company that, together with any related Contracts, provide for capital expenditures in excess of $250,000 for any single project or related series of projects (including a schedule of the estimated amount of capital expenditures provided for pursuant to each such Contract);

(xiv) all Contracts that provide for the employment or retention of any current employee of a Target Company (other than an offer letter or other similar document which provides for employment of a non-management employee on an at-will basis and that can be terminated by the applicable Target Company with no cost, damages or other liability pursuant to its terms), or an ongoing or potential severance obligation of a Target Company to any current or former employee, or that contains any change of control or similar provisions in respect of any employee of a Target Company;

(xv) all Contracts of a Target Company that provide for indemnification of a third-party by a Target Company (which indemnification obligation has not expired or terminated) other than non-exclusive licenses entered into in the ordinary course of business;

(xvi) all material credit card processing and merchant agreements; and

(xvii) all other Contracts of a Target Company material to the business of the Target Companies, taken as a whole, not otherwise required to be scheduled pursuant to Sections 4.8(a)(i) through 4.8(a)(xvi) above.

(b) Except as set forth on Section 4.8(b)(i) of the Company Disclosure Letter, correct and complete copies of the Contracts required to be listed in Section 4.8(a) of the Company Disclosure Letter, together with all modifications and amendments thereto and with appropriate redactions where necessary, have been made available to Parent; provided, that with respect to the Contracts required to be listed on Section 4.8(a)(i) of the Company Disclosure Letter, only the Facility Contracts set forth in Section 4.8(b)(ii) of the Company Disclosure Letter have been made available to Parent. Except as set forth in Section 4.8(b)(iii) of the Company Disclosure Letter, no Target Company is in default in any material respect, nor has any event occurred which with the giving of notice or the passage of time or both would constitute a default in any material respect by a Target Company or which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination of or by another party under, or in any manner release any party thereto from any material obligation under, any Contract required to be listed in Section 4.8(a) of the Company Disclosure Letter, and, to the Company’s Knowledge, no other party is in default in any material respect, nor has any event occurred which with the giving of notice or the passage of time or both would constitute a default in any material respect by any other party or which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination of or by a Target Company under, or in any manner release any party thereto from any material obligation under, any such Contract. Each of the Contracts required to be listed in Section 4.8(a) of the Company Disclosure Letter is in full force and effect, is valid and enforceable in accordance with its terms and, except as set forth in Section 4.8(b) of the Company Disclosure Letter, will be so immediately after the Effective Time.

(c) Except as set forth in Section 4.8(c) of the Company Disclosure Letter, as of the date hereof, the Target Companies have not received any written notice of (nor do the Target Companies otherwise know of) the decision or intention of any other party thereto to cancel, terminate or not renew any Contract required to be listed in Section 4.8(a) of the Company Disclosure Letter, whether in accordance with the terms of the respective Contract or otherwise.

(d) To the Company’s Knowledge: (i) there are no pending or written threats of condemnation or other governmental taking of any Facility or any part thereof that would be material to the Target Companies, taken as a whole, (ii) no fact or condition exists that would reasonably be expected to result in the termination or impairment of presently available access to any portion of any Facility from adjoining public or private streets or ways or in the discontinuation of presently available and otherwise reasonably necessary sewer, water, electric, gas, telephone or other utilities or services and (iii) there are no material special, general or other assessments pending against a Target Company or affecting any Real Property as of the date of the Latest Balance Sheet that would be payable by the lessee thereof and that have not been accrued for on the Latest Balance Sheet in accordance with GAAP.

4.9 Real Property.

(a) Section 4.9(a) of the Company Disclosure Letter lists all real property owned by any of the Target Companies, excluding those that are or will be subject to the Propco Sales (the “Owned Real Property”). With respect to Owned Real Property, the Company has delivered or made available, to the extent in the Company’s possession, to Parent true, complete and correct copies of the deeds and other instruments (as recorded) by which the applicable Target Company acquired such Owned Real Property, and copies of all title insurance policies, opinions and surveys relating to such Owned Real Property, in each case, in the possession of the Company.

(b) Section 4.9(b) of the Company Disclosure Letter lists all real property used or held for use by a Target Company which is leased by a Target Company from third parties other than real property which is a parking facility (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”), and indicates, to the Company’s Knowledge, the owners or persons responsible for collection of the rental payments relating to such Leased Real Property.

(c) The Real Property, together with any property subject to a Facility Contract identified in Section 4.8(a)(i) of the Company Disclosure Letter constitutes the only real property used, occupied or held for use by a Target Company in connection with the Business.

(d) Except for the Real Property Leases and any real property subject to a Facility Contract identified in Section 4.8(a)(i) of the Company Disclosure Letter and except as set forth in Section 4.9(d) of the Company Disclosure Letter, there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party the right of use or occupancy of any portion of any parcel of the Real Property.

(e) Section 4.9(e) of the Company Disclosure Letter lists any material past due obligation of any Target Company as lessee under any Real Property Lease.

(f) Section 4.9(f) of the Company Disclosure Letter lists all pending and, to the Company’s Knowledge, written threats of condemnation or other governmental taking of any Real Property or any part thereof that would be material to the Target Companies, taken as a whole.

(g) To the Company’s Knowledge, Section 4.9(g) of the Company Disclosure Letter lists any Real Property that is not in compliance with all zoning requirements.

(h) To the Company’s Knowledge, no fact or condition exists that would reasonably be expected to result in the termination or impairment of presently available access to any portion of any Real Property from adjoining public or private streets or ways or in the discontinuation of presently available and otherwise reasonably necessary sewer, water, electric, gas, telephone or other utilities or services.

(i) Except as set forth on Section 4.9(i) of the Company Disclosure Letter, to the Company’s Knowledge, there are no material special, general or other assessments pending against a Target Company or affecting any Real Property that would be payable by the lessee thereof and that have not been accrued for on the Latest Balance Sheet in accordance with GAAP.

(j) Section 4.9(j) of the Company Disclosure Letter lists all brokerage arrangements entered into by any Target Company with respect to any Real Property.

4.10 Litigation. Except as set forth in Section 4.10(a) of the Company Disclosure Letter, there is no suit, action, claim, proceeding, investigation, arbitration or mediation pending or, to the Company’s Knowledge, threatened against a Target Company or any of its current or former officers, directors or employees (with respect to their service as an officer, director or employee of a Target Company) except for any such matters involving solely a claim of monetary damages of less than $20,000, individually. Section 4.10(b) of the Company Disclosure Letter sets forth a complete and correct list and description of all suits, actions, claims, proceedings, investigations, arbitrations and mediations made, filed or otherwise initiated in connection with a Target Company and resolved during the three (3) years immediately preceding the date of this Agreement, except for matters covered by insurance with an amount ultimately paid out by any Target Company less than $100,000 and no other remedy. Except as set forth in Section 4.10(c) of the Company Disclosure Letter, no Target Company is subject to any judgment, award, order or decree. Except as set forth in Section 4.10(d) of the Company Disclosure Letter, no Target Company is engaged in any suit, action, claim, proceeding, arbitration or mediation to recover monies due it or for damages sustained by it in excess of $10,000 individually.

4.11 Compliance with Laws. Except as set forth in Section 4.11 of the Company Disclosure Letter, (i) no Target Company is, nor since the Prior Acquisition Date has it been, in violation of any Law that has resulted or would reasonably be expected to result in Liabilities material to the Target Companies, taken as a whole, and (ii) no Target Company has received notice of any such violation during the three (3) years immediately preceding the date of this Agreement.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Company Disclosure Letter contains a complete list (specifying the owner thereof and the patent, registration or application number and issuance, registration or filing date if applicable) of all patented or registered Intellectual Property owned by any Target Company and all applications for patents or Intellectual Property, and all domain names owned by any Target Company (the “Registered Intellectual Property”). Section 4.12(a) of the Company Disclosure Letter also contains a complete list of material unregistered trademarks and material proprietary software owned by any of the Target Companies. The material Intellectual Property owned by any of the Target Companies (the “Owned Intellectual Property”) is the property of one or more the Target Companies, and no Person other than the Target Companies has any right, title or interest in or to any of such Owned Intellectual Property. To the Company’s Knowledge, none of the U.S. Registered Intellectual Property is invalid or unenforceable, and all registrations therefor are in full force and are not to the Company’s Knowledge subject to pending challenge, opposition, nullity or interference proceedings.

(b) The Intellectual Property the Target Companies own, license or have the right to use and/or license or sublicense is sufficient in all material respects, to conduct the Business as currently conducted. Except as set forth in Section 4.12(b) of the Company Disclosure Letter, each item of Company Intellectual Property will, immediately subsequent to the Effective Time, continue to be owned and/or available for use, license or sublicense by the Surviving Corporation on terms which are materially the same as those pursuant to which the Target Companies, immediately prior to the Effective Time subject to obtaining any required consents for assignment for software licensed from third parties. No loss or expiration of any of Registered Intellectual Property prior to the natural expiration of such Intellectual Property is pending or threatened to the Company’s Knowledge. The Target Companies have taken all action necessary and paid all fees and Taxes (to the extent applicable), required to protect and maintain in full force and effect the material U.S. Registered Intellectual Property other than for such items listed on Section 4.12(b) of the Company Disclosure Letter which counsel has been instructed to abandon in the ordinary course of business.

(c) There are no pending claims against a Target Company, and there have not been any such claims since the Prior Acquisition Date, contesting the validity, use, ownership or enforceability of any of the Owned Intellectual Property, and, to the Company’s Knowledge, no such action is threatened (including cease and desist letters, demands or offers to license), in each case other than prosecution matters conducted before the U.S. Patent and Trademark Office in the ordinary course. The operation of the Business does not infringe, misappropriate or violate, and the operation of the Business since the Prior Acquisition Date has not infringed, misappropriated or violated, the Intellectual Property of any other Person in any material respect. Except as set forth in Section 4.12(c) of the Company Disclosure Letter, during the three (3) years immediately preceding the date of this Agreement, no written notices have been received by a Target Company regarding any potential infringement, misappropriation or violation of Intellectual Property of any other Person (including any cease-and-desist letters or demands or offers to license any Intellectual Property from any other Person), and no Target Company has received, during the three (3) years immediately preceding the date of this Agreement, a non-infringement legal opinion with respect to any Company Intellectual Property. To the Company’s Knowledge, no other Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property.

(d) The computer systems and related equipment currently used in the conduct of the Business, including the internal software, hardware and networks, and customer or client-facing or accessible websites and interactive functionality (collectively, the “Systems”), are sufficient in all material respects for the current needs of the Business. Except as set forth in Section 4.12(d) of the Company Disclosure Letter, in the past twelve (12) months, there have been no material failures, breakdowns, or continued substandard performance of, any such Systems that has caused the substantial disruption or interruption in or to the use of such Systems by a Target Company or the conduct of the Business. The Target Companies have a commercially reasonable disaster recovery plan, a complete copy of which has been made available to Parent.

(e) All of the Target Companies’ privacy policies applicable to the collection, storage and usage of information collected from the Target Companies’ web sites (the “Privacy Policies” and such websites being, herein, the “Websites”) are posted, to the extent required, on such Websites. To the Knowledge of the Company, the Target Companies have since the Prior Acquisition Date collected, stored and used personally identifiable information in compliance with the Privacy Policies.

(f) Except as set forth on Section 4.12(f) of the Company Disclosure Letter, the Target Companies have since the Prior Acquisition Date been and currently are in material compliance with all Laws relating to privacy, security, and security breach notification requirements applicable to the Websites used in the operation of the Business.

(g) To the Knowledge of the Company, none of the Target Companies has received during the three (3) years immediately preceding the date of this Agreement inquiries from the Federal Trade Commission or any other federal or state Governmental Authority regarding the possible violation of their Privacy Policies or any Laws relating to privacy, security or security breach notification.

(h) None of the Target Companies has received during the three (3) years immediately preceding the date of this Agreement any written complaint from any Website user regarding material non-compliance with their Privacy Policy.

(i) The Target Companies have since February 28, 2009 adopted reasonable measures, including administrative, physical and technical measures, to protect the confidentiality, security, availability and integrity of personally identifiable information maintained, processed or transmitted by or through their Websites or Systems; and, without limiting the generality of the foregoing, the Target Companies have complied with the Payment Card Industry Data Security Standards (issued by the Payment Card Industry Security Standards Council) applicable to the Business.

(j) The Target Companies have adopted reasonable procedures for identifying and responding to breaches of security of personally identifiable information, including procedures for notifying persons whose personally identifiable information is accessed or acquired by unauthorized persons.

(k) To the Company’s Knowledge, since February 28, 2009, no Target Company has experienced any material breach of security of personally identifiable information maintained, processed or transmitted by any Target Company whether or not such security breach required notice thereof to any Person under any applicable Law.

4.13 Conduct of Business. Except as set forth in Section 4.13(a) of the Company Disclosure Letter, from June 30, 2011 to the date hereof, (i) the Target Companies have conducted their respective businesses only in the ordinary course consistent with past practice and (ii) there has been no event, change or circumstance which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth in Section 4.13(b) of the Company Disclosure Letter, from June 30, 2011 to the date hereof, no Target Company has:

(a) except for items solely relating to one or more properties that are or will be subject to the Propco Sales, sold, assigned, transferred, disposed of, or abandoned any material property, rights or assets, except for the sale of inventory in the ordinary course of business consistent with past practice, or mortgaged, pledged or subjected any material property, right or assets to any Lien (other than Permitted Liens), charge or other restriction;

(b) except for items solely relating to one or more properties that are or will be subject to the Propco Sales, sold, assigned, transferred, disposed of, or abandoned or permitted to lapse any Permits, any material Intellectual Property or any other material intangible assets, or disclosed any confidential or proprietary information of the Target Companies to any Person (excluding Persons under an agreement or obligation of confidentiality), granted any license or sublicense of any rights under or with respect to any material Intellectual Property other than non-exclusive licenses entered into in the ordinary course of business;

(c) made or granted, or made any promise to make or grant, any increase in the compensation of any employee with annual compensation of $150,000 or more, or amended or terminated any existing employee plan, program, policy or arrangement, including any Employee Benefit Plan, or adopted any new Employee Benefit Plan, in each case other than immaterial changes in salary or bonus compensation in the ordinary course of business consistent with past practice or except as required by Law or by the terms of any Employee Benefit Plan or other agreement, or hired or engaged any employee or independent contractor with annual compensation of $150,000 or more;

(d) conducted its cash management customs and practices (including the timing of, invoicing and collection of receivables and the accrual and payment of payables and other current liabilities) and maintained the Books and Records in the ordinary course of business consistent with past practice;

(e) made any loans or advances to, or guarantees for the benefit of, or entered into any transaction or Contract with, any Affiliate other than a wholly owned Subsidiary or in the ordinary course of business consistent with past practice;

(f) suffered any extraordinary loss, damage, destruction or casualty loss to the business of a Target Company or the properties or assets of a Target Company, or canceled, compromised, released or waived any rights or claims of material value, whether or not covered by insurance and whether or not in the ordinary course of business;

(g) other than any changes required by changes to GAAP or in applicable Law after the date hereof, adopted or changed any financial reporting, Tax or accounting policy, period, method or practice, including any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or its fiscal year that would be material to the Target Companies, taken as a whole;

(h) declared, set aside or paid any dividend or distribution of cash, capital stock or other property or securities in respect of its capital stock or purchased, redeemed or otherwise acquired any shares of its capital stock or other securities;

(i) amended, canceled, terminated, modified or waived any Contract required to be listed in Section 4.8(a) of the Company Disclosure Letter, except in the ordinary course of business consistent with past practice;

(j) issued, delivered, sold, pledged or otherwise encumbered any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire or receive any such shares, interests or securities or any stock appreciation rights, phantom stock awards or other rights that are linked in any way to the price of the Company Stock or the value of the Company or any part thereof;

(k) amended or taken any action to amend its Organizational Documents, or engaged in any merger, consolidation, reorganization, reclassification, liquidation, dissolution or similar transaction;

(l) acquired by merger or consolidation, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, all or a substantial portion of any business or entity or division thereof;

(m) commenced, waived, paid, discharged or settled any material claim or lawsuit;

(n) adopted or entered into any collective bargaining agreement or other labor union Contract applicable to the employees of any of the Target Companies;

(o) made any capital expenditures or commitments, or incurred the obligation to make any such expenditures or commitments, in excess of $2,000,000 per quarter;

(p) incurred any Indebtedness other than Indebtedness incurred under the existing credit facilities of such Target Company set forth in Section 4.8(a)(viii) of the Company Disclosure Letter;

(q) made, changed or rescinded any material election relating to Taxes;

(r) entered into any closing agreement or similar arrangement with respect to Taxes or any settlement of any material audit, examination or other claim or liability for Taxes or consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than in connection with ordinary course extensions for the filing of any Tax Returns);

(s) filed any Tax Return in a manner inconsistent with past practice, amended any Tax Return, filed any claim for a material Tax refund or surrendered any right to claim a refund of Taxes;

(t) had Company Letters of Credit with a face amount outstanding in excess of Fifty Five Million Dollars ($55,000,000) in the aggregate; or

(u) entered into any Contract to do or engage in any of the foregoing.

4.14 Insurance.

(a) Each of the insurance policies now maintained by the Target Companies and the respective limits for such insurance policy, is set forth in Section 4.14(a) of the Company Disclosure Letter hereto (collectively, the “Insurance Policies”). Except as set forth in Section 4.14(a)(ii) of the Company Disclosure Letter, each Insurance Policy is in full force and effect, the Target

Companies are not in default under any Insurance Policy in any material respect, no claim for coverage under any Insurance Policy where the claimed amount would reasonably be expected to exceed the self-insured retention or deductible has been denied or disputed during the three (3) years immediately preceding the date of this Agreement and, during the three (3) years immediately preceding the date of this Agreement, the Target Companies have not received any notice of cancellation or intent to cancel or increase or intent to increase premiums with respect to the Insurance Policies.

(b) Set forth in Section 4.14(b) of the Company Disclosure Letter is a list, as of the date hereof, of (i) all outstanding performance or surety bonds issued on behalf of any of the Target Companies, and (ii) the total amount of collateral currently being held by the issuer(s) thereof.

(c) Since February 28, 2009, no performance or other surety bond issued on behalf of any Target Company has been forfeited by the applicable Target Company or presented for payment by its obligee.

(d) Except as set forth in Section 4.14(d) of the Company Disclosure Letter, none of the Target Companies has received during the three (3) years immediately preceding the date of this Agreement any written complaint from the Occupational Safety and Health Administration with respect to any matter that would reasonably be expected to be material to the Target Companies, taken as a whole.

4.15 Permits. Except as set forth in Section 4.15(a), to the Company’s Knowledge, each of the Target Companies holds all material Permits necessary for its current conduct of the Business as currently conducted. Except as set forth in Section 4.15(b) of the Company Disclosure Letter and except for matters which have been resolved and any liability discharged prior to the date hereof, to the Company’s Knowledge, each Target Company is, and at all times since the Prior Acquisition Date has been, in compliance in all material respects with all such Permits, all of which are validly subsisting, binding and in full force and effect in all material respects. During the three (3) years immediately preceding the date of this Agreement, except as set forth on Section 4.15(c) of the Company Disclosure Letter, no Target Company has received any notice regarding any actual, alleged or potential failure to comply with any such Permit, and, to the Company’s Knowledge, no action or proceeding is threatened to revoke, suspend, terminate, cancel, withdraw or limit any such Permits, except for Permits where the failure to comply with such Permit resulted in fines, penalties or other damages of less than $5,000 individually.

4.16 Employee Benefit Plans.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a correct and complete list of all Employee Benefit Plans.

(b) The Target Companies have made available correct and complete copies to Parent of (i) each written Employee Benefit Plan, as amended to the Closing, together with audited financial statements and actuarial reports for the most recent plan year, if applicable; (ii) each funding vehicle and service agreement related to each Employee Benefit Plan, if reduced to writing, including all amendments; (iii) the most recent and any other material determination letter or ruling issued by any Governmental Authority with respect to each Employee Benefit Plan, if applicable; (iv) the Form 5500 Annual Report, including all schedules and attachments, for the most recent plan year for each Employee Benefit Plan, if applicable, and (v) the most recent summary plan description and any summary of modifications for each Employee Benefit Plan, if applicable. A description of any unwritten Employee Benefit Plan, including a description of any material terms of such plan, is set forth in Section 4.16(b) of the Company Disclosure Letter. Each Employee Benefit Plan that is intended to be a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter from the IRS which remains in effect and on which it can rely, and, to the Company’s Knowledge, there are no facts or circumstances that would jeopardize such qualification.

(c) Each Employee Benefit Plan (i) complies in all material respects in form and in operation with its terms and with all applicable requirements under ERISA, the Code or any other applicable Law and (ii) has been and is operated and funded in all material respects in such a manner as to qualify, where appropriate, for both federal and state purposes, for income tax deferral for its participants, tax-exempt status for its funding vehicle, and the allowance of deductions and credits with respect to contributions thereto. With respect to each Employee Benefit Plan, all contributions, payments, premiums, expenses, reimbursements or accruals for all periods ending on or prior to the Closing Date (including periods from the first day of the then current plan year to the Closing Date) shall have been timely made in all material respects or accrued in accordance with past practice.

(d) Except as set forth in Section 4.16(d) of the Company Disclosure Letter, neither the Target Companies nor any predecessors that operated the Business or any Company Plan Affiliate participates in or makes contributions to or has any other Liability (contingent or otherwise) with respect to an “employee benefit plan” (as defined in Section 3(3) of ERISA) which is or was (i) a “multiemployer plan” within the meaning of Section 3(37) or 4001 of ERISA, (ii) a “multiple employer plan” within the meaning of Code Section 413(c), (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (iv) subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(e) Except as set forth on Section 4.16(e) of the Company Disclosure Letter, there are no actions, suits, investigations or claims pending or, to the Company’s Knowledge, threatened with respect to any Employee Benefit Plan or the assets thereof (other than routine claims for benefits), and, to the Company’s Knowledge, there are no facts which would reasonably give rise to any material Liability, action, suit, investigation, or claim against any Employee Benefit Plan, any fiduciary or plan administrator or other Person dealing with any Employee Benefit Plan or the assets thereof.

(f) No Employee Benefit Plan provides medical, health, life insurance or other welfare-type benefits to retirees or former employees, owners or consultants or individuals who terminate (or have terminated) employment with the Target Companies, or the spouses or dependents of any of the foregoing (except for healthcare continuation coverage for former employees, their spouses and other dependents as required to be provided under Section 4980B of the Code or Sections 601 through 608 of ERISA).

(g) Except as set forth in Section 4.16(g) of the Company Disclosure Letter, no Employee Benefit Plan, or any other agreement, program, policy or other arrangement by or to which a Target Company is a party, is bound or is otherwise liable, by its terms or in effect requires any payment or transfer of money, property or other consideration (i) on account of or in connection with the transactions contemplated by this Agreement or any subsequent termination of employment which payment would constitute an “excess parachute payment” within the meaning of Section 280G of the Code or (ii) which would not be deductible pursuant to Section 162(m) of the Code with respect to any period prior to the Closing.

(h) Each Employee Benefit Plan that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) complies in all material respects with Section 409A of the Code and the Company has not reported any amount of compensation pursuant to any such plan either (i) using Code 2 in Box 12 of an employee’s Form W-2 or (ii) in Box 15b of a non-employee service provider’s Form 1099-MISC.

(i) To the Company’s Knowledge, no Person: (i) has entered into any nonexempt “prohibited transaction,” as such term is defined in ERISA and the Code, with respect to any Employee Benefit Plan; (ii) has breached a fiduciary obligation with respect to any Employee Benefit Plan; or (iii) otherwise has any liability for any failure to act or comply in connection with the administration or investment of the assets of any Employee Benefit Plan, in each case that would reasonably be expected to give rise to a material liability to the Target Companies, taken as a whole. Each Target Company has, for purposes of each relevant Employee Benefit Plan, in all material respects, correctly classified those individuals performing services for such Target Company as common law employees, leased employees, independent contractors or agents of the Target Company.

4.17 Affiliate Transactions. Except as set forth in Section 4.17(a) of the Company Disclosure Letter, none of the Target Companies has engaged in any Affiliate Transactions at any time during the three (3) years immediately preceding the date of this Agreement. From and after the Closing Date, expect as expressly contemplated by this Agreement and the other Transaction Documents and except as set forth in Section 4.17(b) of the Company Disclosure Letter, none of the Target Companies shall have any obligation to engage in any Affiliate Transaction and shall not be bound by any contract, agreement, arrangement or commitment with respect to any Affiliate Transaction. For purposes of this Agreement, “Affiliate Transaction” means any contract, agreement, arrangement, commitment or transaction between the Target Companies, on the one hand, and (a) any present or former officer, director, employee or stockholder of any of the Target Companies or any of their respective Affiliates, (b) any of the Company Stockholder’s (i) funds managed by the same investment manager as such Company Stockholder and (ii) portfolio companies of such Company Stockholder, or (c) to the Company’s Knowledge, any family member thereof or any trust for the benefit of any such person or entity, any family members thereof or any entity in which any officer, director, employee or stockholder of any of the Target Companies or any family member thereof is an owner of more than 10% of the voting equity securities of such entity (other than a public company), on the other.

4.18 Environment. Except as set forth on Section 4.18 of the Company Disclosure Letter:

(a) The Target Companies have not received any notice of any, and to the Company’s Knowledge there are no, pending actions against the Target Companies under any Environmental Requirement.

(b) The Target Companies have not received notice of any, and to the Company’s Knowledge there are no, environmental conditions, situations, or incidents that would reasonably be expected to give rise to a material action or to any material liability with respect to the Target Companies, taken as a whole, under any Environmental Requirement.

(c) The Target Companies have not been requested or required to take any corrective action regarding any hazardous waste treatment, storage or disposal facility or unit pursuant to the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. 6901, et. seq. as amended by the Solid and Hazardous Waste Amendments of 1984, or under any state “RCRA” statute, program or implementing regulations.

(d) Except for matters that would not reasonably be expected to result in a Liability material to the Target Companies and except for matters that have been resolved, taken as a whole, the Target Companies have not received any written notice, nor to the Company’s Knowledge, have the Target Companies been, included, named or designated as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. 9601, et. seq., as amended by the Superfund Amendments and Reauthorization Act of 1986 (“Superfund”) or under any state Superfund statute or other law of similar effect imposing liability regarding Hazardous Materials.

(e) There are no underground or aboveground storage tanks or connecting piping systems present on or under any Facilities, except for such tanks and/or piping systems for which all material documents and information in the Target Companies’ possession or control have been made available to Parent prior to Closing.

(f) The Target Companies have not received any notice of, nor to the Company’s Knowledge have there been, any Releases of Hazardous Materials on, about or under any of the soil or groundwater of any of the Real Property for which Releases any Target Company would reasonably be expected to incur any material liability under any Environmental Requirements.

(g) During the three (3) years immediately preceding the date of this Agreement, the Target Companies have not received any notice of, nor to the Company’s Knowledge have any of them been a party to, any citizen suit or governmental action with regard to or associated with any of the Real Property brought pursuant to any Environmental Requirement.

(h) The Target Companies are in compliance with all applicable Environmental Requirements with respect to the Real Property and the requirements of any permits issued under such Environmental Requirements with respect to the Real Property, in each case, in all material respects.

(i) The Target Companies have made available to Parent with correct and complete copies of all material documents in their possession pertaining to environmental matters regarding any of the Real Property or the Business of the Target Companies, including reports, assessments, correspondence, data, notices, orders, audits, material safety data sheets, logs and permits.

4.19 Employees; Labor Relations.

(a) Section 4.19(a) of the Company Disclosure Letter hereto is a list of all of the Target Companies’ current employees, directors, officers and independent contractors, setting forth the name, title, employment (or such independent contractor, as the case may be) commencement date, current annual rate of compensation of each such person and total compensation (including bonuses) for such employee, director, officer or independent contractor that earned in excess of $150,000 during calendar year 2011 or is expected to earn in excess of $150,000 during calendar year 2012 (the “Subject Persons”). Except as set forth in Section 4.19(a) of the Company Disclosure Letter, none of the Subject Persons of the Target Companies are on short-term or long-term disability, military, medical or other leave as of the date hereof. Except as set forth in Section 4.19(a) of the Company Disclosure Letter, from December 31, 2010 to the date hereof, (i) no Subject Person of the Target Companies has given written notice of his or her intent to terminate such employment, and (ii) no written notice of termination has been given to any Subject Person by the Target Companies. To the Company’s Knowledge, no employee or independent contractor has, in connection with his or her performance of services on behalf of the Target Companies, breached any restrictive covenant that he or she owes to any third party.

(b) Except as set forth in Section 4.19(b) of the Company Disclosure Letter hereto (i) the Target Companies are not a party to any confidentiality agreements, collective bargaining agreements or other contracts or agreements with any employees of the Target Companies (or any labor union representing such employees) with respect to their employment by the Target Companies, (ii) no strike, union organizational activity or allegation, charge or complaint of employment discrimination, harassment or other similar occurrence (whether or not resolved) is pending or, to the Company’s Knowledge, threatened against any of the Target Companies (and to the Company’s Knowledge, there is no basis for any such allegation, charge or complaint) and (iii) there are no outstanding union grievances with material financial consequences for the Target Companies.

(c) Each Target Company is in compliance in all material respects with the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar applicable Law. The Company has made available to Parent a list of each employee of the Target Companies whose employment was terminated during the 90 day period immediately preceding the date of this Agreement.

4.20 Workers’ Compensation. Section 4.20 of the Company Disclosure Letter sets forth all Liabilities that are material to the Target Companies, taken as a whole, relating to any claims by employees and former employees (including dependents and spouses) of the Target Companies or any Company Plan Affiliate or predecessor of the Target Companies that are currently pending for costs, expenses and other liabilities under any workers’ compensation Laws, requirements, insurance (including any captive insurance) or other programs. The specific accruals or reserves with respect to such Liabilities set forth on the Latest Balance Sheet are reflected on the Latest Balance Sheet in accordance with GAAP. To the Company’s Knowledge, no claims, injuries, fact, event or condition exists which would reasonably be expected to give rise to a claim by employees, leased employees or former employees (including dependents and spouses) of the Target Companies or any Company Plan Affiliates under any workers’ compensation Laws, requirements, insurance (including any captive insurance) or other programs or for any other medical costs and expenses, in each case that would result in material Liabilities to the Target Companies, taken as a whole.

4.21 Taxes.

(a) Except as set forth in Section 4.21(a) of the Company Disclosure Letter, (i) all Tax Returns required to be filed by or with respect to any of the Target Companies have been duly and timely filed; (ii) all Taxes required to be paid by any of the Target Companies have been timely paid; (iii) all such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with applicable Law; and (iv) none of the Target Companies has been notified in writing of any proposed adjustment relating to such Tax Returns or Taxes which adjustment has not been resolved.

(b) Except as set forth in Section 4.21(b) of the Company Disclosure Letter, (i) there is no unresolved Tax deficiency made in writing that is outstanding or assessed, and, to the Company’s Knowledge, there is no Tax deficiency proposed or threatened to be proposed or assessed against any of the Target Companies, (ii) all deficiencies of Taxes assessed by any applicable Governmental Authority against any of the Target Companies have been paid, fully settled or withdrawn; (iii) since January 1, 2008, none of the Target Companies has received any written notice indicating an intent to open an audit or other review related to Tax matters, any request for information related to Tax matters, or any written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Authority against any of the Target Companies; (iv) there are no outstanding agreements, waivers, or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to any of the Target Companies for any taxable period (except for ordinary course extensions for the filing of any Tax Returns); (v) there are no Liens for Taxes (other than a Permitted Lien) on any assets of the Target Companies; and (vi) no written notice has been received by any of the Target Companies from a Government Authority in any jurisdiction in which Tax Returns have not been filed by any of the Target Companies to the effect that the payment of Taxes or filing of Tax Returns by any of the Target Companies in such jurisdiction may be required.

(c) Except as set forth in Section 4.21(c) of the Company Disclosure Letter hereto, none of the Target Companies is a party to any currently pending Tax audits or other administrative proceedings or any currently pending court proceedings with regard to any Taxes for which the Target Companies would be liable; and, no power of attorney that is currently in force has been granted by any of the Target Companies with respect to any matter relating to Taxes that would affect any of the Target Companies.

(d) Except as set forth in Section 4.21(d) of the Company Disclosure Letter, the Target Companies have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Governmental Authority all amounts required to be so withheld and paid under all applicable Laws, including any Taxes in connection with any amounts paid or owing to any present or former employee, officer, director, independent contractor, creditor, stockholder or any other third party, and the Target Companies have timely filed all information Tax Returns and records relating to such withheld Taxes that are required to be filed with any Governmental Authority.

(e) Section 4.21(e) of the Company Disclosure Letter lists (i) all federal, state, local, and non-U.S. Income Tax Returns filed with respect to any of the Target Companies for taxable periods ended on or after December 31, 2007, and (ii) all Income Tax Returns of the Target Companies for taxable periods ended on or after December 31, 2007 that have been audited or that are currently are the subject of audit. Except as set forth in Section 4.21(e) of the Company Disclosure Letter, the Target Companies have delivered or made available to Parent correct and complete copies of all federal, state and local Income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of the Target Companies filed or received since 2007 and for all Taxable years for which the applicable statute of limitations has not expired.

(f) None of the Target Companies is or has been a party to any “reportable transaction,” other than “loss transactions”, each as defined in Code Section 6707A(c)(1) and Treasury Regulation Section 1.6011-4(b). To the Company’s Knowledge, none of the Target Companies is or has been a party to any “loss transaction”, as defined in Code Section 6707A(c)(1) and Treasury Regulation Section 1.6011-4(b). All uncertain Tax positions of any of the Target Companies have been properly reported and disclosed to the extent required by applicable law on IRS Form Schedule – UTP.

(g) None of the Target Companies (i) has been a member of an Affiliated Group filing a consolidated federal Income Tax Return (other than a group the common parent of which was the Company) or (ii) has any Liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(h) The unpaid Taxes of the Target Companies (A) did not, as of September 30, 2011, exceed the reserve and accruals for Tax Liability (rather than any reserve or accrual for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes thereto) and (B) do not exceed that reserve and accruals as adjusted for the passage of time through the Effective Time in accordance with the past custom and practice of the Target Companies in filing their Tax Returns. Except as set forth in Section 4.21(h) of the Company Disclosure Letter, since the date of the Latest Balance Sheet, none of the Target Companies has incurred any material Liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(i) Except as set forth in Section 4.21(i) of the Company Disclosure Letter, none of the Target Companies (i) is bound by a closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) with any Governmental Authority that is currently in effect; (ii) has agreed to, or is required to, make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) is a party to, bound by, or obligated under, any Tax sharing agreement, Tax indemnification agreement or similar agreement (other than this Agreement or any other ordinary course commercial agreement the primary purpose of which is not Tax) pursuant to which it will have any obligation to make any Tax payments to any Person (other than any of the Target Companies) after the Closing; or (iv) is currently a party to a “gain recognition agreement” as defined in Regulations Section 1.367(a)-8.

(j) None of the Target Companies (i) is projected to have a material amount includible in its income for the current taxable year or the immediately preceding taxable year under Section 951 of the Code, or (ii) has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

(k) As of the date hereof none of the Company Stockholders is, and as of the Closing none of the Company Stockholders that is then a holder of Company Stock will be, treated as a “foreign person” for any U.S. federal tax purposes (including for purposes of Sections 897, 1441 and 1445 of the Code and the treasury regulations thereunder).

(l) Except as set forth in Section 4.21(l) of the Company Disclosure Letter, none of the Target Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Income Tax purposes for any taxable period (or portion thereof) ending after the Effective Time as a result of any:

(i) change in method of accounting made prior to the Effective Time for a taxable period ending on or prior to the Effective Time;

(ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Effective Time;

(iii) intercompany transaction or excess loss amount described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law);

(iv) installment sale or open transaction disposition made on or prior to the Effective Time;

(v) prepaid amount received on or prior to the Effective Time; or

(vi) election under Code Section 108(i) made prior to the Effective Time.

(m) Since February 1, 2009, none of the Target Companies has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was governed in whole or in part by Code Section 355 or Code Section 361.

(n) Except as set forth in Section 4.21(n) of the Company Disclosure Letter, none of the Target Companies and no entity in which any of the Target Companies holds, directly or indirectly, any interest (i) has ever been a “controlled foreign corporation” as defined in Code Section 957, (ii) has ever been a “passive foreign investment company” within the meaning of Code Section 1297, or (iii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(o) None of the Target Companies has received any private letter ruling from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

4.22 Accounts Receivable and Accounts Payable.

(a) All accounts receivable of the Target Companies reflected on the Latest Balance Sheet, and all accounts receivable arising subsequent to the date thereof, represent sales actually made or services actually performed in the ordinary course of business consistent with past practice.

(b) The accounts payable of the Target Companies reflected on the Latest Balance Sheet, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course of business consistent with past practice. Except as set forth in Section 4.22(b) of the Company Disclosure Letter, as of the date hereof, the accrued liabilities of the Target Companies incurred since the date of the Latest Balance Sheet have been incurred in the ordinary course of business consistent with past practice. No Target Company has failed to pay in the ordinary course of business or in a manner consistent with past practice any material amounts described in this Section 4.22(b).

4.23 Vendors.

(a) Section 4.23(a) of the Company Disclosure Letter sets forth a list of the ten (10) largest vendors to the Target Companies in the aggregate of inventory, materials and services and commodities as measured by the aggregate dollar value of purchases by the Target Companies from such vendors during the most recently completed fiscal year. No such vendor has canceled or otherwise terminated or adversely modified its relationship with the Target Companies in the twelve (12) months preceding January 1, 2012. To the Company’s Knowledge, no such vendor intends to cancel or otherwise terminate or adversely modify its relationship with the Target Companies. Other than in the ordinary course of business consistent with past practice, no Target Company has received any discount or other price concession as a result of any financial accommodation provided by a Target Company or any Affiliate of any of the foregoing, to such vendor.

(b) None of the vendors to the Target Companies listed in Section 4.23(a) of the Company Disclosure Letter is an Affiliate of any of the Target Companies or the Company Stockholders, nor would any of the Contracts between a Target Company, on the one hand, and a vendor, on the other hand, be deemed an Affiliate Transaction. None of the Target Companies has entered into a Contract with a vendor that includes a “minimum purchase requirement” or other similar obligation to purchase from such vendor. None of the Target Companies holds inventory on consignment.

4.24 Bank Accounts; Powers of Attorney. Section 4.24(a) of the Company Disclosure Letter is a complete and correct list of each bank or financial institution in which any Target Company has an account, safe deposit box or lockbox, or maintains a banking, custodial, trading or similar relationship, the number of each such account or box and the names of all persons authorized to draw thereon or to having signatory power or access thereto. Section 4.24(b) of the Company Disclosure Letter is a complete and correct list of all outstanding powers of attorney executed on behalf of a Target Company.

4.25 Brokers’ or Finders’ Fees. Except as set forth in Section 4.25 of the Company Disclosure Letter, no agent, broker, investment banker or other Person acting on behalf of a Target Company, or under the authority thereof, is or will be entitled to any brokers’ or finders’ fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby.

4.26 Corporate Names; Business Locations. Since February 28, 2009, (a) except as set forth in Section 4.26(a) of the Company Disclosure Letter, no Target Company has operated under any other legal name or used any fictitious or trade names, and (b) no Target Company has had an office or place of business (that is not a parking facility) other than as set forth in Section 4.26(b) of the Company Disclosure Letter. Except as set forth in Section 4.26(c) of the Company Disclosure Letter, no Target Company has been the surviving corporation of a merger or consolidation since February 28, 2009.

4.27 Disclosure Documents.

(a) None of the information supplied or to be supplied by or on behalf of the Target Companies specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Parent Stockholders, at the time of the Parent Stockholders’ Meeting, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Target Companies or other information supplied by or on behalf of the Target Companies specifically for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder, and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 4.27 will not apply to statements or omissions included in the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

4.28 Foreign Corrupt Practices. Since the Prior Acquisition Date, none of the Target Companies, nor any director, officer, agent, employee or other Person acting on behalf of any of the Target Companies, has, in the course of his, her or its actions for, or on behalf of, any of the Target Companies: (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

4.29 Takeover Statutes; No Rights Agreement.

(a) The approval by the Company Board of this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby constitutes the approval needed for purposes of Section 203 of the DGCL and represents the only action necessary to ensure that none of the restrictions provided for in Section 203 of the DGCL apply or will apply to the execution, delivery, performance and consummation of this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby.

(b) Subject to obtaining the Company Stockholder Approval, the Company and the Company Board have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination or other similar anti- takeover provision under the Organizational Documents of the Target Companies or the laws of Delaware or any other jurisdiction that is, or is reasonably likely to become, applicable to the Target Companies as a result of the transactions contemplated by this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby.

(c) None of the Target Companies has adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Company Stock or a change in control of the Target Companies.

4.30 No Other Representation. Except as set forth in this Article 4, the Company makes no other representations or warranties, express or implied, including warranties of merchantability or fitness for a particular purpose, representations or warranties contained in or arising from any confidential selling memorandum or similar documents concerning the Target Companies or their business, assets, financial condition, prospects or otherwise.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES CONCERNING PARENT AND MERGER SUB

Except as may be disclosed in any of the Parent SEC Reports available on EDGAR at least five (5) Business Days prior to the date of this Agreement, each of Parent and Merger Sub hereby represents and warrants to the Company as of the date hereof and as of the Closing Date as follows:

5.1 Authorization.

(a) Parent has full right, power, capacity and authority to execute and deliver this Agreement and each of the Transaction Documents to be executed and delivered by Parent and, subject to obtaining Parent Stockholder Approval, to consummate the transactions contemplated hereby and thereby and to comply with the terms, conditions and provisions hereof and thereof. Merger Sub has full right, power, capacity and authority to execute and deliver this Agreement and each of the Transaction Documents to be executed and delivered by Merger Sub, to consummate the transactions contemplated hereby and thereby and to comply with the terms, conditions and provisions hereof and thereof.

(b) The execution, delivery and performance by Parent of this Agreement and each of the Transaction Documents to which Parent is a party have been duly and properly authorized by all requisite action (including the approval of the Parent Board, but excluding the Parent Stockholder Approval) in accordance with applicable Law and with the Organizational Documents of Parent. The execution, delivery and performance by Merger Sub of this Agreement and each of the Transaction Documents to which Merger Sub is a party have been duly and properly authorized by all requisite action in accordance with applicable Law and with the Organizational Documents of Merger Sub.

(c) This Agreement has been duly executed and delivered by Parent and constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions. Each of the Transaction Documents to be executed and delivered by or on behalf of Parent will be duly executed and delivered by Parent, and, when so executed and delivered, will constitute the legal, valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions. This Agreement has been duly executed and delivered by

Merger Sub and constitutes the legal, valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. Each of the Transaction Documents to be executed and delivered by or on behalf of Merger Sub will be duly executed and delivered by Merger Sub, and, when so executed and delivered, will constitute the legal, valid and binding obligation of Merger Sub enforceable against Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

(d) The affirmative vote (the “Parent Stockholder Approval”) of the holders of a majority of the shares of Parent Common Stock present in person or represented by proxy at a meeting at which a quorum is present and entitled to vote on the subject matter (the “Required Parent Stockholder Vote”) is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the issuance of Parent Common Stock in the Merger (the “Parent Stockholder Approval Matter”).

(e) The affirmative vote (the “Merger Sub Stockholder Approval”) of the holders of a majority of the outstanding shares of Merger Sub Common Stock (the “Required Merger Sub Stockholder Vote”) is the only vote of the holders of any class or series of the Merger Sub’s capital stock necessary to adopt or approve this Agreement or any of the transactions contemplated hereby, including the Merger.

5.2 Approvals; No Conflicts.

(a) No consent, authorization, order or approval of, filing or registration with, or notice to, any Governmental Authority or other Person is required for the consummation by Parent or Merger Sub of the transactions contemplated hereby, except (i) in connection, or in compliance, with the notification and waiting period requirements of the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing with, and clearance by, the SEC of the Proxy Statement and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, in accordance with the Exchange Act, (iv) the filing of a Form D with the SEC, (v) such filings, consents, approvals, orders and authorizations as may be required by state securities (or “blue sky”) laws and the securities laws of any foreign country and (vi) as set forth in Section 5.2(a) of the Parent Disclosure Letter.

(b) Except as set forth in Section 5.2(b) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement and the Transaction Documents by Parent and Merger Sub nor the performance by Parent and Merger Sub of the transactions contemplated hereby or thereby will:

(i) violate or conflict with, or result in a breach of, any of the terms, conditions or provisions of the Organizational Documents of Parent or Merger Sub;

(ii) violate or conflict with or result in a breach of any Law in any material respect;

(iii) violate, conflict with, result in a material breach of, or constitute (with or without notice or lapse of time or both) a material default under, or an event which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination under, or in any manner release any party thereto from any material obligation under any Parent Material Contract, Permit, Indebtedness, mortgage, note, bond, license or other similar instrument to which Parent or Merger Sub, or any of their respective Subsidiaries, is a party or by which the properties or assets of any of the foregoing are bound; or

(iv) result in the creation or imposition of any Lien upon any property or assets of Parent or Merger Sub, or any of their respective Subsidiaries, except for Permitted Liens.

5.3 Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent and each of its Subsidiaries has full power and authority to carry on its respective business as conducted by it and to own, lease or license, and operate the properties and assets it now owns or holds and operates.

(b) Each of the Subsidiaries, if any, of Parent is set forth in Section 5.3(b)(i) of the Parent Disclosure Letter. Except as set forth in Section 5.3(b)(ii) of the Parent Disclosure Letter, neither Parent nor Merger Sub own or otherwise hold, directly or indirectly, beneficially or of record, any stock, membership interest, partnership interest, joint venture interest or other equity interest or participation in any Person other than the Subsidiaries set forth in Section 5.3(b)(i) of the Parent Disclosure Letter. Except as set forth in Section 5.3(c) of the Parent Disclosure Letter, Parent owns beneficially and of record one hundred percent (100%) of the outstanding equity interests of each of its Subsidiaries, if any, free and clear of all Liens.

(c) Each of Parent and its Subsidiaries is duly qualified to do business and is in good standing as a foreign entity in all jurisdictions where the nature of the property owned, leased or licensed by it or its use, or the nature or conduct of its business, makes such qualification necessary and where the absence of such qualification would reasonably be expected to have a Material Adverse Effect.

5.4 Capitalization. The authorized capital stock of Parent consists of 50,000,000 shares of Parent Common Stock and 5,000,000 shares of Parent Preferred Stock. As of the close of business on February 28, 2012 (the “Measurement Date”), (a) 15,617,378 shares of Parent Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, (b) no shares of Parent Preferred Stock are outstanding and (c) no shares of Parent Common Stock are held in the treasury of Parent. Since the Measurement Date until the date of this Agreement, other than in connection with the issuance of Parent Common Stock pursuant to Parent Restricted Stock Units and the exercise of Parent Options, in each case outstanding as of the Measurement Date, there has been no change in the number of outstanding shares of Parent Common Stock or the number of shares of Parent Common

Stock issuable pursuant to the Parent Restricted Stock Units or upon the exercise of outstanding Parent Options. As of the Measurement Date, (x) Parent Options to purchase 39,611 shares of Parent Common Stock were outstanding and (y) Parent Restricted Stock Units representing 565,000 shares of Parent Common Stock were outstanding. Except as set forth in Section 5.4 of the Parent Disclosure Letter, as of the Measurement Date there are no options, stock appreciation rights, warrants or other rights, contracts, arrangements, or commitments of any character relating to the issued or unissued capital stock of Parent or any of its Subsidiaries, or obligating Parent or any of its Subsidiaries to issue, grant, or sell any shares of capital stock of, or other equity interests in, or securities convertible into equity interests in, Parent or any of its Subsidiaries. Each outstanding share of capital stock of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid, and non-assessable. The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, all of which are outstanding, duly authorized, validly issued, fully paid and non-assessable, and held by Parent.

5.5 Parent SEC Documents.

(a) Parent has filed all forms, reports, and documents required to be filed by it with the SEC since January 1, 2007 (the “Parent SEC Report Date”). Section 5.5 of the Parent Disclosure Letter lists and, except to the extent available in full without redaction through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) two days prior to the date of this Agreement, Parent has delivered to the Company copies in the form filed with the SEC (including the full text of any document filed subject to a request for confidential treatment) of:

(i) all forms, reports, registration statements, and other documents filed by Parent with the SEC since the Parent SEC Report Date (such forms, reports, registration statements, and other documents, whether or not available through EDGAR, are collectively referred to herein as the “Parent SEC Reports”);

(ii) all certifications and statements required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act (collectively, the “Parent Certifications”); and

(iii) all comment letters received by Parent from the staff of the SEC since the Parent SEC Report Date and all responses to such comment letters by or on behalf of Parent and all other correspondence since the Parent SEC Report Date between the SEC and Parent and its Subsidiaries.

(b) Each of the Parent SEC Reports and the Parent Certifications (i) as of the date of the filing thereof, complied with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, including in each case the rules and regulations thereunder, and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date hereof, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c) Parent and its Subsidiaries have implemented and maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), and such controls and procedures provide reasonable assurance that (i) all information required to be disclosed by Parent in the reports that it files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and (ii) all such information is accumulated and communicated to Parent’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(d) Parent is, and since the Parent SEC Report Date has been, in compliance in all material respects with (i) the applicable listing and corporate governance rules and regulations of NASDAQ, and (ii) the applicable provisions of the Sarbanes-Oxley Act. Parent has delivered to the Company complete and correct copies of all correspondence between NASDAQ and Parent and its Subsidiaries since the Parent SEC Report Date.

(e) Since the Parent SEC Report Date, neither Parent nor any of its Subsidiaries or, to the Parent’s Knowledge, any director, officer, employee, auditor, accountant, or representative of Parent or any of its Subsidiaries has received or has otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their internal control over financial reporting, including any complaint, allegation, assertion, or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(f) Parent and its Subsidiaries have implemented and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including, that:

(i) transactions are executed in accordance with management’s general or specific authorizations;

(ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability;

(iii) access to assets is permitted only in accordance with management’s general or specific authorization; and

(iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

5.6 Financial Statements. The financial statements (including any notes thereto) contained or incorporated by reference in the Parent SEC Reports complied with the rules and regulations of the SEC as of the date of the filing of such reports, were prepared in accordance with GAAP, consistently applied, and fairly presents, in all materials respects, the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent and its Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of interim financial statements, to (i) the omission of notes to the extent permitted by SEC Regulation S-X and (ii) normal year-end adjustments otherwise required by GAAP, which will not be material, individually or in the aggregate. The financial statements referred to in this Section 5.6 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements. No financial statements of any Person other than Parent and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent.

5.7 Absence of Undisclosed Liabilities. Parent, taken together with its Subsidiaries on a consolidated basis, does not have any material Liabilities (regardless of when such Liability is asserted), except (a) as and to the extent clearly and accurately reflected and accrued for or reserved against in its financial statements; (b) for Liabilities which have arisen after the date of its last financial statements in the ordinary course of business consistent with past practice (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law); (c) executory obligations of Parent or one or more of its Subsidiaries under a contract (other than liabilities relating to any breach, or any fact or circumstance that, with notice, lapse of time or both, would result in a breach, thereof by Parent); and (d) for liabilities specifically delineated in Section 5.7 of the Parent Disclosure Letter.

5.8 Conduct of Business. Except as set forth in Section 5.8 of the Parent Disclosure Letter, from June 30, 2011 to the date hereof, (a) Parent and its Subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practice, and (b) there has been no event, change or circumstance which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

5.9 Financing. Attached hereto as Exhibit E is a true, correct and complete copy of the fully executed commitment letter (the “Financing Letter”), pursuant to which the Financing Sources named therein have committed, subject to the terms and conditions thereof, to lend to Parent and/or Merger Sub the amounts set forth therein (the “Financing”). The Financing Letter is in full force and effect as of the date of this Agreement and as of the date hereof, the Financing Letter and any related fee letters, are the only agreements that have been entered into by Parent with respect to the Financing. As of the date of this Agreement, (i) the Financing Letter has not been amended or modified, (ii) no such amendments or modifications are contemplated, (iii) neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth therein, and (iv) the obligations and commitments contained in the Financing Letter have not been withdrawn or rescinded in any respect. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Financing Letter that are due and payable on or prior to the date hereof. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent and/or Merger Sub under any term or condition of the Financing Letter. There are no conditions precedent or other contingencies to the funding of the Financing other than as set forth in the Financing Letter. Assuming the accuracy of the representations and warranties of the Company set forth in Article 4 of this Agreement and the Company’s compliance with its covenants herein required to be performed prior to the Effective Time, as of the date of this Agreement, Parent and Merger Sub have no reason to believe that any of the conditions precedent to the Financing will not be satisfied in connection with the consummation of the transactions contemplated by this Agreement or that the Financing will not be available to Parent and/or Merger Sub on the Closing Date.

5.10 Solvency. As of the Effective Time, assuming satisfaction of the conditions to the obligation of the Company to consummate the Merger, or waiver of such conditions, and after giving effect to all of the transactions contemplated hereby, including the Financing, each of Parent and the Surviving Corporation will be Solvent. For the purposes of this Section 5.10 the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

5.11 Opinion of Financial Advisor. The Parent Board has received an opinion from Merrill Lynch, Pierce, Fenner & Smith Incorporated to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth in such opinion, the consideration to be paid by Parent in the Merger is fair, from a financial point of view, to Parent.

5.12 Litigation. Except as set forth in Section 5.12(a) of the Parent Disclosure Letter, there is no suit, action, claim, proceeding, investigation, arbitration or mediation pending or, to the Parent’s Knowledge, threatened against Parent or any of its current or former officers, directors or employees (with respect to their service as an officer, director or employee of Parent) except for any such matters involving solely a claim of monetary damages of less than $100,000, individually. Section 5.12(b) of the Parent Disclosure Letter sets forth a complete and correct list and description of all suits, actions, claims, proceedings, investigations, arbitrations and mediations made, filed or otherwise initiated in connection with Parent and resolved during the three (3) years immediately preceding the date of this Agreement, except for matters covered by insurance with an amount ultimately paid out by Parent less than $100,000 and no other remedy. Except as set forth in Section 5.12(c) of the Parent Disclosure Letter, Parent is not subject to any judgment, award, order or decree providing for monetary payments in excess of $10,000, individually. Except as set forth in Section 5.12(d) of the Parent Disclosure Letter, Parent is not engaged in any suit, action, claim, proceeding, arbitration or mediation to recover monies due it or for damages sustained by it in excess of $10,000, individually.

5.13 Disclosure Documents.

(a) None of the information supplied or to be supplied by or on behalf of Parent, Merger Sub or any other Subsidiary of Parent specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Parent Stockholders, at the time of the Parent Stockholders’ Meeting, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to Parent or any Subsidiary of Parent or other information supplied by or on behalf of Parent or any Subsidiary of Parent specifically for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder, and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 5.13 will not apply to statements or omissions included in the Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company specifically for inclusion in the Proxy Statement.

5.14 Valid Issuance. The shares of Parent Common Stock to be issued in connection with the Merger will, when issued in accordance with the provisions of this Agreement, be duly authorized, validly issued, fully paid and non-assessable.

5.15 Takeover Statutes; No Rights Agreement.

(a) The approval by the Parent Board of this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby constitutes the approval needed for purposes of Section 203 of the DGCL and represents the only action necessary to ensure that none of the restrictions provided for in Section 203 of the DGCL apply or will apply to the execution, delivery, performance and consummation of this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby.

(b) Parent and the Parent Board have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination or other similar anti-takeover provision under the Organizational Documents of Parent or the laws of Delaware or any other jurisdiction that is, or is reasonably likely to become, applicable to Parent as a result of the transactions contemplated by this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby.

(c) Parent has not adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Stock or a change in control of Parent.

5.16 Compliance with Laws. Except as set forth in Section 5.16 of the Parent Disclosure Letter, (i) Parent is not, nor since February 28, 2009 has it been, in violation of any Law that has resulted or would reasonably be expected to result in Liabilities material to Parent and its Subsidiaries, taken as a whole, and (ii) Parent has not received notice of any such violation during the three (3) years immediately preceding the date of this Agreement.

5.17 Contracts.

(a) Except as set forth in Section 5.17(a) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is in default in any material respect, nor has any event occurred which with the giving of notice or the passage of time or both would constitute a default in any material respect by Parent and/or any of its Subsidiaries or which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination of or by another party under, or in any manner release any party thereto from any material obligation under, any Parent Material Contract and, to the Parent’s Knowledge, no other party is in default in any material respect, nor has any event occurred which with the giving of notice or the passage of time or both would constitute a default in any material respect by any other party or which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination of or by Parent and/or any of its Subsidiaries under, or in any manner release any party thereto from any material obligation under, any such Parent Material Contract. Each of the Parent Material Contracts is in full force and effect, is valid and enforceable in accordance with its terms, and, except as set forth in Section 5.17(a) of the Parent Disclosure Letter, will be so immediately after the Effective Time.

(b) Except as set forth in Section 5.17(b) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries have received any written notice of (nor do any of them otherwise know of) the decision or intention of any other party thereto to cancel, terminate or not renew any Parent Material Contract, whether in accordance with the terms of the respective Contract or otherwise.

5.18 Intellectual Property.

(a) Parent and its Subsidiaries own, license or have the right to use all material Intellectual Property used in the operation of their businesses as currently conducted (“Parent Intellectual Property”).

(b) No legal proceedings or orders are pending or, to the Parent’s Knowledge, have been threatened (including cease and desist letters or demands or offers to license) against Parent or its Subsidiaries with regard to any Parent Intellectual Property owned by Parent or one of its Subsidiaries (“Owned Parent IP”).

(c) The operation of Parent and its Subsidiaries’ businesses as currently conducted does not infringe, misappropriate or violate the Intellectual Property of any other person in any material respect and, to the Parent’s Knowledge, no person is infringing Owned Parent IP.

(d) All registrations and applications for registration of Owned Parent IP that is or are material to Parent and its Subsidiaries, taken as a whole, are subsisting and unexpired, have not been abandoned or canceled and to the Parent’s Knowledge, are valid and enforceable.

(e) Parent and its Subsidiaries take commercially reasonable actions to protect the Owned Parent IP (including trade secrets and confidential information).

(f) Parent and its Subsidiaries take commercially reasonable actions to maintain and protect the integrity, security and operation of their software, networks, databases, systems and websites (and all information transmitted thereby or stored therein).

(g) consummation of the transactions contemplated hereby will not violate in any material respect any privacy policy, terms of use, contract or Law relating to the use, dissemination, or transfer of any data or information used by Parent and its Subsidiaries.

5.19 Employee Benefit Plans.

(a) Section 5.19(a) of the Parent Disclosure Letter sets forth a correct and complete list of all Parent Employee Benefit Plans.

(b) Each Parent Employee Benefit Plan (i) complies in all material respects in form and in operation with its terms and all applicable requirements under ERISA, the Code or any other applicable Law and (ii) has been and is operated and funded in all material respects in such a manner as to qualify, where appropriate, for both federal and state purposes, for income tax deferral for its participants, tax-exempt status for its funding vehicle, and the allowance of deductions and credits with respect to contributions thereto. With respect to each Parent Employee Benefit Plan, all contributions, payments, premiums, expenses, reimbursements or accruals for all periods ending on or prior to the Closing Date (including periods from the first day of the then current plan year to the Closing Date) shall have been timely made in all material respects or accrued in accordance with past practice.

(c) Except as set forth in Section 5.19(c) of the Parent Disclosure Letter, neither the Parent Companies nor any predecessors that operated the business or any Parent Plan Affiliate participates in or makes contributions to or has any other liability (contingent or otherwise) with respect to an “employee benefit plan” (as defined in Section 3(3) of ERISA) which is or was (i) a “multiemployer plan” within the meaning of Section 3(37) or 4001 of ERISA, (ii) a “multiple employer plan” within the meaning of Code Section 413(c), (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (iv) subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(d) Except as set forth in Section 5.19(d) of the Parent Disclosure Letter, there are no actions, suits, investigations or claims pending or, to Parent’s Knowledge, threatened with respect to any Parent Employee Benefit Plan or the assets thereof (other than routine claims for benefits), and, to Parent’s Knowledge, there are no facts which would reasonably be expected to give rise to any material Liability, action, suit, investigation, or claim against any Parent Employee Benefit Plan, any fiduciary or plan administrator or other Person dealing with any Parent Employee Benefit Plan or the assets thereof.

(e) No Parent Employee Benefit Plan provides medical, health, life insurance or other welfare-type benefits to retirees or former employees, owners or consultants or individuals who terminate (or have terminated) employment with the Parent Companies or the spouses or dependents of any of the foregoing (except for healthcare continuation coverage for former employees, their spouses and other dependents as required to be provided under Section 4980B of the Code or Sections 601 through 608 of ERISA or similar state law).

(f) Except as set forth in Section 5.19(f) of the Parent Disclosure Letter, no Parent Employee Benefit Plan, or any other agreement, program, policy or other arrangement by or to which Parent is a party, is bound or is otherwise liable, by its terms or in effect would reasonably be expected to require any payment or transfer of money, property or other consideration on account of or in connection with the transactions contemplated by this Agreement or any subsequent termination of employment which payment would constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

5.20 Taxes.

(a) Except as set forth in Section 5.20(a) of the Parent Disclosure Letter, (i) all Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries have been duly and timely filed; (ii) all Taxes required to be paid by Parent or any of its Subsidiaries have been timely paid; (iii) all such Income Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with applicable Law; and (iv) neither Parent nor any of its Subsidiaries has been notified in writing of any proposed material adjustment relating to such Tax Returns or Taxes which adjustment has not been resolved.

(b) Except as set forth in Section 5.20(b) of the Parent Disclosure Letter, (i) all deficiencies of Taxes assessed by any applicable Governmental Authority against Parent or any of its Subsidiaries have been paid, fully settled or withdrawn; and (ii) there are no Liens for Taxes (other than Permitted Liens) on any assets of Parent or any of its Subsidiaries; and (iii) there are no pending Tax audits or other administrative or court proceedings with regard to any material Taxes for which Parent or any of its Subsidiaries would be liable.

(c) Except as set forth in Section 5.20(c) of the Parent Disclosure Letter, Parent and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Governmental Authority all amounts required to be so withheld and paid under all applicable Laws, including any Taxes in connection with any amounts paid or owing to any Person and Parent and its Subsidiaries have timely filed all information Tax Returns and records relating to such withheld Taxes that are required to be filed with any Governmental Authority. After the date hereof and prior to the Closing, (A) correct copies of all federal Income Tax Returns of the Parent and its Subsidiaries for all Tax periods ending on or after December 31, 2007, and (B) such other tax-related documents specifically requested by the Stockholders’ Representative, will be delivered or made available to the Stockholders’ Representative

(d) Except as set forth in Section 5.20(d) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is or has been a party to any “listed transaction,” within the meaning of Treasury Regulation Section 1.6011-4(b).

(e) Neither Parent nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent) or (ii) has any Liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract or otherwise.

(f) Except as set forth in Section 5.20(f) of the Parent Disclosure Letter, the unpaid Taxes of Parent and its Subsidiaries (A) did not, as of December 31, 2011, exceed the reserve and accruals for Tax Liability (rather than any reserve or accruals for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of Parent’s consolidated balance sheet for the period ending December 31, 2011 (rather than in any notes thereto) and (B) do not exceed that reserve and accruals as adjusted for the passage of time through the Effective Time in accordance with the past custom and practice of Parent and its Subsidiaries in filing their Tax Returns. Except as set forth in Section 5.20(f) of the Parent Disclosure Letter, since December 31, 2011, neither Parent nor any of its Subsidiaries has incurred any material Liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(g) Except as set forth in Section 5.20(g) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries (i) is bound by a closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) with any Governmental Authority that is currently in effect; (ii) has agreed to, or is required to, make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) is a party to, bound by, or obligated under, any Tax sharing agreement, Tax indemnification agreement or similar agreement (other than this Agreement or any other ordinary course commercial agreement the primary purpose of which is not Tax) pursuant to which it will have any obligation to make any Tax payments to any Person (other than to Parent or any of its Subsidiaries) after the Closing; or (iv) is currently a party to a “gain recognition agreement” as defined in Regulations Section 1.367(a)-8.

(h) Neither Parent nor any of its Subsidiaries (i) is projected to have a material amount includible in its income for the current taxable year or the immediately preceding taxable year under Section 951 of the Code, or (ii) has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

(i) Except as set forth in Section 5.20(i) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Income Tax purposes for any taxable period (or portion thereof) ending after the Effective Time as a result of any:

(i) change in method of accounting made prior to the Effective Time for a taxable period ending on or prior to the Effective Time;

(ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Effective Time;

(iii) intercompany transaction described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law);

(iv) installment sale or open transaction disposition made on or prior to the Effective Time;

(v) prepaid amount received on or prior to the Effective Time; or

(vi) election under Code Section 108(i) made prior to the Effective Time.

(j) Since February 1, 2009, neither Parent or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was governed in whole or in part by Code Section 355.

5.21 Environmental.

(a) Except for matters that have been substantially resolved, neither Parent nor any of its Subsidiaries is or has been the subject of any actions commenced under any Environmental Requirement.

(b) Except for matters that have been substantially resolved or matters that would not reasonably be expected to result in a material liability for Parent, neither Parent nor any of its Subsidiaries has received any notice of any potential liability under the any federal or state Superfund statute.

(c) Parent has not received any notice of, nor to Parent’s Knowledge have there been, any Release of Hazardous Materials on, about or under any of the soil or groundwater of any real property now or formerly owned or operated by Parent or any of its Subsidiaries and for which Release Parent would reasonably be expected to incur any material liability under any Environmental Requirements.

(d) The operations of the Parent Companies are in compliance with all applicable Environmental Requirements with respect to their owned or operated real property, including having obtained and complied with all permits required under such Environmental Requirements with respect to such real property, in each case, in all material respects.

5.22 Brokers’ or Finders’ Fees. Except as set forth in Section 5.22 of the Parent Disclosure Letter, no agent, broker, investment banker or other Person acting on behalf of Parent, or under the authority thereof, is or will be entitled to any brokers’ or finders’ fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby.

5.23 No Other Representation. Except as set forth in this Article 5, Parent makes no other representations or warranties, express or implied, including warranties of merchantability or fitness for a particular purpose, representations or warranties contained in or arising from any confidential selling memorandum or similar documents concerning Parent or its Subsidiaries or their respective businesses, assets, financial condition, prospects or otherwise.

ARTICLE 6

OTHER AGREEMENTS AND COVENANTS

6.1 Conduct of Business.

(a) From the date hereof through the earlier of the termination of this Agreement or the Closing Date (the “Pre-Closing Period”), except as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company will, and the Company will cause the Target Companies to, conduct their business only in the ordinary course consistent with past practice; provided, that notwithstanding the foregoing, the Company shall be permitted to negotiate and consummate the Propco Sales. Without limiting the generality of the foregoing, prior to the Closing the Company shall not, and the Company shall cause the Target Companies to not, without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned, other than with respect to the items described in Sections 4.13(a), (h), (j), (k), (l), (p) and (u) (with respect to the foregoing subsections of Section 4.13), in which cases consent may be withheld by Parent at its sole discretion), (i) take or permit any action of the types described in Section 4.13 or (ii) otherwise take or permit any action that would reasonably be expected to result in any of the Company’s representations and warranties set forth in this Agreement becoming materially untrue or any of the conditions to Closing contained herein not being satisfied (provided, however, that, in each case, the Target Companies shall be permitted to take any action described in Section 6.1(a) of the Company Disclosure Letter without the prior written consent of Parent).

(b) During the Pre-Closing Period, Parent will, and Parent will cause its Subsidiaries to, conduct their business only in the ordinary course consistent with past practice; provided, that notwithstanding the foregoing, Parent shall be permitted to negotiate and consummate any De Minimis Acquisitions. Without limiting the generality of the foregoing, prior to the Closing Parent shall not, and Parent shall cause its Subsidiaries to not, without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned, other than with respect to the item described in Sections 6.1(b)(ii), (b)(iii), (b)(v), and (b)(vi) (with respect to the foregoing subsections of Section 6.1(b)) below, in which case consent may be withheld by the Company at its sole discretion), (i) take or permit any action of the types described in Section 5.8; (ii) incur more than $10,000,000 of Indebtedness other than Indebtedness that is the Financing; (iii) declare, set aside or pay any dividend or distribute cash, capital stock or other property or securities in respect of its capital stock or purchase, redeem or otherwise acquire any shares of its capital stock or other securities (provided this restriction shall only apply to Parent); (iv) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire or receive any such shares, interests or securities or any stock appreciation rights, phantom stock awards or other rights that are linked in any way to the price of the Parent Common Stock or the value of Parent, except in each case (A) as expressly contemplated by this Agreement or (B) upon the exercise of Parent Options issued prior to the Pre-Closing Period; (v) sell, assign, transfer, dispose of, or abandon any material property, rights or assets, except for the sale of inventory in the ordinary course of business consistent with past practice, or mortgage, pledge or subject any material property, right or assets to any Lien, charge or other restriction (other than Permitted Liens); (vi) enter into any Contract to do or engage in any of the actions described in clauses (i) through (v) hereof; or (vii) otherwise take or permit any action that would reasonably be expected to result in any of Parent’s representations and warranties set forth in this Agreement becoming materially untrue or any of the conditions to Closing contained herein not being satisfied.

6.2 Access.

(a) During the Pre-Closing Period, subject to the terms of any Real Property Leases, Parent will have the right to conduct, during normal business hours and upon reasonable prior notice, such due diligence, inspections and investigations as it may reasonably require for purposes of concluding due diligence, integration planning, obtaining the Financing, obtaining requisite Governmental Approvals and otherwise completing the transactions contemplated hereby with respect to the Target Companies and the businesses of the Target Companies, including all operational, environmental (excluding environmental testing), legal, regulatory and financial matters relating to the Target Companies and the businesses of the Target Companies. During such Pre-Closing Period, the Target Companies will permit Parent and its representatives to (i) inspect all of the foregoing, (ii) have reasonable access to the officers and employees of the Target Companies (which discussions shall not be deemed by the Target Companies to be a violation of any confidentiality agreement) and (iii) request additional information concerning all of the foregoing, and the Target Companies will, and will use commercially reasonable efforts to cause such officers, employees and other Persons to, reasonably cooperate with such due diligence, inspections and investigations, promptly respond to any requests for additional information hereunder and reasonably assist in integration planning. All of the requirements of this Section 6.2(a) shall be subject to: (A) any prohibitions or limitations of applicable Law, (B) the terms of any Contract entered into prior to the date hereof to which any of the Target Companies are a party to the extent disclosure thereof to Parent would reasonably be expected to violate the terms of such Contract (it being agreed that the parties shall use their reasonable efforts to cause such information to be provided in a manner that does not cause such violation or prohibition) and (C) any restrictions which the Company reasonably believes upon the advice of outside counsel are necessary to preserve the attorney-client privilege of the Target Companies.

(b) During the Pre-Closing Period, the Company will have the right to conduct, during normal business hours and upon reasonable prior notice, such due diligence, inspections and investigations as it may reasonably require for purposes of concluding due diligence, integration planning, obtaining the Financing, obtaining requisite Governmental Approvals and otherwise completing the transactions contemplated hereby with respect to Parent and the businesses of Parent, including all operational, environmental (excluding environmental testing), legal, regulatory and financial matters relating to Parent and the businesses of Parent. During such Pre-Closing Period, Parent will permit the Company and its representatives to (i) inspect all of the foregoing, (ii) have reasonable access to the officers and employees of Parent (which discussions shall not be deemed by Parent to be a violation of any confidentiality agreement) and (iii) request additional information concerning all of the foregoing, and Parent will, and will use commercially reasonable efforts to cause such officers, employees and other Persons to, reasonably cooperate with such due diligence, inspections and investigations, promptly respond to any requests for additional information hereunder and reasonably assist in integration planning. All of the requirements of this Section 6.2(b) shall be subject to: (i) any prohibitions or limitations of applicable Law, (ii) the terms of any Contract entered into prior to the date hereof to which Parent or any of its Subsidiaries is a party to the extent disclosure thereof to the Company would reasonably be expected to violate the terms of such Contract (it being agreed that the parties shall use their reasonable efforts to cause such information to be provided in a manner that does not cause such violation or prohibition) and (iii) any restrictions which Parent reasonably believes upon the advice of outside counsel are necessary to preserve the attorney-client privilege of Parent or any of its Subsidiaries.

6.3 Non-Negotiation.

(a) The Company covenants and agrees that during the Pre-Closing Period neither it nor any of its respective Affiliates, nor any representatives, officers, directors, equity holders, employees or other agents of any of the foregoing, will initiate, solicit, negotiate, discuss, enter into any agreement with respect to the potential sale of the Company (or any of its direct or indirect Subsidiaries, other than the Propco Sales), or a substantial interest therein (or any other transaction that would be inconsistent with the transaction contemplated hereby), whether by a sale of assets or stock, merger, recapitalization, reorganization or other transaction, or provide any information to any third party in connection with any such potential transaction. Consistent therewith, the Company and its representatives will immediately terminate any existing activities or discussions with all parties other than Parent with respect to any such transactions. Further, the Company agrees that it will disclose to Parent any offers or inquiries it receives regarding any such proposal or offer during the Pre-Closing Period

(b) Parent covenants and agrees that during the Pre-Closing Period neither it nor any of its Affiliates, nor any representatives, officers, directors, employees or other agents of any of the foregoing, will initiate, solicit, negotiate, discuss, enter into any agreement with respect to a material acquisition transaction or combination, whether by acquisition of assets or stock, merger, recapitalization, reorganization or other transaction, or provide any information to any third party in connection with any such potential transaction, of any entity other than the Company. Consistent therewith, Parent and its representatives will immediately terminate any existing activities or discussions with all parties other than the Company with respect to any material acquisition transaction or combination. For purposes of this paragraph, a “material acquisition transaction or combination” shall mean acquisition transactions and/or combinations collectively involving an aggregate purchase price in excess of $10,000,000. For purposes of this Agreement, the term “De Minimis Acquisitions” shall mean acquisition transactions and/or combinations collectively involving an aggregate purchase price of less than $10,000,000.

(c) During the Pre-Closing Period, Parent shall not consummate a Change of Control, nor enter into any Contract relating to, or that could reasonably be expected to result in, a Change of Control.

6.4 Affiliate Transactions. Except as set forth in Section 6.4 of the Company Disclosure Letter, the Company shall, and shall cause the Target Companies and their respective Affiliates to, terminate, cancel and discharge, without payment or other satisfaction all Affiliate Transactions (other than salary or other compensation or benefits under Employee Benefit Plans paid or payable in the ordinary course of business consistent with past practice to employees of the Target Companies, in each case, in consideration for bona fide services performed by such employees) on or prior to the Closing Date.

6.5 Preparation of Proxy Statement; Stockholder Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent shall prepare and cause to be filed with the SEC a preliminary Proxy Statement, and shall use its commercially reasonable efforts to have the preliminary Proxy Statement cleared by the SEC as promptly as practicable. Each of the Company and Parent shall furnish all information (including financial statements) concerning itself, its respective Affiliates and the respective holders of such party’s capital stock to the other and provide such other assistance as may be reasonably requested by the other in connection with the preparation, filing and distribution of the Proxy Statement. The Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall promptly provide the other with copies of all correspondence between it and its representatives, on one hand, and the SEC, on the other hand. Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Parent Company Stock entitled to vote at the Parent Stockholders’ Meeting as promptly as reasonably practicable after the later of (i) the tenth (10th) day after the filing of the preliminary Proxy Statement with the SEC or (ii) the day Parent is notified by the SEC that it will not be reviewing the Proxy Statement or that it has no further comments on the preliminary Proxy Statement. Notwithstanding the foregoing, prior to mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Parent (i) shall provide the Company an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall reflect in such document or response all comments reasonably proposed by the Company. Parent shall also comply with and take any other action required to be taken under the Securities Act, the Exchange Act, the DGCL, any applicable foreign or state securities or “blue sky” Laws, and the rules and regulations thereunder, in connection with the filing and distribution of the Proxy Statement, the solicitation of proxies from Parent Stockholders thereunder and the issuance of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of its capital stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, shall be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the stockholders of Parent. Nothing in this Section 6.5(b) shall limit the obligations of any party under Section 6.5(a). For purposes of Section 4.27, Section 5.13 and this Section 6.5, any information contained in the Proxy Statement concerning or related to the Company or its Affiliates which has been specifically provided by the Company for inclusion therein or otherwise approved by the Company will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates or the Parent Stockholder’s Meeting which has been specifically provided by Parent for inclusion therein or otherwise approved by Parent will be deemed to have been provided by Parent.

6.6 Company Stockholder Written Consent; Merger Sub Stockholder Written Consent.

(a) The Company will promptly after the execution of this Agreement and in any event no later than 11:59 p.m. (Eastern Time) on the date of this Agreement, submit this Agreement to the Company Stockholders for the purpose of approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, by written consent (each a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”), and the Company shall use its commercially reasonable efforts to obtain such Company Stockholder Approval as promptly as reasonably practicable after the execution of this Agreement and in any event no later than 11:59 p.m. (Eastern) on the date of this Agreement.

(b) The Company agrees that: (i) the Company Board shall unanimously recommend that the Company Stockholders vote to adopt and approve this Agreement and the Merger and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.6(a) (the recommendation of the Company Board that the Company Stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to the Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to the Parent shall be adopted or proposed prior to the receipt of the Required Company Stockholder Vote.

(c) Merger Sub will promptly after the execution of this Agreement and in any event no later than 11:59 p.m. (Eastern Time) on the date of this Agreement, submit this Agreement to the Merger Sub Stockholder for the purpose of approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, by written consent (the “Merger Sub Stockholder Written Consent”), and Merger Sub shall use its commercially reasonable efforts to obtain such Merger Sub Stockholder Approval as promptly as reasonably practicable after the execution of this Agreement and in any event no later than 11:59 p.m. (Eastern) on the date of this Agreement.

(d) Merger Sub agrees that: (i) the Merger Sub Board shall unanimously recommend that the Merger Sub Board Stockholder vote to adopt and approve this Agreement and the Merger and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.6(c) (the recommendation of the Merger Sub Board that the Merger Sub Stockholder vote to adopt and approve this Agreement being referred to as the “Merger Sub Board Recommendation”); and (ii) the Merger Sub Board Recommendation shall not be withdrawn or modified in a manner adverse to the Company, and no resolution by the Merger Sub Board or any committee thereof to withdraw or modify the Merger Sub Board Recommendation in a manner adverse to the Company shall be adopted or proposed prior to the receipt of the Required Merger Sub Stockholder Vote.

6.7 Parent Stockholders’ Meeting.

(a) Parent shall take all action necessary and within its powers under applicable Laws to cause the Proxy Statement promptly to be mailed to the Parent Stockholders and to call, give notice of and hold a meeting of the Parent Stockholders to vote on the Parent Stockholder Approval Matter (such meeting, the “Parent Stockholders’ Meeting”). The Parent Stockholders’ Meeting shall be held as promptly as reasonably practicable, provided that in no event shall Parent be required to hold the Parent Stockholders’ Meeting earlier than the forty-fifth (45th) day following the mailing of the Proxy Statement to the Parent Stockholders entitled to vote at the Parent Stockholders’ Meeting. The Parent Stockholders’ Meeting shall be subject to adjournments for up to twenty (20) additional days solely to the extent necessary to solicit additional proxies if the Required Parent Stockholder Vote is not obtained as of the initial Parent Stockholders’ Meeting date. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with applicable Laws. The written consent of the Company shall be required to adjourn or postpone the Parent Stockholders’ Meeting; provided, that in any case Parent may adjourn or postpone the Parent Stockholders’ Meeting if Parent reasonably determines, following consultation with its legal counsel, that failure to do so is necessary to avoid a breach of applicable Law, in which case, Parent will hold or resume the Parent Stockholders’ Meeting on the earliest date thereafter on which the Parent Stockholders’ Meeting could be held or resumed without breaching applicable Law.

(b) Parent agrees that, subject to Section 6.7(c): (i) the Parent Board shall unanimously recommend that the Parent Stockholders vote to approve the Parent Stockholder Approval Matter and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.7(a) above; (ii) the Proxy Statement shall include a statement to the effect that the Parent Board unanimously recommends that the Parent Stockholders vote to approve the Parent Stockholder Approval Matter (the unanimous recommendation of the Parent Board that the Parent Stockholders vote to approve the Parent Stockholder Approval Matter being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withdrawn or modified in a manner adverse to the Company, and no resolution by the Parent Board or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to the Company shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 6.7(b), at any time prior to the approval of the issuance of Parent Common Stock in the Merger by the Parent Stockholders pursuant to the Required Parent Stockholder Vote, the Parent Board may withhold, amend, withdraw or modify the Parent Board Recommendation in a manner adverse to the Company if, but only if, the Parent Board determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would result in a breach of its fiduciary duties under applicable Laws (a “Change in Recommendation”); provided, that the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least two (2) Business Days in advance of the Parent Board Recommendation being withdrawn, withheld, amended or modified in a manner adverse to the Company.

(d) Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 6.7(a) shall not be limited or otherwise affected by any withdrawal or modification of the Parent Board Recommendation.

6.8	Efforts to Close; Regulatory and Other Authorizations; Consents.

(a) Subject to the terms and conditions of this Agreement and the Transaction Documents, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things (whether prior or subsequent to the Closing) as may be necessary to consummate and make effective as promptly as practicable the transactions contemplated hereby and thereby.

(b) Parent and the Company shall (and shall cause their applicable Affiliates to) (i) promptly make all filings and notifications with, and use their commercially reasonable efforts to, obtain all authorizations, consents, orders and approvals of, all Governmental Authorities that may be or become necessary for their respective execution and delivery of, and the performance of their respective obligations pursuant to, and the consummation of the transactions contemplated by, this Agreement and the Transaction Documents (including an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and obtaining early termination or expiration of the “waiting period” (as defined by the HSR Act and the Rules promulgated thereunder)) (collectively, “Governmental Approvals”), (ii) cooperate with the reasonable requests of each other in promptly seeking to obtain all such Governmental Approvals and (iii) take all commercially reasonable actions as may be reasonably necessary to obtain such Governmental Approvals (but subject to the conditions and limitations stated on Schedule C). Nothing herein will require the parties to litigate or oppose any Governmental Authority in court or administrative proceedings concerning the parties’ entitlement to Governmental Approvals or regulatory clearances for the transactions contemplated hereby. No party shall take any action that would reasonably be expected to have the effect of delaying, impairing or impeding the receipt of any Governmental Approvals.

(c) Parent and the Company shall promptly notify each other of any material communication either of them receives from any Governmental Authority relating to the matters that are the subject of this Agreement and shall permit each other to review in advance any proposed material communication to any Governmental Authority. Neither Parent nor the Company shall agree to participate in any meeting with any Governmental Authority relating to the matters that are the subject of this Agreement unless such party consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate at such meeting. The parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as such parties may reasonably request in connection with the foregoing. In no event shall Parent or the Company be obligated to provide the other any portion of its HSR notification filing not customarily furnished to the other party in connection with HSR filings.

(d) The Company and Parent shall work together in good faith to identity material Contracts and/or Permits of the Target Companies and/or the Parent Companies that require that consent be obtained, or notice be provided, to ensure that such Contracts and/or Permits will continue in full force and effect without any change or modification after the consummation of the transactions contemplated by this Agreement and the Transaction Documents. Company or Parent, as applicable, shall use its commercially reasonable efforts to obtain such written consents, authorizations and approvals or to provide such notices.

6.9	Notices of Certain Events.

(a) During the Pre-Closing Period, the Company shall promptly notify Parent of any of the following which occur during the Pre-Closing Period or are received during the Pre-Closing Period by any of the Target Companies:

(i) any notice or other communication of which the Company has Knowledge, from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii) any notice or other communication of which the Company has Knowledge, from any Governmental Authority (A) delivered in connection with the transactions contemplated by this Agreement, or (B) indicating that a Permit is revoked or about to be revoked or that a Permit is required in any jurisdiction in which such Permit has not been obtained;

(iii) any actions, suits, claims, investigations or proceedings commenced or, to the Company’s Knowledge, threatened against, relating to or involving or otherwise affecting any Target Company, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.10 or that relate to the consummation of the transactions contemplated by this Agreement;

(iv) any written notice of the decision or intention of any other party to cancel, terminate or not renew any Contract required to be listed in Section 4.8(a) of the Company Disclosure Letter, whether in accordance with the terms of the respective Contract or otherwise;

(v) any written notice of any violation of any Law that has resulted or would reasonably be expected to result in Liabilities material to the Target Companies, taken as a whole;

(vi) any written notice regarding any potential infringement, misappropriation or violation of Intellectual Property of any other Person (including any cease-and-desist letters or demands or offers to license any Intellectual Property from any other Person);

(vii) any non-infringement legal opinion with respect to any Company Intellectual Property delivered to any of the Target Companies;

(viii) any inquiries from the Federal Trade Commission or any other federal or state Governmental Authority regarding the possible violation of Privacy Policies or any Laws relating to privacy, security or security breach notification by any of the Target Companies;

(ix) any written complaint from any Website user regarding material non-compliance by any of the Target Companies with their Privacy Policy;

(x) any denial or dispute of any claim for coverage under any Insurance Policy where the claimed amount would reasonably be expected to exceed the self-insured retention or deductible;

(xi) any notice of cancellation or intent to cancel or increase or intent to increase premiums with respect to the Insurance Policies;

(xii) any written complaint from the Occupational Safety and Health Administration with respect to any matter that would reasonably be expected to be material to the Target Companies, taken as a whole;

(xiii) any notice regarding any actual, alleged or potential failure by any Target Company to comply with any material Permit;

(xiv) any notice of any citizen suit or governmental action with regard to or associated with any of the Real Property brought pursuant to any Environmental Requirement;

(xv) any inaccuracy in or breach of any representation, warranty or covenant of the Company, in each case in any material respect, contained in this Agreement;

(xvi) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Sections 7.1 and 7.2 impossible or not reasonably likely to be satisfied; and

(xvii) any entry of any Target Company into, or amendment by any Target Company of, any Affiliate Transactions.

No such notice shall be deemed to supplement or amend the Company Disclosure Letter for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement, or (ii) determining whether any of the conditions set forth in Article 7 (other than the condition set forth in Section 7.2(a) as to compliance with this Section 6.9(a)) has been satisfied.

(b) During the Pre-Closing Period, Parent shall promptly notify the Company of any of the following which occur during the Pre-Closing Period or are received during the Pre-Closing Period by Parent:

(i) any notice or other communication of which Parent has Knowledge from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii) any notice or other communication of which Parent has Knowledge from any Governmental Authority delivered in connection with the transactions contemplated by this Agreement;

(iii) any actions, suits, claims, investigations or proceedings commenced or, to the Parent’s Knowledge, threatened against, relating to or involving or otherwise affecting Parent, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.12 or that relate to the consummation of the transactions contemplated by this Agreement;

(iv) any written notice of any violation of any Law that has resulted or would reasonably be expected to result in Liabilities material to Parent;

(v) any inaccuracy in or breach of any representation, warranty or covenant of Parent, in each case in any material respect, contained in this Agreement; and

(vi) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Sections 7.1 and 7.3 impossible or not reasonably likely to be satisfied.

No such notice shall be deemed to supplement or amend the Parent Disclosure Letter for the purpose of (i) determining the accuracy of any of the representations and warranties made by Parent in this Agreement, or (ii) determining whether any of the conditions set forth in Article 7 (other than the condition set forth in Section 7.3(a) as to compliance with this Section 6.9(b)) has been satisfied.

6.10 Tax Matters.

(a) Tax Returns.

(i) Parent shall, at Parent’s expense, prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Target Companies (i) for all periods ending on or prior to the Closing Date that are filed after the Closing Date (“Pre-Closing Period Tax Returns”) and (ii) for all Straddle Periods (“Straddle Period Tax Returns” and together with the Pre-Closing Period Tax Returns, the “Covered Tax Returns”). Such Pre-Closing Period Tax Returns shall be prepared, to the extent permitted by applicable law, on a basis consistent with the Tax Returns previously filed by the Target Companies and the Target Companies Tax and accounting policies. Parent shall provide a copy of any Covered Tax Return that relates to Income Taxes or involves a Tax liability in excess of $10,000 (a “Material Covered Tax Return”) to the Stockholders’ Representative (and, in the case of a Material Covered Tax Return relating to a Straddle Period, a sufficiently detailed statement certifying the amount of any Taxes attributable to the portion of the Straddle Period ending on the Closing Date reflected on such Straddle Period Tax Return (the “Tax Statement”)) for review and comment, at least 20 days prior to the due date (including all applicable extensions) for filing the applicable Material Covered Tax Return, except for any such Material Covered Tax Return that is due (including all applicable extensions) within 60 days after the Closing, which shall be provided within a reasonable time after the filing thereof; and except that for any Material Covered Tax Return that does not relate to Income Tax that the Parent is unable to deliver to the Stockholders’ Representative at the applicable time described in this Section 6.10(a), after undertaking commercially reasonable efforts to do so, Parent shall not be required to provide the Stockholders’ Representative with a copy of such Material Covered Tax Return before filing, and shall provide such a copy (together with the Tax Statement, as applicable) within reasonable time after the filing of such Material Covered Tax Return. Upon request, Parent shall make reasonable efforts to deliver to the Stockholders’ Representative, as reasonably practicable, copies of any relevant supporting schedules, work papers and other documentation that, in each case, are reasonably requested by the Stockholders’ Representative. Parent shall consider in good faith any comments delivered by the Stockholders’ Representative at least ten (10) days prior to the due date for filing the applicable Material Covered Tax Return (but not later than thirty (30) days after receipt by the Stockholders’ Representative of a copy of the applicable Material Covered Tax Return or Tax Statement, as applicable). Parent and the Stockholders’ Representative agree to consult and to attempt to resolve in good faith any disputes with respect to any comments timely made by the Stockholders’ Representative with respect to a Pre-Closing Material Tax Return or Tax Statement prior to the due date (including all applicable extensions) for the filing of the applicable Material Covered Tax Return. If Parent and the Stockholders Representative cannot resolve any dispute relating to a Material Covered Tax Return (including any Material Covered Tax Return delivered to the Stockholders’ Representative after the filing of such return), the matter shall be promptly referred to the Accounting Firm for resolution in accordance with Section 6.10(i), provided, however, that to the extent that the Accounting Firm does not resolve the dispute for any reason at least two (2) Business Days prior to the due date for filing the applicable Tax Return, Parent (or its Affiliate, as applicable) shall be entitled to file such Tax Return based on its discretion, and, to the extent necessary and permitted by applicable Tax law, shall file an amended Tax Return following the resolution of dispute by the Accounting Firm in accordance with such resolution. Notwithstanding the foregoing, in the event that the number of days in the period commencing immediately after the close of the applicable reporting period (or, if later, the Closing Date) and ending on the due date (including all applicable extensions) for filing the applicable Material Covered Tax Return is less than sixty (60) days, the numbers twenty (20), ten (10) and thirty (30) in this Section 6.10(a) above shall be reduced in the same proportion that such number of days in the period bears to sixty (60) days (and be rounded downwards).

(ii) Notwithstanding anything to the contrary in this Section 6.10(a) and Section 6.10(i), Parent shall not be required to consider or agree to, and no dispute shall be deemed to exist (including for purposes of Section 6.10(i) hereof) with respect to, any comment of the Stockholders’ Representative relating to any amount, form, statement or other item included in such Material Covered Tax Return that may not result in an indemnification obligation of the Company Stockholders for Taxes under this Agreement, provided that Parent timely delivers a written statement to the Stockholders’ Representative stating (in a form reasonably acceptable to the Stockholders’ Representative) that such items may not result in an indemnification obligation of the Company Stockholders for Taxes under this Agreement and affirmatively waiving any right for indemnification with respect to such items. Notwithstanding anything to the contrary contained in this Agreement or otherwise (including Section 6.10), the nonfulfillment or a breach of any covenant or agreement on the part of Parent under this Section 6.10(a) shall not affect the Company Stockholders’ indemnification responsibilities under this Agreement except to the extent that the Company Stockholders have been actually prejudiced as a result of such failure.

(iii) During the Pre-Closing Period, the Company shall, and shall cause each of the Target Companies to timely prepare, and make commercially reasonable efforts to complete before the Closing the preparation of, in each case in accordance with past practice, all Tax Returns that are due (including all applicable extensions) within ninety (90) days after the Closing, and, upon Parent’s request, permit Parent to review and comment on each such Tax Return.

(b) Cooperation on Tax Matters. Parent and the Surviving Corporation, on the one hand, and the Stockholders’ Representative, on the other hand, shall cooperate fully, as and to the extent reasonably requested, in connection with the filing of Tax Returns pursuant to this Agreement and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request) the provision of records and information which may be reasonably relevant to any such Tax audit, litigation or other proceeding and making appropriate persons available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent and the Surviving Corporation shall (i) retain all books and records with respect to Tax matters pertinent to the Target Companies relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified, any extensions thereof) of the respective Tax periods, and abide by all record retention agreements entered into with any Tax authority, (ii) deliver or make available to Parent on the Closing Date, originals or accurate copies of all such books and records, and (iii) give Parent or the Stockholders’ Representative, as the case may be, reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Parent, the Surviving Corporation or the Stockholders’ Representative so requests, Parent, the Surviving Corporation or the Stockholders’ Representative, as the case may be, shall allow the requesting party to take possession of such books and records at such requesting party’s expense. Parent and the Stockholders’ Representative further agree, upon request and at the requesting party’s expense, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby). The Parties further agree, upon request, to provide each other Party with all information that such other Party may be required to report pursuant to Code §6043, or Code §6043A, or Treasury Regulations promulgated thereunder. Upon request, each Company Stockholder shall promptly deliver to Parent a completed and duly executed IRS Form W-8 or W-9, as applicable (or any successor form).

(c) Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), (i) the amount of any Taxes based on or measured by income, net income, receipts, payroll, profits or similar items of any of the Target Companies for the period ending on the Closing Date, shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which any of the Target Companies holds a beneficial interest shall be deemed to terminate at such time) and (ii) the amount of any other Taxes of any of the Target Companies for a Straddle Period that relates to the period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period; provided, however, that in each case the Taxes allocated to the period of any Straddle Period ending on the Closing Date shall not include any Taxes occurring on the Closing Date but after the Effective Time that are attributable to any actions or activities other than in the ordinary course of business of the Target Companies occurring on the Closing Date but after the Effective Time (other than solely as a result of the Merger).

(d) Tax-Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving any of the Target Companies shall be terminated as of the Closing Date, and, after the Closing Date, none of the Target Companies shall be bound thereby or have any liability thereunder.

(e) Transfer Tax. All transfer, documentary, stamp, registration, sales, use and other such Taxes, and all conveyance fees, recording charges and similar fees and charges, including any penalties and interest imposed thereon (“Transfer Tax”), incurred in connection with the Merger shall be paid by the Company Stockholders when due, and the Company Stockholders will, at their own expense, file all necessary Tax Returns and such other documentation with respect to such Transfer Taxes (“Transfer Tax Returns”) and, if required by applicable Law, Parent will, and will cause its Affiliates to) join in the execution of any such Transfer Tax Returns.

(f) Amendments of Tax Returns. After the Closing Date, neither Parent nor any of its Affiliates shall amend, modify or otherwise change any Covered Tax Return (or other Tax Return filed on or before the Closing Date) filed by or on behalf of the Target Companies to the extent that such amendment would result in an indemnification obligation of the Company Stockholders for Taxes under Sections 9.1 of this Agreement, unless otherwise required by applicable law or any Tax authority or unless advised by the Parent’s accounting firm to correct an error in the applicable Covered Tax Return, without the prior written consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed. The provisions set forth in Section 6.10(a) above with respect to Material Covered Tax Returns relating to Income Taxes shall apply (with necessary modifications) with respect to the filing by Parent or any of its Affiliates of any amended Covered Tax Return (or other Tax Return filed on or before the Closing Date).

(g) Tax Proceedings. This Section 6.10(g) (and not Section 9.4) shall apply to any Third Party Claim relating to Tax Proceedings (as defined below). After the Closing, Parent shall promptly notify the Stockholders’ Representative in writing of the proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim which, if determined adversely to the taxpayer or after the lapse of time, could be grounds for payment of indemnification for Taxes by the Company Stockholders under this Agreement (“Tax Proceeding”), provided, however, that the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the Company Stockholders have been actually prejudiced as a result of such failure. Such notice shall contain factual information describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Governmental Authority in respect of any such asserted Tax liability. Parent shall have the right to control the conduct of such Tax Proceeding, provided that (i) Parent shall keep the Stockholders’ Representative informed on a timely basis with respect to any applicable developments relating to such Tax Proceedings (including the delivery of copies of any correspondence with the applicable Governmental Authority) and shall timely provide the Stockholders’ Representative with any other materials relating to such Tax Proceedings that are reasonably requested by the Stockholders’ Representative, (ii) the Stockholders’ Representative shall have the right to participate in (but not control), at its sole cost and expense, any such Tax Proceeding to the extent relating to a Pre-Closing Period Tax Return of the Target Companies (including, the right to attend meetings and review and comment on submissions relating to any such Tax Proceeding), (iii) Parent shall consider in good faith any comments provided by the Stockholders’ Representative with respect to any Tax Proceeding, and (iv) neither Parent nor any of its Affiliates may settle or compromise any Tax Proceeding that may result in an indemnification obligation of the Company Stockholders for Taxes under this Agreement without prior written consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(h) Limitations on Indemnity. Notwithstanding anything to the contrary contained in this Agreement or otherwise, the Parent Indemnified Parties shall not be entitled to be indemnified or held harmless under this Agreement (including pursuant to a claim of breach of representation) for, and the Company Stockholders shall not be responsible for (including under Section 9.1(d)(i)) any Taxes to the extent (i) attributable to transactions or actions by Parent or its Subsidiaries outside of the ordinary course of business that occur on the Closing Date but after the Effective Time (other than solely as a result of the Merger) or (ii) resulting from the nonfulfillment or a breach of any covenant or agreement on the part of Parent under this Section 6.10 or any other portion of this Agreement.

(i) Tax Disputes. This Section 6.10(i) and not Section 10.12 shall govern any disputes related to matters that are governed by Section 6.10(a) or Section 6.10(f). The Stockholders’ Representative, Parent and their respective Affiliates shall try in good faith to resolve any dispute related to matters that are governed by Section 6.10(a) or Section 6.10(f) in a timely manner. In the event that the Stockholders’ Representative and Parent are unable to resolve in good faith any matter that is governed by Section 6.10(a) or Section 6.10(f) in a timely manner, the item in dispute shall be submitted immediately to a tax partner in a mutually acceptable, nationally recognized independent accounting firm (the “Accounting Firm”) for resolution within ten (10) Business Days after such dispute has been referred to it, but, in any event, not later than at least two Business Days prior to the due date (including applicable extensions) of the applicable Covered Tax Return. The Stockholders’ Representative and Parent shall each be afforded an opportunity to present to the Accounting Firm any material relating to the determination of the matters in dispute and to discuss such matters with the Accounting Firm. The determination by the Accounting Firm with respect to the matters submitted to it under this Section 6.10(i) shall be binding and conclusive on the parties. The fees and expenses of such Accounting Firm related to resolution of such disputes shall be split equally between the Company Stockholders, on one hand, and Parent, on the other hand.

(j) Section 338. No election under Code Section 338, or any similar provision of state, local or foreign law, may be made with respect to the Merger, without prior written consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed (it being understood that any such election, if made by Parent, shall not give rise to any indemnity obligation of the Company Stockholders under this Agreement).

(k) Tax Refunds. After the Closing, Parent shall make reasonable efforts, but shall not be required to initiate any Tax proceedings or, subject to the foregoing, file any Tax Return, to collect the Tax refunds that may be owed to the Target Companies and included in the Income Tax receivable recorded on the Financial Statements in the amount of $5,789,000 or the Covered Refunds. Upon reasonable request by the Stockholders’ Representative, and at the Company Stockholders’ sole expense, with respect to any Tax period ending on or prior to the Closing Date, Parent shall make reasonable efforts to cause the Target Companies to prepare and file any Tax return or claim for a Tax refund, or prepare and file an amended Tax return claiming a Tax refund, to the extent that such filing is necessary to realize any Tax refund included within the Covered Refunds, provided that Parent determines, based on its reasonable discretion, that (i) such action would not result in adverse Tax consequences to Parent or any Affiliate thereof (including the Target Companies) in any Tax period or a portion thereof, (ii) such action would be supported by applicable Law and the positions taken on such Tax return are “more likely than not”, based on technical merits, to be sustained upon examination, (iii) such action will not impose an undue burden on Parent or any of its Affiliates (or is likely to give rise to a Tax audit), and (iv) Stockholders’ Representatives has either paid in advance to Parent the cost associated with such action or made other arrangements with Parent for the payment of such cost (satisfactory to Parent upon its reasonable discretion). If, subsequent to a Governmental Authority’s allowance of a Tax refund, such Governmental Authority reduces or denies any such Tax refund, such Tax refund or the relevant portion thereof previously taken into account pursuant to Section 3.7 in calculating Cash Consideration shall be paid by the Company Stockholders, promptly upon request, to Parent.

6.11	Indemnification of Officers and Directors.

(a) For a period of six (6) years after the Closing Date, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance and fiduciary liability insurance (the “D&O Insurance”) (provided that the Surviving Corporation may substitute therefor policies with reputable and financially sound carriers with credit ratings not lower than the Company’s existing carrier) in respect of acts or omissions occurring prior to the Closing Date, covering each person currently covered by the D&O Insurance (a correct and complete copy of which D&O Insurance has been heretofore provided to Parent), on terms with respect to the coverage, deductible and amounts no less favorable than those of the D&O Insurance in effect on the date hereof; provided, however, that in no event shall the Surviving Corporation be required to expend in the aggregate pursuant to this Section 6.11(a) an annual amount in excess of 200% of the annual premiums currently paid by the Company for such insurance. Notwithstanding the foregoing, in lieu of maintaining the current policies of D&O Insurance, Parent may purchase “tail” coverage with a scope, policy limits and retained coverage not less favorable than the scope, policy limits and retained coverage currently provided.

(b) Following the Closing Date, the Surviving Corporation shall include and maintain in effect in its Organizational Documents for a period of six years after the Closing Date, provisions regarding the elimination of liability of directors (or their equivalent), indemnification of officers and directors thereof and advancement of expenses which are, with respect to each such entity, no less advantageous to the intended beneficiaries than the corresponding provisions contained in such Organizational Documents as of the date of this Agreement.

6.12	Parent Board Designees.

(a) Prior to the Closing, Parent and the Nominating and Governance Committee of the Parent Board shall take all actions (including making any filings and disclosures, and taking any other actions, necessary to comply with applicable Law and NASDAQ Marketplace Rules) so that, immediately following the Closing, without any further action by Parent or the Parent Board (i) the Parent Board shall be increased from five (5) members to eight (8) members and (ii) three (3) individuals designated by the Stockholders’ Representative, as soon as reasonably possible after the date hereof and in any event at least sixty (60) days prior to the anticipated Closing Date, from the list of potential candidates set forth on Schedule D (each such individual, and any successor thereto, substitute therefor or replacement thereof designated by the Stockholders’ Representative on behalf of the Company Stockholders as provided herein, being referred to herein as a “Board Designee” and collectively as the “Board Designees”) become members of the Parent Board, filling the vacancies created by the increase in the size of the Parent Board.

(b) After the Parent Stockholders’ Meeting, in connection with any annual meeting of the Parent Stockholders or any special meeting of the Parent Stockholders at which directors of the Parent Board are to be elected following the Closing, the Parent

Board, upon recommendation of the Nominating and Governance Committee of the Parent Board, shall (i) nominate for election to the Parent Board of, (ii) unanimously recommend that the Parent Stockholders vote in favor of election to the Parent Board of, and (iii) solicit proxies in favor of the election of, any Board Designee whose term of office expires at such stockholder meeting (or, in the discretion of the Stockholders’ Representative, such replacements thereof or successors thereto designated by the Stockholders’ Representative) to the Parent Board; provided, that any such replacement or successor designated by the Stockholders’ Representative (as well as any individual designated by the Stockholders’ Representative pursuant to Section 6.12(a)) must (i) meet Parent’s director qualification standards generally applicable to its non-employee directors and (ii) be an independent director of Parent under (A) the bylaws of Parent or any applicable corporate governance policies or guidelines of Parent then in effect and (B) NASDAQ Marketplace Rules, in each case as determined in good faith by the Parent Board.

(c) The number of Board Designees that the Stockholders’ Representative shall be entitled to designate in connection with the nomination, appointment or election of directors shall equal (i) three (3) so long as the Company Stockholders collectively own of record and beneficially greater than or equal to 5,444,678 shares of Parent Common Stock, (ii) two (2) so long as the Company Stockholders collectively own of record and beneficially greater than or equal to 4,355,742 shares of Parent Common Stock and less than 5,444,678 shares of Parent Common Stock, (iii) one (1) so long as the Company Stockholders collectively own of record and beneficially greater than or equal to 2,177,871 shares of Parent Common Stock and less than 4,355,742 shares of Parent Common Stock, and (iv) none if the Company Stockholders collectively own of record and beneficially less than 2,177,871 shares of Parent Common Stock (in each case adjusted for stock splits, combinations or other similar transactions; provided, however, that the Parent Board shall in no event be obligated pursuant to this Section 6.12 to nominate, appoint or elect a number of Board Designees in excess of the product of the total number of directors on the Parent Board, multiplied by the percentage that the aggregate number of shares of Parent Common Stock then owned of record and beneficially by the Company Stockholders collectively, represents of the total number of shares of Parent Common Stock then outstanding, rounded up to the nearest whole number of directors. If, as a result of the immediately preceding sentence, the Parent Board is entitled, and intends, to nominate, appoint or elect less than all of the Board Designees at a particular time, the Stockholders’ Representative shall determine which of such Board Designees shall no longer constitute Board Designees; provided, that for purposes of clarification, if at any point the Company Stockholders are entitled to designate less than the number of Board Designees then serving as directors on the Parent Board, all Board Designees then serving as directors shall be permitted to remain on the Parent Board until the next annual meeting of the Parent Stockholders or special meeting of the Parent Stockholders at which directors of the Parent Board are to be elected.

(d) Promptly following the request of the Parent Board or the Nominating and Governance Committee thereof (which request shall, in the case of any individual designated by the Stockholders' Representative pursuant to Section 6.12(a), be deemed to have been made immediately upon such designation), any individual designated by Stockholders’ Representative for election (including pursuant to Section 6.12(a)) as a director shall (i) furnish (A) a completed director and officer questionnaire with respect to the background and qualifications of such person, substantially in the form provided to and requested to be completed by the then current members of the Parent Board, and (B) such nominee’s consent to Parent’s engaging in a background check of such nominee (including through a third party investigation firm), and information reasonably necessary to complete such a background check, in a manner consistent with background checks customarily engaged in by Parent for prospective new members of the Parent Board, and (ii) make himself or herself available for interviews by the Parent Board (and/or the Nominating and Governance Committee thereof). Notwithstanding anything to the contrary in this Section 6.12, in the event that the Parent Board determines in good faith, after consideration by the Nominating and Governance Committee of the Parent Board and consultation with outside legal counsel, that its nomination, appointment or election of a particular Board Designee (including a Board Designee designated by the Stockholders’ Representative from the list of potential candidates set forth on Schedule D pursuant to Section 6.12(a)) would constitute a breach of its fiduciary duties to the Parent Stockholders (provided that any such determination with respect to any individual designated by the Stockholders' Representative pursuant to Section 6.12(a) shall be made no later than forty-five (45) days after the individual's compliance with the first sentence of this Section 6.12(d)), then the Parent Board shall inform the Stockholders’ Representative of such determination in writing and explain in reasonable detail the basis for such determination and shall nominate another individual designated for nomination, election or appointment to the Parent Board by the Stockholders’ Representative (subject in each case to this Section 6.12(d)) and the Parent Board and Parent shall take all of the actions required by this Section 6.12 with respect to the election at such stockholder meeting of such substitute Board Designee. It is hereby acknowledged and agreed that the fact that a particular Board Designee is an affiliate, director, professional or agent of any Company Stockholders, or of any of its Affiliates, shall not in and of itself constitute an acceptable basis for such a determination by Parent Board.

(e) In the event that at any time there is a vacancy on the Parent Board resulting from retirement, resignation or other termination of service for any reason of a Board Designee, Parent shall (subject to Section 6.12(d)) promptly fill such vacancy (for the remainder of the then current term) with an individual designated by the Stockholders’ Representative; provided, that such individual shall be subject to the requirements of replacement or successor Board Designees set forth in Section 6.12(b).

(f) Any Board Designee shall be subject to applicable confidentiality requirements and other policies of Parent generally applicable to members of the Parent Board (including Parent’s insider trading and disclosure policies) as in effect from time to time, at any time while he or she is on the Parent Board to the same extent as the other directors on the Parent Board.

(g) Notwithstanding anything to the contrary contained herein, the Stockholders’ Representative shall not designate a Board Designee that is an affiliate, director, employee, professional or agent of a Company Stockholder or of any Affiliate of a Company Stockholder that is not, following the Effective Time, bound by the non-competition and non-solicitation of clients and customers covenants contained in Sections 6.01(a) and 6.01(c) of a Closing Agreement.

6.13 Financing.

(a) During the Pre-Closing Period, the Company shall provide, and shall cause the Target Companies to provide, and shall use commercially reasonable efforts to cause their respective representatives, including legal and accounting advisors, to provide commercially reasonable cooperation requested by Parent in connection with the Financing and the other transactions contemplated by this Agreement (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Target Companies), including (i) participation in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) preparing and providing access to due diligence materials reasonably required in connection with the Financing, (iii) assisting with the preparation of materials for offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing; provided, that any such memoranda or prospectuses shall contain disclosure and financial statements with respect to the Target Companies or the Surviving Corporation reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (iv) at Closing executing and delivering any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Target Companies with respect to solvency matters as of the Effective Time and consents of accountants for use of their reports in any materials relating to the Financing), (v) reasonably facilitating the pledging of collateral at Closing, (vi) furnishing Parent and its Financing sources (the “Financing Sources”) as promptly as practicable with such financial and other pertinent information regarding the Target Companies as may be reasonably requested by Parent, including all financial statements and financial data of type and form customarily included in private placements under Rule 144A of the Securities Act to consummate the offerings of debt securities contemplated by the Financing Letter at the time during the Company’s fiscal year such offerings will be made, (vii) providing assistance to Parent and Merger Sub as they may reasonably request in connection with the satisfaction of the conditions set forth in the Financing Letter, (viii) using commercially reasonable efforts to obtain accountants’ comfort letters, as reasonably requested by Parent, (ix) using commercially reasonable efforts to provide monthly financial statements (excluding footnotes) within thirty (30) days of the end of each month prior to the Closing Date, (x) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Financing to evaluate the Target Companies’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, (B) at Closing establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, and (C) at Closing provide insurance certificates and endorsements as required by prospective lenders involved in the Financing, (xi) reasonably assisting Parent with any presentation to the SEC with regard to the recording of the Merger as a recapitalization for financial reporting purposes in accordance with GAAP and reasonably cooperating in good faith with Parent, if so requested by Parent, in order to develop alternative means of recording the Merger as a recapitalization for financial reporting purposes in accordance with GAAP and (xii) taking all corporate actions, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of the Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately following the Effective Time; provided, that the Target Companies shall not be required to approve or execute any agreements, certificates or other documents relating to the Financing prior to the Effective Time.

(b) Parent and Merger Sub shall use commercially reasonable efforts to obtain the Financing as promptly as reasonably practicable on the terms and conditions described in the Financing Letter, including using commercially reasonable efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms no less favorable to Parent and/or Merger Sub, (ii) to satisfy on a timely basis all conditions applicable to Parent and/or Merger Sub in such definitive agreements that are within their control, (iii) to comply with its obligations under the Financing Letter, and (iv) to enforce its rights under the Financing Letter (provided that the foregoing shall not obligate Parent to bring, or threaten to bring, a claim, action or lawsuit against any of the Financing Sources). Parent shall give the Company prompt notice upon becoming aware of any material breach by any party of the Financing Letter or any termination of the Financing Letter. Parent shall keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing. Parent and Merger Sub shall not amend, modify or change any of the conditions in the Financing Letter in a manner that would reasonably be expected to materially delay or prevent the Closing without the prior written consent of the Company. Subject to the satisfaction of all the conditions to the Closing set forth in this Agreement, Parent and Merger Sub shall draw down on the financing referred to in the Financing Letter when the conditions set forth in the Financing Letter are satisfied. In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Letter (as determined in the reasonable judgment of Parent and Merger Sub), Parent shall, as promptly as reasonably practicable, notify the Company and Parent and Merger Sub shall use commercially reasonable efforts to arrange to obtain alternative financing from alternative sources on terms no less favorable to Parent and/or Merger Sub (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event of unavailability. Parent shall keep the Company reasonably apprised of material developments relating to the Financing. The Financing Letter and any related fee letter may only be amended, modified, supplemented, restated or superseded after the date hereof but prior to the Effective Time without the prior written consent of the Company if the terms and conditions after giving effect thereto shall not (x) reduce the aggregate amount of the Financing, (y) expand upon the conditions precedent to the Financing as set forth in the Financing Letter and any related fee letter in any respect that would reasonably be expected to make such conditions less likely to be satisfied, or (z) reasonably be expected to delay the Closing.

(c) All non-public or otherwise confidential information regarding the Target Companies obtained by Parent or its representatives pursuant to this Section 6.13 shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that Parent and its representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing upon the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) Notwithstanding anything to the contrary contained in this Agreement, (a) the Target Companies, the Company Stockholders, the Stockholders’ Representative and their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any Financing Source, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Financing Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (b) no Financing Source shall have any liability (whether in contract, in tort or otherwise) to any of the Target Companies, the Company Stockholders, the Stockholders’ Representative and their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Financing Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the Financing Sources are intended third-party beneficiaries of, and shall be entitled to the protections of, this Section 6.13(d).

6.14 Insurance Matters. No less than two (2) and no more than seven (7) days prior to Closing, the Target Companies shall provide Parent with (i) current loss runs under all Insurance Policies, by line of coverage, for all policy years from and after the Prior Acquisition Date, and (ii) an updated list of outstanding performance bonds and associated collateral that has been posted with any surety.

6.15 Holding Company Financial Statements. The Company shall use its reasonable best efforts to provide Parent by April 1, 2012 with (i) a certified copy of the audited consolidated balance sheets of the Company and its Subsidiaries as of September 30, 2010 and September 30, 2011 and the related audited consolidated statements of income, stockholders’ equity and cash flows for each of the years ended September 30, 2009, September 30, 2010 and September 30, 2011, together with a true and correct copy of the related notes and schedules thereto (the “Annual Holding Company Financial Statements”), the report of the Target Companies’ auditor on such audited financial statements, and all material letters received by the Company from such accountants prior to the time of delivery of such statements and report by the Company to Parent with respect to the results of such audits, (ii) a certified copy of the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2011 and the related unaudited consolidated statements of income, stockholders’ equity and cash flows for fiscal quarter then ended and for the comparable fiscal quarter of the prior fiscal year, together with a true and correct copy of the related notes and schedules thereto, and, if and only to the extent required by SEC requirements, such statements shall be reviewed by the Target Companies’ auditor in accordance with

AU Section 722 of the AICPA Professional Standards, ((i) and (ii), collectively, the “Holding Company Financial Statements”), and (iii) the Company's good faith calculation of the consolidated adjusted EBITDA of the Company and its Subsidiaries (calculated in the same manner as the calculations of adjusted EBITDA provided by the Company to Parent prior to the date hereof) and comparison of the Financial Statements against the Company's budgets (as provided by the Company to Parent prior to the date hereof) for the fiscal year ended September 30, 2011 and the fiscal quarter ended December 31, 2011; provided, that in any event the Company shall deliver all of the Holding Company Financial Statements and such calculations and comparisons to Parent by May 1, 2012.

6.16 Quarterly Financial Statements. Within forty-five (45) days following the end of each fiscal quarter that ends during the Pre-Closing Period, the Company shall provide Parent with a certified copy of the unaudited consolidated balance sheets of the Company and its Subsidiaries as of the end of such fiscal quarter and the related unaudited consolidated statements of income, stockholders’ equity and cash flows for such fiscal quarter and fiscal year-to-date period then ended and for the comparable periods of the prior fiscal year, together with a true and correct copy of the related notes and schedules thereto, and, if and only to the extent required by SEC requirements for purposes of the Proxy Statement, such statements shall be reviewed by the Target Companies’ auditor in accordance with AU Section 722 of the AICPA Professional Standards (the “Quarterly Financial Statements”), and in each case along with the Company's good faith calculation of the consolidated adjusted EBITDA of the Company and its Subsidiaries (calculated in the same manner as the calculations of adjusted EBITDA provided by the Company to Parent prior to the date hereof) and comparison of the Financial Statements against the Company’s budgets (as provided by the Company to Parent prior to the date hereof) for the fiscal quarter then ended.

6.17 Monthly Financial Statements and Statement of Net Debt. On or prior to the last day of each month during the Pre-Closing Period, the Company shall provide Parent with a certified copy of the following (in each case as of the last day of the prior month (the “Prior Month End”)), the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Prior Month End and the related statements of operations and cash flows for the month then ended (the “Monthly Financial Statements”), including the Company's good faith calculation of each of the Company Net Working Capital and the Company Net Debt as of the Prior Month End, and in each case along with the Company's good faith calculation of the consolidated adjusted EBITDA of the Company and its Subsidiaries (calculated in the same manner as the calculations of adjusted EBITDA provided by the Company to Parent prior to the date hereof) and comparison of the Financial Statements against the Company’s budget (as provided by the Company to Parent prior to the date hereof) for the month then ended. The Monthly Financial Statements shall be consistent with the Books and Records in all material respects and fairly present in all material respects the financial condition, results of operations and cash flows of the Target Companies, the Company Net Working Capital and the Company Net Debt as of their respective dates and for the months then ended, except that such Monthly Financial Statements may lack footnote disclosure and will be subject to normal year-end adjustments otherwise required by GAAP, which will not be material, individually or in the aggregate.

6.18 Material Letters Regarding Financial Statements. The Company shall provide to Parent, promptly upon receipt by the Company up until the Closing Date, all material letters received by the Target Companies from its accountants with respect to the Holding Company Financial Statements or the Intermediate Financial Statements.

6.19 Listing of Parent Common Stock. Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued pursuant to this Agreement to be approved for listing on NASDAQ, subject only to official of issuance, prior to the Closing.

6.20 Owned Real Property. The Company shall provide to Parent, within thirty (30) days of the date hereof, true, complete and correct copies of the deeds and other instruments (as recorded) by which the applicable Target Company acquired the Owned Real Property, and copies of all title insurance policies, opinions and surveys relating to such Owned Real Property.

6.21 Propco Taxes.

(a) The Company acknowledges and agrees that, consistent with Section 6.2(a) (Access), the Company shall provide Parent and its external accounting and tax advisors and counsels access to such documents and information regarding its determination and calculation of the estimated amount of the Propco Taxes as set forth on Exhibit H (the “Propco Taxes Estimate”) as Parent shall reasonably request, including access to (i) its working papers and its other materials which provide evidence of the basis for the Propco Taxes Estimate (together “Propco Information”), (ii) its employees involved in the preparation of the Propco Taxes Estimate, and (iii) its external accounting or tax advisors and counsels who have reviewed or been involved in the preparation of the Propco Taxes Estimate. Specifically, the Company shall provide Parent and its external accounting and tax advisors and counsels the following:

(i) Within thirty (30) days of the date hereof, all Propco Information reasonably requested by Parent regarding the Propco Sales that occurred prior to the date hereof (including in 2011);

(ii) As soon as it becomes available, a copy of KPMG LLP’s tax memorandum or opinion with respect to the Tax Restructuring;

(iii) Within thirty (30) days of the disposition of the remaining Propco assets all Propco Information reasonably requested by Parent regarding such transactions (and any related restructuring of Propco and its Subsidiaries); and

(iv) As soon as it becomes available, a copy of any memorandum or opinion provided by KPMG LLP regarding any of the Propco Sales.

The Propco Information set forth in Sections (i), (ii) and (iii) above shall be provided at least seventy-five (75) days prior to the Closing (the date of delivery of all such Propco Information, the “Materials Delivery Date”).

(b) Parent shall be permitted to cause its external accounting and tax advisors and counsels to review Exhibit H and the materials provided by Company in accordance with the foregoing, in order to determine whether or not Parent disputes any tax position used to calculate, or the calculation of, the Propco Taxes Estimate. The parties agree that such review shall be conducted pursuant to a “more likely than not” standard (the “Review Standard”). If, consistent with the Review Standard, Parent’s external accounting firm, tax advisor or counsel advises Parent that the Propco Taxes Estimate does not comport with the Review Standard in all respects, then Parent shall be permitted to provide written notice to the Company stating that it disputes the Propco Taxes Estimate, which such notice shall state, in reasonable detail, the tax positions in dispute and Parent’s calculation of the Propco Taxes Estimate (the “Dispute Notice”). Parent must deliver a Dispute Notice no later than 30 calendar days after the Materials Delivery Date. If Parent timely delivers a Dispute Notice to the Company, then the Company and Parent shall use reasonable efforts to resolve such dispute within 5 days of the delivery of such Dispute Notice. If the parties are unable to resolve such dispute within such time period, the dispute shall be resolved in the manner set forth in Section 6.10(i); provided that the parties shall instruct the Accounting Firm to resolve such dispute using the Review Standard no later than 30 days after submission of the dispute to the Accounting Firm and in any event prior to the Closing. Notwithstanding the foregoing, such dispute shall be considered resolved in favor of the Company’s position as to any portion of the dispute if the Company obtains and delivers to Parent, at least 10 Business Days prior to the Closing, a tax opinion from KPMG LLP (or another “big four” accounting firm acceptable to Parent (acting reasonably)) to the effect that the Company’s position as to such portion of the dispute meets the Review Standard in all respects as to such portion of the dispute. If the Company is unable to deliver such a tax opinion and if the dispute is not resolved before the Closing by the Accounting Firm, then the Company shall be permitted, (a) no later than 4 Business Days prior to the Closing, to make an estimated tax payment to the applicable Tax authorities in the amount of Propco Taxes determined by Parent to be due (in which case, the Company shall promptly forward to Parent an official receipt (or a certified copy), or other documentation reasonably requested by Parent, evidencing such payment to such Tax authorities), or, at the Company’s election, (b) place such amount into the escrow contemplated by Section 7.2(l) pending resolution of such dispute. Upon the resolution of such dispute, the amounts held in escrow shall be distributed to the Company, and, if such resolution occurs after the Closing, the portion of the deposited funds determined by the resolution of the dispute to be in excess of the Propco Taxes, if any, shall be credited to the Company’s Cash and Cash Equivalents as of the Effective Time.

6.22 Propco Guaranty. At the Closing, Parent shall assume all of Central Parking Corporation’s obligations and liabilities under each Guaranty of Lease executed and delivered by Central Parking Corporation pursuant to the Agreement of Purchase and Sale by and among CPC Realty, LLC, Allright Corporation and CBV Parking I, LLC, dated as of November 30, 2011, as amended (the “Property Sale Agreement”); provided, that each Guaranty of Lease is substantially in the form attached to the Third Amendment to the Property Sale Agreement dated December 12, 2011, but with no rent prepayment obligation. Parent’s assumption of such obligations and liabilities under each Guaranty of Lease shall be pursuant to a written assumption agreement in form and substance reasonably acceptable to the Buyer under the Property Sale Agreement (or its applicable successor).

6.23 Closing Agreements. The Company shall use its commercially reasonable efforts to cause each of the Company Stockholders that has not already executed a Closing Agreement to execute a Closing Agreement as soon as reasonably possible after the date hereof and in any event prior to the Effective Time.

6.24 Bodenhamer Agreements. The Company shall provide Parent with a written summary of all verbal Contracts between any of the Target Companies and William H. Bodenhamer Jr. by April 1, 2012.

ARTICLE 7

CONDITIONS PRECEDENT TO THE CLOSING; TERMINATION

7.1 Mutual Conditions Precedent to Obligations of Parent and the Company. The mutual obligations of Parent and the Company under this Agreement to consummate the transactions contemplated hereby will be subject to the satisfaction, at or prior to the Closing, of all of the following conditions:

(a) NASDAQ Listing. The Parent Common Stock issuable to the Company Stockholders pursuant to this Agreement shall have been authorized for listing on NASDAQ upon official notice of issuance.

(b) No Legal Obstruction. No suit, action or proceeding by any third party or Governmental Authority with respect to the transactions contemplated hereby shall be pending or threatened in writing and no order shall have been entered in any such suit, action or proceeding that would have the effect of (i) making any of the transactions contemplated by this Agreement or the Transaction Documents illegal, (ii) otherwise preventing the consummation of such transactions or (iii) imposing limitations on such transactions and/or the ability of any party hereto to perform its obligations hereunder or under any Transaction Document.

(c) HSR Act. Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated.

(d) Stockholder Approval. This Agreement, the Merger and the other transactions contemplated hereby shall have been duly adopted and approved by the Required Company Stockholder Vote and the vote of Parent, voting in its capacity as Merger Sub Stockholder, and the Parent Stockholder Approval Matter shall have been duly approved by the Required Parent Stockholder Vote.

(e) Financing. The conditions precedent to the lender’s obligations to make available the Financing under the Financing Letter shall have been satisfied or waived and the financing thereunder shall be available to Parent. For purposes of this Section 7.1(e), the parties hereto agree that the financing under the Financing Letter shall be deemed not to be “available to Parent” in the event Parent duly requests the funds to be provided under such financing in accordance with the applicable documents and the Financing Sources do not (for any reason) provide such funds to Parent (provided that Parent has complied with its obligations under Section 6.13(b)).

7.2 Conditions Precedent to Obligations of Parent. The obligations of Parent under this Agreement to consummate the transactions contemplated hereby will be subject to the satisfaction, at or prior to the Closing, of all of the following conditions, any one or more of which may be waived in whole or in part in writing in the sole discretion of Parent:

(a) Performance. The Company shall have complied with and performed all of its obligations, covenants and agreements under this Agreement or any Transaction Document to be complied with or performed thereby in whole or in part prior to the Closing in all material respects.

(b) Representations and Warranties. The representations and warranties of the Company contained in this Agreement and each Transaction Document that are qualified as to their materiality shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time, and any such representations and warranties that are not so qualified shall be true and correct in all respects as of the date hereof and in all material respects as of the Closing as if made at and as of such time (except that (i) the accuracy of representations and warranties that expressly speak only as of a specified date will be determined as of such date and (ii) Fundamental Representations shall be true and correct in all respects as of the Closing as if made at and as of such time).

(c) No Material Adverse Effect. No event, change or circumstance shall have occurred or arisen or exist which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on any of the Target Companies.

(d) Net Debt; Net Working Capital. The Combined Net Debt and Working Capital of the Target Companies as of the Effective Time shall not be in excess of the Net Debt and Working Capital Threshold.

(e) Bring Down Certificate. Parent shall have received a certificate, dated as of the Closing Date, duly executed by an officer of the Company, certifying the fulfillment of the conditions set forth in Sections 7.2(a), (b), (c) and (d).

(f) Closing Deliveries. Parent shall have received correct and complete copies of all documents and other items to be delivered thereto under Section 8.2 of this Agreement.

(g) Consents and Approvals. All approvals, authorizations and actions of, filings with and notices to any Governmental Authority (whether or not scheduled and including any Governmental Approvals) necessary to permit the Company to perform its obligations under this Agreement and the Transaction Documents and to consummate the transactions contemplated hereby and thereby shall have been duly obtained, made or given, in form and substance reasonably satisfactory to Parent.

(h) Sale of Propco.

(i) Each sale or disposition of the assets and liabilities of CPC PropCo, LLC (“Propco”) or its Subsidiaries to a third party (collectively, the “Propco Sales”) shall have occurred as described and on the terms set forth on Schedule E hereto, such that the Target Companies own no real property other than the Owned Real Property set forth on Section 4.9(a) of the Company Disclosure Letter.

(ii) The Propco Sales shall qualify for sale and leaseback accounting treatment, and each of the leases thereunder shall qualify as operating leases under GAAP (except for leases (not to exceed $300,000 in capital lease value in the aggregate) which do not qualify as operating leases under GAAP, but which do not result in disqualification of the Propco Sales for sale and leaseback accounting treatment), in each case to Parent’s satisfaction.

(i) Restructuring of the Target Companies. A restructuring of the equity arrangements of the Company shall have occurred as described and on the terms set forth on Schedule F hereto (the “Ownership Restructuring”).

(j) Closing Agreements. Each of the Company Stockholders shall be party to a Closing Agreement in the applicable form.

(k) Holding Company Financial Statements. (i) The stockholders’ equity as of September 30, 2011 set forth in the Annual Holding Company Financial Statements shall be equal to the stockholders’ equity set forth in the Draft Holding Company Financial Statements and (ii) the amounts set forth in the Annual Holding Company Financial Statements as of and for the twelve (12) month period ended September 30, 2011 shall not be materially different from the corresponding amounts set forth in the Draft Holding Company Financial Statements, excluding footnotes.

(l) Propco Cash. The Company shall have either (i) paid all Propco Taxes prior to the Effective Time, or (ii) deposited sufficient cash (the “Propco Cash”) to cover all unpaid Propco Taxes in an escrow account established with an escrow agent reasonably satisfactory to Parent (provided that, in the case of clause (i) and (ii), the amount of Propco Cash shall be determined in accordance with Section 6.22 hereof.

7.3 Conditions Precedent to Obligations of the Company. The obligations of the Company under this Agreement to consummate the transactions contemplated hereby will be subject to the satisfaction, at or prior to the Closing, of all the following conditions, any one or more of which may be waived in whole or in part in writing in the sole discretion of the Company:

(a) Performance. Parent and Merger Sub shall have complied with and performed all of their respective obligations, covenants and agreements under this Agreement or any Transaction Document to be complied with or performed thereby in whole or in part prior to the Closing in all material respects.

(b) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement and each Transaction Document that are qualified as to their materiality shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time, and any such representations and warranties that are not so qualified shall be true and correct in all respects as of the date hereof and true and correct in all material respects as of the Closing as if made at and as of such time (except that (i) the accuracy of representations and warranties that expressly speak only as of a specified date will be determined as of such date and (ii) Fundamental Representations shall be true and correct in all respects as of the Closing as if made at and as of such time).

(c) No Material Adverse Effect. No event, change or circumstance shall have occurred or arisen or exist which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

(d) Bring Down Certificate. The Company shall have received a certificate, dated as of the Closing Date, duly executed by an officer of Parent, certifying the fulfillment of the conditions set forth in Sections 7.3(a), (b) and (c).

(e) Closing Deliveries. The Company shall have received correct and complete copies of all documents and other items to be delivered thereto under Section 8.3 of this Agreement.

(f) Consents and Approvals. All approvals, authorizations and actions of, filings with and notices to any Governmental Authority (whether or not scheduled and including any Governmental Approvals) necessary to permit Parent and/or Merger Sub to perform its obligations under this Agreement and the Transaction Documents and to consummate the transactions contemplated hereby and thereby shall have been duly obtained, made or given, in form and substance reasonably satisfactory to the Company.

7.4 Termination.

(a) Termination of Agreement. This Agreement may be terminated and abandoned at any time prior to the consummation of the Closing under the following circumstances:

(i) upon the written consent of both Parent and the Company;

(ii) by Parent, if any of the conditions set forth in Sections 7.1 and 7.2 shall not be fully satisfied, or if the Closing shall not have occurred, on or before October 31, 2012 (the “Outside Date”) (unless such failure results primarily from Parent or Merger Sub breaching any representation, warranty, covenant or agreement contained in this Agreement); provided, however, that the Outside Date may be extended by forty-five (45) days by the Company by written notice to Parent if the Closing shall not have occurred as a result of the conditions set forth in Section 7.1(d) failing to have been satisfied, if the Company reasonably believes in good faith that the relevant approvals will be obtained during such extension period;

(iii) by Parent, if the Company shall have breached any representation, warranty, covenant or agreement contained in this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice by Parent to the Company thereof, and which breach would give rise to the failure of a condition set forth in Sections 7.1 or 7.2;

(iv) by the Company, if any of the conditions set forth in Sections 7.1 and 7.3 shall not be fully satisfied, or if the Closing shall not have occurred, on or before the Outside Date (unless such failure results primarily from the Company breaching any representation, warranty, covenant or agreement contained in this Agreement); provided, however, that the Outside Date may be extended by forty-five (45) days by Parent by written notice to the Company if the Closing shall not have occurred as a result of the conditions set forth in Section 7.1(d) failing to have been satisfied, if Parent reasonably believes in good faith that the relevant approvals will be obtained during such extension period;

(v) by the Company, if Parent shall have breached any representation, warranty, covenant or agreement contained in this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice by the Company to Parent thereof, and which breach would give rise to the failure of a condition set forth in Sections 7.1 or 7.3;

(vi) by either Company or Parent, whether before or after satisfaction of the condition set forth in Section 7.1(e), if any Law or Governmental Authority prohibits consummation of the Merger or if any order of a Governmental Authority restrains, enjoins or otherwise prohibits consummation of the Merger, and such order has become final and non-appealable;

(vii) by either Company or Parent, if this Agreement has been submitted to the Parent Stockholders for Parent Stockholder Approval at a duly convened Parent Stockholders’ Meeting and the Parent Stockholder Approval shall not have been obtained at such Parent Stockholders’ Meeting (including any adjournment or postponement thereof);

(viii) by the Company, if the Parent Board effects a Change in Recommendation; provided, that the Company may not terminate this Agreement pursuant to this Section 7.4(a)(viii) at any time after the vote with respect to the Company Stockholder Approval is called at the Parent Stockholders’ Meeting;

(ix) by Parent, if the arithmetic average of the VWAP of the Parent Common Stock for any period of ten (10) consecutive trading days is below $11.69, provided that (A) Parent provides a written notice of termination to the Company within five (5) Business Days following such period, in which case the termination shall be effective five (5) Business Days following the delivery of such notice, and (B) such notice is sent by Parent to the Company no later than ten (10) Business Days prior to the Parent Stockholders’ Meeting;

(x) by the Company, if the arithmetic average of the VWAP of the Parent Common Stock for any period of ten (10) consecutive trading days is below $11.69, provided that (A) the Company provides a written notice of termination to the Parent within five (5) Business Days following such period, in which case the termination shall be effective five (5) Business Days following the delivery of such notice, and (B) such notice is sent by the Company to Parent no later than ten (10) Business Days prior to the Parent Stockholders’ Meeting;

(xi) By Parent, at or after 11:59 p.m. (Eastern Time) on the date of this Agreement, if Company Stockholder Written Consents from holders holding at least 94% of the outstanding shares of Company Common Stock have not been obtained and delivered to Parent; or

(xii) By the Company, at or after 11:59 p.m. (Eastern Time) on the date of this Agreement, if Merger Sub Stockholder Written Consents from holders holding 100% of the outstanding shares of Merger Sub Common Stock have not been obtained and delivered to the Company.

(b) Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.4(a), this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto to any other party hereto or its Affiliates or their respective equityholders, partners, directors and officers under this Agreement, other than this Section 7.4(b), Section 7.4(c), Section 7.4(d) and Article 10, which shall survive any such termination, except that nothing herein shall relieve any party hereto from liability arising from or resulting from any willful breach of this Agreement by such party prior to such termination.

(c) Reimbursement of Expenses.

(i) If this Agreement is terminated pursuant to Section 7.4(a)(vii), Parent shall reimburse the Company and the Company Stockholders for all out-of-pocket costs and expenses of the Company incurred in connection with this Agreement and the Transaction Documents, including fees and disbursements of counsel (including counsel to the institutional Company Stockholders), accountants and other advisors, up to an aggregate maximum amount equal to the Expense Cap as of the date of the Parent Stockholders’ Meeting.

(ii) If this Agreement is terminated pursuant to Section 7.4(a)(ix), Parent shall reimburse the Company and the Company Stockholders for all out-of-pocket costs and expenses of the Company incurred in connection with this Agreement and the Transaction Documents, including fees and disbursements of counsel (including counsel to the institutional Company Stockholders), accountants and other advisors, up to an aggregate maximum amount equal to the Expense Cap as of the date of such termination.

(iii) If this Agreement is terminated pursuant to Section 7.4(a)(x), the Company shall reimburse Parent for all out-of-pocket costs and expenses of Parent incurred in connection with this Agreement and the Transaction Documents, including fees and disbursements of counsel, accountants and other advisors, up to an aggregate maximum amount equal to the Expense Cap as of the date of such termination.

(d) Termination Fee. If this Agreement is terminated by the Company pursuant to Section 7.4(a)(viii), Parent shall pay to the Company Seven Million Five Hundred Thousand Dollars ($7,500,000), by wire transfer of immediately available funds to a bank account designated in writing by the Company within five (5) Business Days after the date this Agreement is terminated.

ARTICLE 8

CLOSING

8.1 Time and Place. The transactions contemplated by this Agreement shall be consummated (the “Closing”) at 10:00 a.m. local time on the second Business Day after the conditions set forth in Article 7 have been satisfied in accordance with the provisions hereof (other than conditions with respect to actions that must by their nature take place at the Closing itself) or at such other time or date as the parties hereto may mutually agree in writing (the “Closing Date”), at the offices of Katten Muchin Rosenman LLP at 525 West Monroe Street, Chicago, Illinois 60661, it being acknowledged and agreed that the parties prefer a Closing as of the last day of a calendar month.

8.2 Deliveries of the Company. At or prior to the Closing, the Company will deliver or cause to be delivered to Parent:

(a) Corporate Documents. Certificate of Incorporation (or comparable entity charter documents) of each of the Material Target Companies as in effect at the Closing, certified by the Secretary of State of the state of its formation as of a date not more than ten (10) calendar days prior to the Closing Date, and the by-laws (or comparable entity charter documents) of each of the Material Target Companies as in effect at the Closing, all of which shall be certified by the secretary (or Person performing a similar function) thereof.

(b) Certificates of Good Standing. Certificates of Good Standing, dated not more than ten (10) calendar days prior to the Closing Date, with respect to each of the Material Target Companies of the Company Disclosure Letter, issued by the Secretary of State of the state of its formation and by the Secretary of State of each jurisdiction in which each Target Company is qualified to do business as a foreign entity.

(c) Resolutions. A copy of the resolutions of the Company Board certified by the secretary (or Person performing a similar function) thereof as having been duly and validly adopted and in full force and effect, authorizing the execution and delivery of this Agreement and the Transaction Documents to which the Company is a party and the performance of the transactions contemplated hereby and thereby.

(d) Tax Certificate. A certificate from each of the Company Stockholders who are Company Stockholders as of the Closing, substantially in the form provided for in Treasury Regulation section 1.1445-2(b)(2), certifying under penalties of perjury that such Company Stockholder is not a “foreign person” within the meaning of Treasury Regulation Section 1.1445-2(b).

(e) Payoff Letters and Lien Releases. Payoff letters for each instrument of Indebtedness of any of the Target Companies from the obligees thereunder setting forth the amounts necessary to pay off all Indebtedness under such instrument as of the Closing Date along with the per diem interest amount with respect thereto and otherwise in form and substance reasonably satisfactory to Parent, and providing for the release of all Liens held against the property of the Target Companies upon the payoff of such Indebtedness.

(f) Resignations. Except as otherwise specified in writing by Parent no fewer than two Business Days prior to the Closing Date, resignations all of the Target Companies’ directors (or equivalent governing members) and officers, effective as of the Closing Date.

(g) Corporate Records. All corporate minute books, stock ledgers and stock records of the Material Target Companies.

(h) Company Closing Schedule. The Company Closing Schedule, certified and signed on behalf of the Company by the chief financial officer of the Company.

(i) Auditor Consent. Consent from the Target Companies’ auditor, whereby such auditor permits Parent to include their audit report on the financial statements of the Target Companies in filings made by Parent with the SEC, to the extent required by applicable Law.

(j) Registration Rights Agreement. A Registration Rights Agreement signed by all of the Company Stockholders, substantially in the form set forth in Exhibit F (the “Registration Rights Agreement”).

(k) Holding Company Financial Statements. Certified copies of the Holding Company Financial Statements.

(l) Other Documents. Such other documents and instruments as Parent shall reasonably request in order to consummate the transactions contemplated hereby.

8.3 Deliveries of Parent. At or prior to the Closing, Parent will deliver to the Company:

(a) Corporate Documents. The Certificate of Incorporation of Parent as in effect at the Closing, certified by the Secretary of State of the State of Delaware as of not more than ten (10) calendar days prior to the Closing Date, and the by-laws of Parent as in effect at the Closing, certified by the Secretary thereof. The Certificate of Incorporation of Merger Sub as in effect at the Closing, certified by the Secretary of State of the State of Delaware as of not more than ten (10) calendar days prior to the Closing Date, and the bylaws of Merger Sub as in effect at the Closing, all of which shall be certified by the secretary thereof.

(b) Certificates of Good Standing. Certificate of Good Standing, dated not more than ten (10) calendar days prior to the Closing Date, with respect to Parent, issued by the Secretary of State of the State of Delaware. Certificate of Good Standing, dated not more than ten (10) calendar days prior to the Closing Date, with respect to Merger Sub, issued by the Secretary of State of the State of Delaware.

(c) Resolutions. A copy of the resolutions of the Parent Board and Merger Sub Board, certified by the secretary (or Person performing similar functions) thereof as having been duly and validly adopted and in full force and effect, authorizing the execution and delivery of this Agreement and the Transaction Documents to which Parent and Merger Sub are a party and the performance of the transactions contemplated hereby and thereby.

(d) Registration Rights Agreement. The Registration Rights Agreement, duly executed by Parent.

(e) Other Documents. Such other documents and instruments as the Company shall reasonably request in order to consummate the transactions contemplated hereby.

ARTICLE 9

INDEMNIFICATION

9.1 Indemnification of Parent. After the Closing, each Company Stockholder (pursuant to such Company Stockholder’s agreement to be bound by the terms of this Article 9 in the Closing Agreements), shall severally, in accordance with and limited to such Company Stockholder’s Pro Rata Share, and not jointly, indemnify each of Parent, the Surviving Corporation and the Affiliates of each of the foregoing, and their respective directors, members, officers, equity holders, partners, employees, agents, subsidiaries, representatives and successors and assigns (collectively, the “Parent Indemnified Parties”), and save and hold each of the Parent Indemnified Parties harmless from and against and pay or reimburse the Parent Indemnified Parties as and when incurred for such Company Stockholder’s Pro Rata Share of:

(a) any and all Adverse Consequences which any Parent Indemnified Party may suffer, sustain or become subject to, in connection with, resulting from or arising out of, directly or indirectly, any inaccuracy in or breach of any representation or warranty of the Company contained in this Agreement;

(b) any and all Adverse Consequences which any Parent Indemnified Party may suffer, sustain or become subject to, in connection with, resulting from or arising out of, directly or indirectly, any nonfulfillment or breach of any covenant or agreement on the part of the Company prior to the Closing;

(c) the amount (if any) by which the amount paid by Parent or the Target Companies with respect to an Indemnified Item on Schedule G (the “Company Indemnified Items Schedule”) exceeds the amount set forth opposite such Indemnified Item on the Company Indemnified Items Schedule;

(d) any and all (i) Income Taxes of any of the Target Companies for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (as allocated, in the case of a Straddle Period, pursuant to Section 6.10(c) hereof) (“Pre-Closing Tax Period”), (ii) any Transfer Taxes for which the Company Stockholders are responsible pursuant to Section 6.10(e), (ii) any Taxes resulting from, arising out of, or otherwise relating to, any of the Propco Sales or any other sale or disposition of real property by the Target Companies prior to the Effective Time (the “Propco Taxes”), (iv) Taxes of any member of an affiliated, consolidated, combined or unitary group of which Target or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and (v) any Taxes resulting from, arising out of, or otherwise relating to the Merger, the Ownership Restructuring or the Tax Restructuring;

(e) any and all (i) Taxes of any of the Target Companies for all Pre-Closing Tax Periods (as allocated, in the case of a Straddle Period, pursuant to Section 6.10(c) hereof), and (ii) Taxes of any Person (other than the Target Companies) imposed on any of the Target Companies as a transferee or successor, by contract or pursuant to any law, rule, or regulation (including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation), which Taxes relate to an event or transaction occurring on or before the Closing, in each case to the extent such Taxes are not governed by Section 9.1(d); provided, however, that the Company Stockholders shall be liable for any Tax that is not an Income Tax pursuant to clauses (i) and (ii) above (or pursuant to Sections 9.1(a)-(d)) only to the extent that such Tax exceeds the amount, if any, taken into account for such Tax, if any, in the determination of the Company Net Working Capital of the Target Companies as of the Effective Time; provided further, that where the Combined Net Debt and Working Capital of the Target Companies as of the Effective Time exceeds the Lower Indemnification Threshold, the aggregate amount of Taxes excepted under the foregoing proviso shall not exceed the sum of (x) the portion of all Taxes included in the determination of the Company Net Working Capital of the Target Companies as of the Effective Time that resulted in a reduction of the additional cash consideration that would be payable to the Company Stockholders pursuant to Section 3.7(b) plus (y) the portion of all Taxes, if any, included in the determination of the Company Net Working Capital that result in a payment obligation of the Company Stockholders pursuant to Section 9.1(f), as determined in the case of clause (x) or (y) on a “with and without” basis in respect of all such Taxes included in the determination of Company Net Working Capital of the Target Companies as of the Effective Time.

(f) the amount (if any) by which the actual Combined Net Debt and Working Capital of the Target Companies as of the Effective Time is greater than the Upper Indemnification Threshold;

(g) any and all Adverse Consequences resulting from, arising out of, or otherwise relating to or owed by Propco or any of its Subsidiaries, the Propco Sales or any other sale or disposition of real property by the Target Companies prior to the Effective Time (including any and all Taxes of Propco or any of its Subsidiaries for any Pre-Closing Tax Period); and

(h) any and all Adverse Consequences resulting from, arising out of, or otherwise relating to the exercise of appraisal rights by any of the Company Stockholders, including any amounts paid to such Company Stockholders in excess of the consideration that would otherwise be payable hereunder.

9.2 Indemnification of Company Stockholders. After the Closing, Parent shall indemnify the Company Stockholders and the Affiliates of each of the foregoing, and their respective directors, members, officers, equity holders, partners, employees, agents, subsidiaries, representatives, successors and permitted assigns (the “Company Indemnified Parties”) and save and hold each of the Company Indemnified Parties harmless from and against and pay on behalf of or reimburse the Company Indemnified Parties as and when incurred for any and all Adverse Consequences which any Company Indemnified Party may suffer, sustain or become subject to, in connection with, resulting from or arising out of, directly or indirectly, any (a) inaccuracy in or breach of any representation or warranty of Parent contained in this Agreement or (b) nonfulfillment or breach of any covenant or agreement on the part of Parent under this Agreement.

9.3 Certain Limitations.

(a) The representations and warranties of the parties contained in this Agreement shall survive the Closing and continue in full force and effect (i) in the case of the representations and warranties set forth in Sections 4.1, 4.3(a), 4.3(b), 4.4, 4.25, 5.1, 5.3(a), 5.3(b), 5.4 and 5.22, indefinitely; (ii) in the case of the representations and warranties set forth in Sections 4.16, 4.18, 4.21, 4.28, 5.19, 5.20 and 5.21 until sixty (60) days following the expiration of the applicable statute of limitations (including any extension thereof) with respect to the subject matter of such representations and warranties; and (iii) in the case of all other representations and warranties, until the date that is eighteen (18) months following the Closing Date. The representations and warranties identified in clause (i) of the immediately preceding sentence are referred to herein as the “Fundamental Representations.” Notwithstanding anything herein to the contrary, if written notice of any claim for indemnification hereunder has been delivered in accordance herewith prior to the expiration of the representation or warranty upon which such claim is based, the relevant representations and warranties shall not expire as to such claim only, and such claim may be pursued, until the final resolution of such claim in accordance with the provisions of this Article 9.

(b) The Company Stockholders shall not be liable to Parent Indemnified Parties under (i) Section 9.1(a), (ii) Section 9.1(b) in respect of Section 6.9(a)(xv) or (xvi) or (iii) Section 9.1(c) with respect to Indemnified Items #3, #4, #10 and #11 on the Company Indemnified Items Schedule, unless and until the Adverse Consequences incurred by all Parent Indemnified Parties pursuant thereto exceed, in the aggregate, $1,500,000 (the “Deductible”), in which case the Company Stockholders shall be liable, subject to Section 9.3(d), to the applicable Parent Indemnified Party for the full amount of the Adverse Consequences in excess of the Deductible.

(c) Parent shall not be liable to the Company Indemnified Parties under Section 9.2(a) or Section 9.2(b) in respect of Section 6.9(b)(v) or (vi), unless and until the Adverse Consequences incurred by all Company Indemnified Parties exceed, in the aggregate, the Deductible, in which case Parent shall be liable, subject to Section 9.3(e), to the applicable Company Indemnified Party for the full amount of the Adverse Consequences in excess of the Deductible.

(d) The aggregate amount required to be paid by the Company Stockholders for claims for indemnification made under Section 9.1(a), 9.1(b) in respect of Section 6.9(a)(xv) or (xvi), 9.1(c) and 9.1(e) shall not exceed an amount equal to (i) Twenty Seven Million Dollars ($27,000,000.00), plus (ii) the Additional Cash Consideration (if any), in the aggregate.

(e) The aggregate amount required to be paid by Parent shall not exceed Fifteen Million Dollars ($15,000,000.00), in the aggregate, for claims for indemnification made under Section 9.2(a) or Section 9.2(b) in respect of Section 6.9(b)(v) or (vi).

(f) Notwithstanding anything to the contrary contained herein, (i) Sections 9.3(b), 9.3(c), 9.3(d) and 9.3(e) shall not apply to Adverse Consequences in connection with, resulting from or arising out of directly or indirectly, any inaccuracy in or breach of a Fundamental Representation or fraud, (ii) Sections 9.3(b) and 9.3(c) shall not apply to Adverse Consequences in connection with, resulting from or arising out of directly or indirectly, any inaccuracy in or breach of the representations and warranties in Section 4.21 or 5.20, and (iii) no indemnification payment made by the Company Stockholders or Parent, as the case may be, with respect to any Fundamental Representation shall be considered in determining whether the caps in Sections 9.3(d) and
9.3(e) have been met.

(g) Notwithstanding any provision herein to the contrary, no claim may be made by the Parent Indemnified Parties under Section 9.1(a) in respect of any Adverse Consequences that are the subject of one or more Indemnified Items listed on the Company Indemnified Items Schedule.

(h) Notwithstanding anything to the contrary contained in this Agreement, in no event shall any Company Stockholder be required to pay any amount in satisfaction of claims for indemnification under the provisions of this Agreement in excess of the value of consideration received by such Company Stockholder under this Agreement (the “Company Stockholder Merger Consideration”), which shall be an amount equal to the Pro Rata Share of Parent Common Stock received by such Company Stockholder pursuant to Section 3.2 hereof (valued at the Closing Share Value thereof) plus such Company Stockholder’s Pro Rata Share of the Cash Consideration to which such Company Stockholder is entitled hereunder.

9.4 Indemnification Procedure. No Parent Indemnified Party or Company Indemnified Party may seek indemnification under this Article 9, unless such party (the “Indemnified Party”) shall have first delivered written notice to the applicable indemnifying party (the “Indemnifying Party”) of the facts and circumstances (set forth in reasonable detail) giving rise to the claim within the applicable survival period for such claim as set forth in Section 9.3(a).

(b) If any claim shall be brought or asserted by any third party which, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to this Article 9 (a “Third Party Claim”), the Indemnified Party shall promptly notify the Indemnifying Party of such Third Party Claim in writing, specifying the basis of such claim and the facts pertaining thereto, and the Indemnifying Party, if the Indemnifying Party so elects, may assume and control the defense thereof at the Indemnifying Party’s expense (and shall consult with the Indemnified Party with respect thereto), including the employment of counsel reasonably satisfactory to the Indemnified Party; provided that, as a condition precedent to the Indemnifying Party’s right to assume control of such defense, the Indemnifying Party must first furnish the Indemnified Party with reasonable evidence that the Indemnifying Party is and will be able to satisfy any amount that such Indemnifying Party would be required to pay with respect to the Adverse Consequences relating to such claim; provided, further, that the Indemnifying Party shall not have the right to assume control of such defense if the claim which the Indemnifying Party seeks to assume control of (i) seeks material non-monetary relief, or (ii) involves criminal or quasi-criminal allegations. If the Indemnifying Party is permitted to assume and control the defense of a Third Party Claim and elects to do so, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party unless (A) the Indemnifying Party has specifically agreed in writing otherwise, (B) the Indemnified Party has been advised by outside counsel that a reasonable likelihood exists of a material conflict of interest between the Indemnifying Party and the Indemnified Party, or (C) the Indemnifying Party has failed to assume the defense and employ counsel; in which case the fees and expenses of the Indemnified Party’s counsel shall be paid by the Indemnifying Party. If the Indemnifying Party has assumed the defense of a Third Party Claim in accordance with the terms hereof, the Indemnifying Party may not enter into a settlement or consent to any judgment without the prior written consent of the Indemnified Party unless (i) such settlement or judgment involves monetary damages only, all of which will be paid, without limitation, by the Indemnifying Party and no admission of fault or culpability on behalf of any Indemnifying Party, and (ii) a term of the settlement or judgment is that the Person or Persons asserting such claim unconditionally and irrevocably release all Indemnified Parties from all liability with respect to such claim; otherwise, the consent of the Indemnified Party shall be required in order to enter into any settlement of, or consent to the entry of a judgment with respect to, any claim (which consent shall not be unreasonably withhold, delayed or conditioned). A failure by an Indemnified Party to give timely, complete or accurate notice as provided in this Article 9 will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise directly and materially damaged as a result of such failure to give timely notice. If the Indemnifying Party does not assume and/or is not controlling the defense of a Third Party Claim for any reason, the Indemnifying Party shall have the right to employ counsel separate from counsel employed by the Indemnified Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnifying Party shall be at the expense of the Indemnifying Party. The Indemnified Party may not enter into a settlement or consent to any judgment of any Third Party Claim without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld, delayed or conditioned).

(c) The provisions set forth in Section 9.4(b) shall not apply to any suits, actions, claims, proceedings, investigations, arbitrations and/or mediations in existence as of the Closing Date (the “Existing Litigation Matters”). From and after the Closing, Parent shall have the sole and exclusive right to control the defense of all Existing Litigation Matters and the sole and exclusive right to settle or consent to any judgment with respect to any Existing Litigation Matters. From and after the Closing, Parent shall manage the Existing Litigation Matters in a commercially reasonable manner. For purposes of clarification (i) from and after the Closing, the Company Stockholders shall have no right to participate in the defense of any Existing Litigation Matters and shall have no right to approve the settlement or consent to any judgment with respect to any Existing Litigation Matters and (ii) following the Closing, Parent shall have the sole and exclusive right determine which (if any) structural repair and maintenance expenditures are made by or on behalf of the Target Companies.

(d) Any claim by an Indemnified Party for indemnification other than indemnification against a Third Party Claim will be asserted by giving the Indemnifying Party written notice thereof, and the Indemnifying Party will have a period of sixty (60) calendar days within which to respond to such claims. If the Indemnifying Party does not so respond within such sixty (60) calendar day period, the Indemnifying Party will be deemed to have accepted such claim.

9.5 Materiality Qualifiers. For purposes of determining the amount of Adverse Consequences arising from a breach for which Parent Indemnified Parties or Company Indemnified Parties are entitled to indemnification under Sections 9.1(a) or 9.2(a) all qualifications contained in the representations and warranties of Parent or the Company contained in this Agreement that are based on materiality (including all usages of “material”, “Material Adverse Effect” or similar qualifiers) will be disregarded.

9.6 Investigation. An Indemnified Party’s right to indemnification, payment of Adverse Consequences or other remedies based on any representation, warranty, covenant or obligation of another party contained in or made pursuant to this Agreement shall not be affected by any investigation conducted by such Indemnified Party or any of its representatives or any knowledge acquired (or capable of being acquired) by any such Indemnified Party or its representatives, in each case, at any time, whether before or after the execution and delivery of this Agreement or the Effective Time. Notwithstanding the foregoing, if (i) Parent or the Company (as applicable, the “Breaching Party”) notifies the other (the “Non-Breaching Party”) in writing prior to the Closing that the Breaching Party has breached this Agreement, (ii) such notice includes a reasonably detailed description of such breach, (iii) the Breaching Party acknowledges in such notice that it will be unable to satisfy its conditions to Closing and therefore the Non-Breaching Party has the right to terminate this Agreement, and (iv) the Non-Breaching thereafter elects to waive such conditions, then the Non-Breaching Party shall not be entitled to any right to indemnification, payment of Adverse Consequences or other remedies based on such breach.

9.7 Payment.

(a) Any indemnification obligation under this Agreement for any Adverse Consequences shall be net of (i) any Tax Savings attributable to such Adverse Consequences (or as a direct result of an adjustment by a Tax authority directly corresponding to such Adverse Consequences) actually realized by the Indemnified Party after the Closing in the taxable year during which such Adverse Consequences occurs or in the immediately following taxable year, and (ii) any insurance proceeds or any indemnity, contribution or other similar payment actually received by the Indemnified Party from any third party with respect thereto, net of any expenses and increase in applicable premiums/retro-premiums related to the recovery of such proceeds, provided, however, that to the extent that such Tax Savings is subsequently denied by any Taxing authority, the Indemnifying Party shall pay to the Indemnified Party the appropriate portion of the amount of such Tax Savings previously used to reduce the Indemnifying Party’s indemnification obligation pursuant to this Section 9.7(a). In the event that any insurance or other recovery is recognized or received by any Indemnified Party with respect to any indemnification obligation for which any such Indemnified Party has been indemnified under this Agreement, then a refund equal to the aggregate amount of the recovery (up to the aggregate amount previously paid by the Indemnifying Party in respect of such indemnification obligation) shall be made promptly to the Indemnifying Party, net of any expenses and increase in applicable premiums/retro-premiums related to the recovery of such proceeds. The Indemnified Party shall be deemed to realize a tax savings (“Tax Savings”) with respect to any Adverse Consequences in any taxable year if, and to the extent that, the Indemnified Party’s actual liability for Taxes for such taxable year, calculated by excluding any Tax items attributable to the applicable Adverse Consequences, exceeds the Indemnified Party’s actual liability for Taxes for such taxable year, calculated by taking into account any Tax items attributable to such Adverse Consequences for such taxable year.

(b) Payments of all amounts owing by an Indemnifying Party under this Article 9 shall be made promptly upon a final settlement among the Indemnifying Parties and the Indemnified Parties or upon a final adjudication determined by a court of competent jurisdiction that an indemnification obligation is owed by an Indemnifying Party to the Indemnified Party under this Article 9. Any payment that is not made within ten (10) Business Days of the determination that such obligation is owing shall bear interest at a rate of ten percent (10%) per annum, or, if less, the maximum rate permitted by applicable Law. In addition, the Indemnifying Party shall reimburse the Indemnified Party for any and all costs or expenses of any nature or kind whatsoever (including reasonable legal fees and expenses) incurred in seeking to collect payment under this Article 9, and no limitation in this Article 9 shall apply to such reimbursement or to any interest paid or to be paid pursuant to this Section 9.7.

(c) Payment by Company Stockholders.

(i) Payment of Capped Items. Any amount to be paid by the Company Stockholders to satisfy their indemnification obligations for claims made under Sections 9.1(a), Section 9.1(b) in respect of Section 6.9(a)(xv) and (xvi), 9.1(c) and 9.1(e), shall be deemed to be paid to Parent by reducing the amount of Cash Consideration that would otherwise be payable to the Company Stockholders pursuant to Section 3.7 dollar for dollar by an amount equal to such obligations.

(ii) Payment of Uncapped Items. Any amount to be paid by the Company Stockholders to satisfy their indemnification obligations for claims made under Sections 9.1(b) (except in respect of Section 6.9(a)(xv) and (xvi)), 9.1(d), 9.1(f), 9.1(g) and 9.1(h), shall be payable, upon the election of the Stockholders’ Representative, by either (A) satisfying such obligations with cash or with shares of Parent Common Stock (valued for such purposes at the Closing Share Value) (each, a “Cash or Stock Election”), or (B) satisfying such obligations by deeming such amounts to be paid to Parent by reducing the amount of Cash Consideration that would otherwise be payable to the Company Stockholders pursuant to Section 3.7 dollar for dollar by an amount equal to such obligations (each, a “Deduction Election”), but only to the extent the Cash Consideration that remains payable to the Company Stockholders after satisfying such obligations pursuant to Section 3.7 is at least Seventeen Million Dollars ($17,000,000.00), and thereafter the Company Stockholders must satisfy any unpaid obligations with cash or with shares of Parent Common Stock (valued for such purposes at the Closing Share Value). Notwithstanding the foregoing, if the Stockholders’ Representative makes a Cash or Stock Election pursuant to this Section 9.7(c)(ii), Parent shall have the right to reject such cash or shares of Parent Common Stock, and instead deem the amounts owed by the Company Stockholders pursuant to their indemnification obligations to be paid to Parent by reducing the amount of Cash Consideration that would otherwise be payable to the Company Stockholders pursuant to Section 3.7 dollar for dollar by an amount equal to such obligations.

(iii) Replenishment. To the extent that a payment pursuant to Section 9.7(c)(i) would cause the Cash Consideration that remains payable to the Company Stockholders pursuant to Section 3.7 to be reduced below Seventeen Million Dollars ($17,000,000.00) (the amount of such shortfall, the “Cash Consideration Shortfall Amount”), the Company Stockholders shall promptly pay Parent (each such payment, a “Replenishment”) an aggregate amount in cash equal to the lesser of (A) the Cash Consideration Shortfall Amount and (B) an amount equal to (X) the aggregate amount of Deduction Elections made pursuant to Section 9.7(c)(ii)(B), less (Y) any Replenishments previously made by the Company Stockholders to Parent pursuant to this Section 9.7(c)(iii). For purposes of clarification, if the Stockholders’ Representative makes a Cash or Stock Election to satisfy an indemnification obligation and Parent rejects such cash or shares, the Company Stockholders shall not have a Replenishment obligation pursuant to this Section 9.7(c)(iii) with respect to such indemnification obligation.

(d) Payment by Parent. Parent shall be entitled to satisfy its indemnification obligations under this Article 9 with cash or by issuing additional shares of Parent Common Stock (valued for such purposes at the Closing Share Value).

9.8 Adjustment to Merger Consideration. Any indemnification received under this Article 9 shall be treated by Parent, the Company Stockholders and their respective Affiliates, to the extent permitted by applicable Law, as an adjustment to the consideration received by the Company Stockholders.

9.9 Exclusive Remedy. Other than the rights of the parties hereto to seek specific performance, injunctive or other equitable relief, or in the case of fraud or any willful and malicious breach, the provisions of this Agreement set forth the exclusive rights and remedies of the parties hereto to seek or obtain damages or any other remedy or relief from any party with respect to matters arising under this Agreement.

9.10 Adjustments to the Net Debt and Working Capital Threshold and Base Cash Amount. To the extent that (a) any of the Target Companies makes a payment before the Effective Time with respect to any Indemnified Item set forth on the Company Indemnified Items Schedule, which if such payment had been made after the Effective Time would have resulted in an indemnification obligation on the part of the Company Stockholders pursuant to Section 9.1(c) hereof, (b) such payment is made using Cash and Cash Equivalents of the Target Companies and does not increase the Indebtedness of the Target Companies, (c) such payment would increase the Combined Net Debt and Working Capital of the Target Companies and (d) the Company obtains the consent of Parent to make such payment (such consent not to be unreasonably withheld conditioned or delayed), then (i) the Net Debt and Working Capital Threshold shall be increased dollar-for-dollar by an amount equal to such payment, (ii) the Base Cash Amount shall be decreased dollar-for-dollar by an amount equal to such payment (iii) any applicable deductibles contained herein shall be reduced accordingly, without duplication.

9.11 Identified Dispute Adjustment. To the extent the Company settles or otherwise resolves the dispute set forth in item #11 on Section 6.1(a) of the Company Disclosure Letter, the proceeds of such settlement received by the Company (the “Identified Dispute Proceeds”) shall (a) reduce the Lower Indemnification Threshold by an amount equal to the Identified Dispute Proceeds, (b) reduce the Upper Indemnification Threshold by an amount equal to the Identified Dispute Proceeds and (c) reduce the Net Debt and Working Capital Threshold by the lesser of (i) the Identified Dispute Proceeds and (ii) $2,300,000.

ARTICLE 10

MISCELLANEOUS

10.1 Successors and Assigns; Assignment. This Agreement, the other Transaction Documents and any other agreement, document or instrument executed and delivered in connection herewith shall bind and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither the Company nor Parent may assign their respective rights under this Agreement except with the prior written consent of the other, which consent may be given or withheld in such party’s sole discretion; provided, however, that Parent may (i) assign its rights and remedies hereunder as collateral security to any bank or other financial institution that has loaned funds or otherwise extended credit to it or any of its affiliates or (ii) assign its rights under this Agreement to a related or affiliated entity; provided that, in each case, no such assignment shall relieve the assignor of its liabilities and obligations hereunder.

10.2 Notices. Any notice to be given by any party to this Agreement shall be given in writing and may be effected by facsimile, personal delivery, overnight courier, e-mail or sent by certified, United States Mail, postage prepaid, addressed as follows (or by another means approved in writing by a party pursuant to a notice given in accordance with this Section 10.2):

If to Parent:	Standard Parking Corporation 900 N. Michigan Avenue, Suite 1600 Chicago, Illinois 60611 Attention: General Counsel Fax: (312) 640-6162 E-mail: rsacks@standardparking.com with a copy to (which shall not constitute notice):

Katten Muchin Rosenman LLP

525 W. Monroe Street, Suite 1900

Chicago, Illinois 60661-3693

Attention: Mark R. Grossmann, Esq.

Fax: (312) 577-4408

E-mail: mark.grossmann@kattenlaw.com

    and

Attention: Mark D. Wood, Esq.

Fax: (312) 577-8858

E-mail: mark.wood@kattenlaw.com

If to the Company (prior to the Closing):

KCPC Holdings, Inc.

c/o Kohlberg & Company, LLC

Mt. Kisco, NY 10549

Attention: Seth Hollander

Fax: (914) 244-0689

E-mail: hollander@kohlberg.com

    and

Attention: Gordon Woodward

Fax: (914) 244-0689

E-mail: woodward@kohlberg.com

with a copy to (which shall not constitute notice):

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036-8704

Attention: Daniel S. Evans, Esq.

Fax: (617) 235-0028

E-mail: daniel.evans@ropesgray.com

    and

Attention: Christopher C. Henry, Esq.

Fax: (646) 728-1581

E-mail: christopher.henry@ropesgray.com

and

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

Attention: Alison S. Ressler, Esq.

Fax: (310) 712-8800

E-Mail: resslera@sullcrom.com

and

Klehr Harrison Harvey Branzburg LLP

1835 Market Street - Suite 1400

Philadelphia, PA 19103

Attention: Lisa C.S. Burnett

Fax: (215) 568-6603

E-Mail: lburnett@klehr.com

If to the Company (after the Closing):	KCPC Holdings, Inc. c/o Standard Parking Corporation 900 N. Michigan Avenue, Suite 1600 Chicago, Illinois 60611 Attention: General Counsel Fax: (312) 640-6162 E-mail: rsacks@standardparking.com with a copy to (which shall not constitute notice):

Katten Muchin Rosenman LLP

525 W. Monroe Street, Suite 1900

Chicago, Illinois 60661-3693

Attention: Mark R. Grossmann, Esq.

Fax: (312) 577-4408

E-mail: mark.grossmann@kattenlaw.com

    and

Attention: Mark D. Wood, Esq.

Fax: (312) 577-8858

E-mail: mark.wood@kattenlaw.com

If to the Stockholders’ Representative:

Kohlberg CPC Rep, L.L.C.

c/o Kohlberg & Company, LLC

Mt. Kisco, NY 10549

Attention: Seth Hollander

Fax: (914) 244-0689

E-mail: hollander@kohlberg.com

    and

Attention: Gordon Woodward

Fax: (914) 244-0689

E-mail: woodward@kohlberg.com

with a copy to (which shall not constitute notice):

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036-8704

Attention: Daniel S. Evans, Esq.

Fax: (617) 235-0028

E-mail: daniel.evans@ropesgray.com

    and

Attention: Christopher C. Henry, Esq.

Fax: (646) 728-1581

E-mail: christopher.henry@ropesgray.com

and

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

Attention: Alison S. Ressler, Esq.

Fax: (310) 712-8800

E-Mail: resslera@sullcrom.com

and

Klehr Harrison Harvey Branzburg LLP

1835 Market Street - Suite 1400

Philadelphia, PA 19103

Attention: Lisa C.S. Burnett

Fax: (215) 568-6603

E-Mail: lburnett@klehr.com

The date of service for any notice sent in compliance with the requirements of this Section 10.2 shall be (i) the date such notice is personally delivered, (ii) three days after the date of mailing if sent by certified or registered mail, (iii) the next succeeding Business Day after the date of delivery to the overnight courier if sent by overnight courier or (iv) the next succeeding Business Day after the date of transmission by electronic mail or facsimile.

10.3 Modification. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment by each party hereto, or in the case of a waiver by the party against whom the waiver is to be effective (with the Stockholders’ Representative being authorized to act on behalf of the Company Stockholders after the Effective Time); provided that, after the adoption and approval of this Agreement by the Company Stockholders and without their further approval, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for any Company Stock.

10.4 Confidentiality. The Company and Parent agree to communicate with each other and cooperate with each other prior to any public disclosure, press release, media release or other public announcements concerning the transactions contemplated hereby. No party hereto will issue or make any public disclosure, press release, media release or other public announcements (including to employees, customers and suppliers of the respective parties) with respect to this Agreement or the transactions contemplated hereby, except for any SEC filings or other filings required by Law (provided the party required to make any such filing shall have afforded the other parties, for a reasonable period prior to the making of such filing, a reasonable opportunity to review and comment upon the intended form and substance of such filing) without the consent of the Company or Parent, as the case may be, which consent shall not be unreasonably withheld, delayed or conditioned. If any party hereto is unable to obtain, after reasonable effort, the approval of its public report, statement or release from the other parties hereto and such report, statement or release is, in the written opinion of legal counsel to such party, required by Law, then such party may make or issue the legally required report, statement or release and promptly furnish the other parties with a copy thereof.

10.5 Time is of the Essence. The Company and Parent agree that time is of the essence with regard to this Agreement.

10.6 Exhibits and Schedules. The Company Disclosure Letter, Parent Disclosure Letter, schedules and exhibits attached shall be deemed to be an integral part hereof.

10.7 Entire Agreement. This Agreement, including the Company Disclosure Letter, Parent Disclosure Letter, exhibits and schedules attached hereto and all other Transaction Documents, contains the entire agreement among the parties hereto pertaining to the transactions contemplated hereby, and fully supersedes all prior agreements and understandings, if any, among the parties hereto pertaining to such transactions, provided that the Confidentiality Agreement, dated as of February 22, 2011, by and among the Company and Parent (the “Confidentiality Agreement”) shall remain in full force and effect until the Closing.

10.8 Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement shall nonetheless remain in full force and effect.

10.9 Rules of Construction. Interpretation of this Agreement and the other Transaction Documents (except as specifically provided in any such agreement, in which case such specified rules of construction shall govern with respect to such agreement) shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms article, section, paragraph, exhibit and schedule are references to the articles, sections, paragraphs, exhibits and schedules to this Agreement unless otherwise specified; (c) references to “$” shall mean U.S. dollars; (d) the word “including” and words of similar import shall mean “including without limitation,” unless otherwise specified; (e) the word “or” shall not be exclusive; (f) provisions shall apply, when appropriate, to successive events and transactions; (g) the headings are for reference purposes only and shall not affect in any way the meaning or interpretation of the applicable agreement; (h) a reference to any Person includes such Person’s successors and permitted assigns; (i) any reference to “days” means calendar days unless Business Days are expressly specified; (j) this Agreement and the other Transaction Documents shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted; (k) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP; and (l) references to delivery of documents and information hereunder shall mean (A) the posting of such documents or information in the electronic “data room” maintained on behalf of the parties hereto at least two (2) Business Days prior to the date hereof, provided that such documents and information were labeled and classified in a manner such that a reasonable person, using reasonable diligence, would understand that such document was in such electronic data room, and (B) documents available through EDGAR at least two (2) Business Days prior to the date hereof.

10.10 Binding Effect. This Agreement shall not be binding upon any party hereto unless and until the all parties hereto have executed this Agreement.

10.11 Choice of Law. As part of the consideration and mutual promises being exchanged and given in connection with this Agreement, the parties hereto agree that all claims, controversies and disputes of any kind or nature arising under or relating in any way to the enforcement or interpretation of this Agreement or to the parties’ dealings, rights or obligations in connection herewith, including disputes relating to the negotiations for, inducements to enter into, or execution of, this Agreement, and disputes concerning the interpretation, enforceability, performance, breach, termination or validity of all or any portion of this Agreement shall be governed by the laws of the State of Delaware without regard to its choice or conflicts of laws principles.

10.12 Disputes.

(a) Pre-Closing Disputes. Prior to the Effective Time, the parties hereto agree that all claims, controversies and disputes of any kind or nature relating in any way to the enforcement or interpretation of this Agreement or to the parties’ dealings, rights or obligations in connection herewith, shall be brought exclusively in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States located in the State of Delaware, or, if neither the Court of Chancery of the State of Delaware nor any such federal court has jurisdiction, any other state court located in the State of Delaware. With respect to any such claims, controversies or disputes, each of the parties hereto hereby irrevocably:

(i) submits itself and its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action in any court or tribunal other than the aforesaid courts;

(ii) waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding (A) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 10.12, (B) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by the applicable Law, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts; and

(iii) WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

(iv) Notwithstanding the foregoing in this Section 10.12, a party may commence any action or proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) Post-Closing Disputes. Except as set forth in Section 10.17, on or after the Effective Time, the parties hereto agree that all claims, controversies and disputes of any kind or nature relating in any way to the enforcement or interpretation of this Agreement or to the parties’ dealings, rights or obligations in connection herewith, shall be exclusively resolved by final and binding arbitration before Judicial Arbitration and Mediation Services (“JAMS”). The parties hereto further agree that any disagreement as to whether a particular type of claim, controversy or dispute is subject to arbitration shall, regardless of the nature of the dispute, be decided exclusively by the arbitrators, and not by a court, it being the parties’ intention that no dispute or controversy relating in any manner whatsoever to this Agreement or their dealings in connection herewith shall be submitted to litigation in a state or federal court. Each party hereto agrees that the award of the arbitrators shall be final, binding and non-appealable and shall be the sole and exclusive remedy between and among the parties regarding any matter presented to the arbitrator, regardless of the magnitude thereof. All arbitration proceedings shall be conducted pursuant to JAMS’ Streamlined Arbitration Rules and Procedures (“JAMS Rules”). Arbitration shall be conducted exclusively in Chicago, Illinois, before three (3) neutral arbitrators domiciled there, who shall be appointed by agreement of the parties or, in the event the parties are unable to agree on three (3) arbitrators within ten (10) calendar days following the commencement of the arbitration (or sooner if a party submits a request for injunctive or interim relief before an agreement on arbitrators has been reached), in accordance with JAMS Rule 12. The arbitrators shall award attorneys’ fees to the prevailing party, and shall have the discretion to make a full or partial award of attorneys’ fees based upon their determination of the extent to which a party achieved the relief sought in its pleadings or prevailed with respect to the issues in controversy. The arbitration, including the arbitration award, shall be governed by the Federal Arbitration Act (9 U.S.C. § 1 et seq.), and judgment upon the award may be confirmed and entered by any court having competent jurisdiction over the parties or their assets.

(c) Financing Sources. Notwithstanding anything to the contrary contained in this Agreement, Parent: (i) agrees that it will not bring or support any Person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources (which defined term for the purposes of this provision shall include the Financing Sources and their respective Affiliates, equityholders, members, partners, officers, directors, employees, agents, advisors and representatives involved in the financing contemplated by the Financing Letter) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Financing Letter or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Financing Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to the Financing Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Financing Letter or the performance thereof or the financings contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, the Financing Sources are intended third-party beneficiaries of, and shall be entitled to the protections of, this Section 10.12(c).

(d) Net Working Capital; Net Debt. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto agrees that any dispute regarding the calculation of Company Net Debt and/or Company Net Working Capital (whether prior to or after the Closing), shall be subject to the following procedures:

(i) The parties will attempt in good faith to resolve the dispute promptly through negotiations between representatives who have authority to settle the dispute. If the dispute is not resolved through such negotiations within ten (10) days of the commencement of such negotiations (which period may be extended by written agreement of the parties), then the items in dispute shall be submitted to an Accounting Firm.

(ii) The Accounting Firm shall be instructed to render a determination of the applicable dispute within thirty (30) days after referral of the matter to the Accounting Firm. The Accounting Firm’s determination must be in writing and must set forth, in reasonable detail, the basis therefor. The parties shall use their respective commercially reasonable efforts to cause the Accounting Firm to resolve such dispute as soon as practicable. The determination of the Accounting Firm shall be conclusive and binding upon the parties and that judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.

(iii) The scope of the disputes to be resolved by the Accounting Firm shall be limited to only such items that are in dispute and the Accounting Firm shall determine, based solely on presentations by the parties hereto and their respective representatives, and not by independent review, only those issues specifically in dispute. In resolving any disputed item, the Accounting Firm shall be bound by the principles set forth in this Section 10.12(d) and shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.

(iv) Each of Parent, on the one hand, and the Company Stockholders, on the other hand, shall bear that percentage of the fees and expenses of the Accounting Firm equal to the proportion (expressed as a percentage) of the dollar value of the disputed amounts determined in favor of the other party by the Accounting Firm.

10.13 Survival of Covenants. The covenants of the parties to be performed subsequent to Closing shall survive Closing for the periods stated therein or, if no period is stated, until they have been fully performed.

10.14 No Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer any rights or remedies upon any person other than the Company, Parent and Merger Sub and their respective successors and permitted assigns, except as otherwise expressly provided in Section 6.12(d), Article 9, and Section 10.12(d). The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.3 without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters, regardless of the knowledge of any of the parties. Except as otherwise expressly provided in Article 9, persons other than the Company, Parent and Merger Sub (and after the Closing, the Company Stockholders) may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.15 Counterparts. This Agreement may be executed in multiple counterparts, and all such executed counterparts shall constitute the same agreement. It shall be necessary to account for only one such counterpart in proving the existence of terms of this Agreement.

10.16 Electronic Execution and Delivery. A facsimile, PDF or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties by facsimile, e-mail or other electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party, all parties agree to execute an original of this Agreement as well as any facsimile or reproduction thereof. The parties hereto hereby agree that neither shall raise the execution of facsimile, PDF or other reproduction of this Agreement, or the fact that any signature or document was transmitted or communicated by facsimile, e-mail or other electronic transmission device, as a defense to the formation of this Agreement.

10.17 Specific Performance. The parties acknowledge that their obligations hereunder are unique and that remedies at law, including monetary damages, will be inadequate in the event any party should default in the performance of its obligations under this Agreement. Accordingly, in the event of any such breach, the non-defaulting parties shall be entitled to seek equitable relief, without the proof of actual damages, including in the form of an injunction or injunctions or orders for specific performance to prevent breaches of this Agreement and to order the defaulting party to affirmatively carry out its obligations under this Agreement, and such defaulting party hereby waives any defense to the effect that a remedy at law would be an adequate remedy for such breach or that an award of specific performance is not an appropriate remedy for any reason of law or equity. Such equitable relief shall be in addition to any other remedy to which the parties hereto are entitled to at law or in equity as a remedy for such nonperformance, breach or threatened breach. Each party hereby waives any requirements for the securing or posting of any bond or other security or showing actual damages in connection with such equitable remedy. The foregoing shall not be deemed to be or construed as a waiver or election of remedies by any party, each of which expressly reserve any and all rights and remedies available to it at law or in equity in the event of any breach or default by the other parties under this Agreement prior to the Closing.

10.18 Expenses. The Company Stockholders (pursuant to their agreement to be bound by the terms of this Section 10.18 in their applicable Closing Agreement) hereby agree that all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transaction Documents and the transactions contemplated by hereby and thereby on behalf of the Company Stockholders and/or the Target Companies prior to the Effective Time shall be paid by the Company Stockholders, whether or not the Closing shall have occurred or this Agreement is terminated. Parent hereby agrees that all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transaction Documents and the transactions contemplated by hereby and thereby on behalf of Parent and/or Merger Sub shall be paid by Parent, whether or not the Closing shall have occurred or this Agreement is terminated. Notwithstanding the foregoing, Parent, on the one hand, and the Company Stockholders, on the other hand, shall each pay fifty percent (50%) of (i) the filing fees required to be paid under the HSR Act in connection with any filings and (ii) the reasonable fees and expenses of an economic consultant (which shall be Charles River Associates) with respect to issues relating to the HSR Act, provided such amounts are approved in advance by the Company and Parent.

10.19 Adjustments. Without limiting the other provisions of this Agreement, references to numbers of shares and prices per share of Parent Common Stock contained in this Agreement shall be appropriately adjusted for stock splits, stock dividends, stock combinations or other similar transactions that occur after the date of this Agreement.

10.20 Stockholders’ Representative.

(a) By virtue of the execution of the applicable Closing Agreements, each of the Company Stockholders has irrevocably constituted and appointed, Kohlberg CPC Rep, L.L.C. (and by its execution of this Agreement as Stockholders’ Representative, Kohlberg CPC Rep, L.L.C. hereby accepts its appointment) as the true, exclusive and lawful agent and attorney-in-fact (the “Stockholders’ Representative”) of the Company Stockholders to act in the name, place and stead of the Company Stockholders in connection with the transactions contemplated by this Agreement, in accordance with the terms and provisions of this Agreement, and to act on behalf of the Company Stockholders in any action, suit or proceeding involving this Agreement, to do or refrain from doing all such further acts and things, and to execute all such documents as the Stockholders’ Representative shall deem necessary or appropriate in connection with the transactions contemplated by this Agreement, including the power:

(i) to act for the Company Stockholders with regard to matters pertaining to indemnification referred to in this Agreement, including the power to compromise or settle any indemnity claim on behalf of the Company Stockholders and to transact matters of litigation or other actions, suits or proceedings;

(ii) to execute and deliver all amendments, waivers, ancillary agreements, stock powers, certificates and documents that the Stockholders’ Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement;

(iii) to do or refrain from doing any further act or deed on behalf of the Company Stockholders that the Stockholders’ Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement as fully and completely as the Company Stockholders could do if personally present; and

(iv) to receive service of process on behalf of any Company Stockholder in connection with any claims under this Agreement.

(b) The Stockholders’ Representative may be removed or replaced only upon delivery of written notice to the Surviving Corporation by the Company Stockholders holding at least a majority of outstanding shares of Company Common Stock as of immediately prior to the Effective Time. Parent, the Surviving Corporation and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Stockholders’ Representative in all matters referred to herein.

(c) The Stockholders’ Representative will incur no liability to any Company Stockholder with respect to any action taken or suffered by any party in reliance upon any notice, direction, instruction, consent, statement or other document believed by the Stockholders’ Representative to be genuine and to have been signed by the proper Person (and the Stockholders’ Representative shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except its own gross negligence, bad faith or willful misconduct.

(d) The Company Stockholders shall severally, in accordance with and limited to their applicable Pro Rata Share, and not jointly, indemnify and hold harmless the Stockholders’ Representative against any loss, liability or expense incurred by the Stockholders’ Representative (without gross negligence, bad faith or willful misconduct on the part of the Stockholders’ Representative) arising out of or in connection with the acceptance or administration of the Stockholders’ Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel (or other advisor) retained by the Stockholders’ Representative.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the date first above written.

STANDARD PARKING CORPORATION

By:	/s/ James A. Wilhelm
Name:	James A. Wilhelm
Title:	President and Chief Executive Officer

HERMITAGE MERGER SUB, INC.

By:	/s/ James A. Wilhelm
Name:	James A. Wilhelm
Title:	President and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the date first above written.

KCPC HOLDINGS, INC.

By:	/s/ Seth H. Hollander
Name: Seth H. Hollander
Title: Vice President and Secretary

KOHLBERG CPC REP, L.L.C.

By:	Kohlberg Management V, L.L.C., its sole member

By:	/s/ Seth H. Hollander

Name: Seth H. Hollander
Title: Vice President

[Signature page to Agreement and Plan of Merger]